SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing theinformation to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	Form 6-K dated August 8, 2014 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: August 8, 2014

Item 1

JAGUAR
LAND ROVER
ANNUAL
REPORT
2013-14

02
Overview | Brands | Manufacturing | Technology | Responsible business | Management report | Governance | Financials

Financial highlights

Great new products delivered by world-class designers and engineers using cutting-edge technology and innovation, resulting in record sales in FY14.


£19,386 million
£15,784 million
£13,512 million
£9,871 million
Revenue 2014
£19,386 million
2011
2012
2013
2014

Cash* (£ million)


2014 3,459
2013 2,847
2012 2,430
2011 1,028

*Includes short-term deposits

Debt (£ million)


2014 2,010
2013 2,167
2012 1,974
2011 1,382

Net cash (debt) (£ million)


2014 1,449
2013 680
2012 456
2011 (354)

Free cash flow* (£ million)


2014 1,150
2013 595
2012 958
2011 876

*Free cash flow measured as net change in cash and cash equivalents, less net cash in financing activities and investments in short-term deposits

EBITDA (£ million)


2014 3,393
2013 2,339*
2012 2,095*
2011 1,502

*Restated – see page 82

Profit after tax (£ million)


2014 1,879
2013 1,214*
2012 1,460*
2011 1,036

*Restated for adoption of IAS 19 (revised). See note 2 of the consolidated financial statements

Profit before tax


2014
£2,501 million
2013
£1,674 million*
2012
£1,479 million*
2011
£1,115 million

*Restated for adoption of IAS 19 (revised). See note 2 of the consolidated financial statements

Retail volumes (units '000)


2014 434
2013 375
2012 306
2011 241

Average number of employees


2014 27,953
2013 24,913
2012 20,887
2011 17,255

Product and other investment (£ million)


2014 2,680
2013 2,048
2012 1,560
2011 900

JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14

JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14

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Overview | Brands | Manufacturing | Technology | Responsible business | Management report | Governance | Financials
Jaguars and Land Rovers line up at Horse Guards Parade as part of the Heritage Drive
JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14

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Overview | Brands | Manufacturing | Technology | Responsible business | Management report | Governance | Financials
Contents
02 OVERVIEW
02 Financial highlights
06 Contents
08 Chairman’s statement
10 CEO’s statement
12 Key milestones
14 Key awards
16 OUR BRANDS AND CARS
18 F-TYPE Coupé makes its debut
20 Jaguar announces all-new aluminium architecture and C-X17 concept
22 Range Rover Sport launched in New York
26 Our vehicles
28 Jaguar Land Rover celebrates The Queen’s Coronation
30 Jaguar Land Rover supports sporting achievement
32 MANUFACTURING
34 Jaguar Land Rover committed to the UK
38 Global manufacturing footprint
40 TECHNOLOGY AND INNOVATION
42 Pushing the technology envelope
48 RESPONSIBLE BUSINESS
50 The UK’s Responsible Business of the Year
56 Social responsibility initiatives integral to our reputation
64 A growing, thriving, business
68 Caring for a diverse workforce
70 MANAGEMENT REPORT
72 CFO’s statement
74 Strategic report
90 Directors’ report
92 GOVERNANCE
94 Board of Directors
96 Executive Commitee members
98 Corporate governance
101 Independent auditor’s report
102 FINANCIAL STATEMENTS
104 Consolidated financial statements
108 Notes to the consolidated financial statements
156 Parent Company financial statements
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Overview | Brands | Manufacturing | Technology | Responsible business | Management report | Governance | Financials
Chairman’s statement
The Tata Group’s core purpose is to improve the quality of life of the communities it serves globally, through long-term stakeholder value creation. We seek to differentiate ourselves through customer-centricity, innovation, entrepreneurship, trustworthiness and values-driven business operations, while balancing the interests of diverse stakeholders including shareholders, employees and civil society.
These are values shared by Jaguar Land Rover, a flagship asset for the Tata Group. The Company continues to go from strength to strength demonstrating the pioneering and entrepreneurial spirit synonymous with our group of companies.
In the pursuit of excellence Jaguar Land Rover has continued to innovate through its products, technology and people. This commitment has seen the Company continue to harness the growing global demand for vehicles in the premium car segment through the delivery of award-winning models.
As we move to the next fiscal year, we must continue to harness the collective strength of our Group and recognise the invaluable contribution made by our employees as we look to celebrate even greater success in the future.
Cyrus Mistry
Chairman
Jaguar Land Rover Automotive plc
28 July 2014
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10 Overview | Brands | Manufacturing | Technology | Responsible business | Management report | Governance | Financials
Jaguar Land Rover
Headquarters
CEO’s statement
Jaguar Land Rover delivered a solid performance by focusing on what matters most – creating great British products by world-class designers and engineers.
Solid financial accomplishments
We sold more than 430,000 vehicles, up 16% year-on-year, with growth across all regions and new records set in 38 markets.
As a result, revenue increased by 23% to £19.4 billion and EBITDA by 45% to £3.4 billion, representing an EBITDA margin of 17.5%. Pre-tax profits rose 49% to £2.5 billion.
Innovative products
Our award-winning product portfolio underpins the success of the Company. The Range Rover Sport, Jaguar F-TYPE Coupé and our flagship, the long wheelbase Range Rover, are transforming our business. We also showcased the world’s first diesel hybrid SUV in Range Rover.
In responding to our global customers’ desires and needs we introduced several new innovative technologies, such as stop-start transmissions across the entire range, All-Wheel Drive XF and XJ Jaguar models and an active drive line and nine-speed gearbox in the Range Rover Evoque.
We are pioneers in aluminium construction and lightweight materials and continuously improve aerodynamics, rolling resistance, crash safety and connectivity technologies.
Investments in product, production and people
Furthermore, we laid the foundations to expand our innovative product portfolio and announced an all-new technically advanced aluminium intensive vehicle architecture.
The majority of the operational investments were directed to Solihull in preparation of the first Jaguar model to be produced there.
During 2013, we recruited 3,000 new employees, many at the forefront of product creation and delivery and more than 400 on our graduate and apprentice programmes.
Acting responsible
At Jaguar Land Rover we recognise that our commitment does not stop at delivering on the commercial imperatives. Our dedication to the environment and the communities in which we operate is central to our business strategy. It led us to be named Responsible Business of the Year by Business in the Community – a moment that stands out as a highlight of the year.
Outlook
Jaguar Land Rover is well positioned for future sustainable and profitable growth, both iconic brands can grow and prosper.
Our strategic plans have the firm commitment of our nurturing parent Tata Motors, encouraging Jaguar Land Rover in an entrepreneurial spirit.
Every area of our business is focused on “customer first”; passionate and motivated to inspire our customers with exceptional premium products, delivering the highest standards of quality, technology and customer service.
This is an exciting time for Jaguar and Land Rover. With a generally positive macroeconomic environment around the world, I am optimistic about the possibilities for the future.
We have a pioneering spirit that drives continuous improvement and creates significant opportunities to attract new customers.
Overall, we are committed to delivering our customers experiences they will love for life.
Dr Ralf Speth
Chief Executive Officer
Jaguar Land Rover Automotive plc
28 July 2014
JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2013-14
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12 Overview | Brands | Manufacturing | Technology | Responsible business | Management report | Governance | Financials
Key milestones
From launching critically acclaimed new cars to supporting programmes with global impact, it was an action-packed year for the Company.
APR
30 APRIL 2013
LAND ROVER CELEBRATES 65 YEARS
Land Rover marked its 65th anniversary with a celebration of technology and innovation. Around 150 heritage Land Rovers attended a celebratory event at Packington Estate, the testing ground for the original 1947-48 Land Rover prototypes and Range Rover development vehicles of the 1960s and 70s. These vehicles showcase key milestones in Land Rover’s 65-year history and also some 4x4 world firsts such as anti-lock brakes, adjustable air suspension, Electronic Traction Control, Hill Descent Control, Terrain Response® and Stop/Start technologies.
JUL
3 JULY 2013
RESPONSIBLE BUSINESS OF THE YEAR
Jaguar Land Rover was named Responsible Business of the Year by Business in the Community (BITC). The Company received the award in recognition of its significant investment in UK jobs and facilities, improving its environmental performance and increasing the skills and education opportunities for young people and existing employees.
JUL
11 JULY 2013
CORONATION FESTIVAL
As the only automotive manufacturer to hold Royal Warrants from all three grantors, Jaguar Land Rover was delighted to support the Coronation Festival. The unique event which celebrated the 60th anniversary of the coronation of Her Majesty The Queen showcased the best of British innovation excellence and industry.
SEP
10 SEPTEMBER 2013
ALL NEW ALUMINIUM ARCHITECTURE SHOWCASED BY C-X17 CONCEPT CAR
Jaguar Land Rover announced an investment approaching £1.5 billion to introduce an all-new technically advanced aluminium vehicle architecture, which was showcased by the C-X17 concept car. The Company went on to confirm the first new model to utilise this innovative architecture will be the Jaguar XE. Built at the Solihull plant, this new model will lead to the creation of 1,700 new jobs.
NOV
19 NOVEMBER 2013
F-TYPE COUPÉ LAUNCH
The all-new Jaguar F-TYPE Coupé range, led by the high-performance F-TYPE R Coupé model, made its global debut at an exclusive VIP media and consumer event on the eve of the Los Angeles Auto Show.
DEC
5 DECEMBER 2013
BRAZIL
Jaguar Land Rover announced it is to be the first British carmaker to open a manufacturing facility in Brazil following a landmark agreement between the Company and state authorities to build a plant in the State of Rio de Janeiro.
FEB
17 FEBRUARY 2014
LAND ROVER CELEBRATE 25 YEARS OF DISCOVERY
Land Rover unveiled a new Discovery XXV Special Edition as a celebration of the 25th anniversary year of the original launch of its versatile family SUV. First launched in Plymouth, UK in 1989, the Discovery revolutionised the 4x4 landscape. Its combination of contemporary design, spacious and user-friendly interiors, unflinching capability and extreme versatility made it an instant hit. With the release of each new generation, the Land Rover Discovery has cemented its position as the most capable, versatile SUV in the world.
JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2013-14
JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2013-14

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Overview | Brands | Manufacturing | Technology | Responsible business | Management report | Governance | Financials

Key awards

This year Jaguar Land Rover received more than 220 awards for its strongest ever model line up. Here are some highlights.

THE GOLDEN STEERING WHEEL

The Jaguar F-TYPE was voted the winner of a prestigious Golden Steering Wheel award by readers of the respected German publications Bild am Sonntag and Auto Bild. The F-TYPE competed in the "coupé and cabriolet" category, finishing ahead of the Porsche Cayman and BMW 4 Series Coupé.

F-TYPE CONTINUES TO RECEIVE INTERNATIONAL ACCLAIM

Other notable awards for the F-TYPE include: Sportscar of the 21st Century and Sports Car of the Year from Sina.com and Motor Trend in China, Car of the Year at the Middle East Motor Awards, Convertible of the Year from Top Gear in the UK and Best of the Best from Robb Report in the USA.

J.D. POWER SALES SATISFACTION INDEX STUDY

Jaguar received the honour of the highest ranking nameplate among luxury brands according to the J.D. Power 2013 US Sales Satisfaction Index Study.

RANGE ROVER J.D. POWER APEAL

Range Rover achieved the Highest Automotive Performance, Execution and Layout (APEAL) score of any model in the J.D. Power 2013 APEAL survey – the first time a model outside the large premium car segment has ranked highest among all models in the industry.

RANGE ROVER SPORT SUV CROWNED

SUV of the Year by Top Gear magazine in the UK, EVO in MENA, Car and Driver in China.

WOMEN'S LUXURY CAR OF THE YEAR

The Women's World Car of the Year is judged by a panel of 17 female motoring writers from around the world. Each vehicle considered for the award is rated according to criteria that reflect issues that are important to women car buyers. Having achieved the highest marks in the luxury car section, the Range Rover went on to be named their Car of the Year.


Das Goldene Lenkrad
2013
Das Goldene Lenkrad
LESERKLASSE CABRIOS UND COUPES
Jaguar F-Type
Jaguar Land Rover Limited

JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14

JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14

16 Overview Brands | Manufacturing | Technology | Responsible business | Management report | Governance | Financials
Our brands and cars
XFR-S Sportbrake: supercar-baiting performance with the versatility of an estate
JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2013-14
JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2013-14

18 Overview | Brands | Manufacturing | Technology | Responsible business | Management report | Governance | Financials
The F-TYPE Coupé made its global debut in November 2013 at the Los Angeles and Tokyo motor shows
F-TYPE Coupé makes its debut
The most performance-focused Jaguar ever is unveiled at Los Angeles and Tokyo motor shows.
The Jaguar F-TYPE Coupé, the most dynamically capable, performance- focused production Jaguar ever, made its global motor show debuts in both Los Angeles and Tokyo in November 2013.
The F-TYPE Coupé model line-up is headlined by the F-TYPE R Coupé, its 5.0-litre V8 supercharged engine enabling acceleration from 0-60mph in 4.0 seconds, and a top speed of 186mph (electronically limited). F-TYPE S Coupé and F-TYPE Coupé models complete the range, powered by Jaguar’s 3.0-litre V6 supercharged engine. The F-TYPE Coupé range complements the existing 2013 “World Car Design of the Year” award-winning F-TYPE Convertible model line-up of F-TYPE, F-TYPE S and F-TYPE V8 S.
The F-TYPE Coupé embodies the uncompromised design vision of the stunning Jaguar C-X16 concept sports coupé that debuted at the 2011 Frankfurt Motor Show, its dramatic cabin-rearward stance being defined by three heartlines. The first two heartlines – shared with F-TYPE Convertible – form the muscular front and rear wings, the third heartline being the sweeping coupé roof profile which provides an unbroken silhouette while emphasising the visual drama of the tapered cabin sitting between powerful rear haunches.
Jaguar’s expertise in aluminium technology has enabled the design vision for the F-TYPE Coupé to be delivered in a lightweight yet extremely strong bodyshell. Its torsional rigidity provides the basis for excellent dynamic attributes. The F-TYPE Coupé’s body side is made from a single piece aluminium pressing, probably the most extreme cold-formed aluminium body side in the automotive industry, eliminating the requirement for multiple panels and cosmetic joints.
As well as the motor show debut, the F-TYPE Coupé made a dramatic appearance on TV with a new TV commercial, entitled “Rendezvous”, directed by Oscar-winner Tom Hooper and starring Sir Ben Kingsley, Tom Hiddleston and Mark Strong. The advert is the latest offering in Jaguar’s “British Villains” campaign which began with the introduction of the F-TYPE Coupé in November 2013, and made its world premiere during the coveted advertising slot in the Super Bowl XLVIII North America broadcast interval, receiving more than 11 million views online (as of March 2014).
186mph
Top speed of the F-TYPE Coupé
JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2013-14
JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2013-14

20 Overview Brands | Manufacturing | Technology | Responsible business | Management report | Governance | Financials
Jaguar announces all-new
aluminium architecture
and C-X17 concept
Jaguar stretches the design possibilities of the segment with stunning Frankfurt debut.
The C-X17 was created as a design study to introduce Jaguar’s all-new advanced aluminium architecture. This modular, scalable architecture will allow Jaguar to grow its product portfolio and target high-growth areas of the premium market, beginning with a new mid-sized C/D segment sedan in 2015.
The C-X17 concept is one example of the diversity of vehicles that could be produced using the new architecture. The Jaguar C-X17 stretched the design possibilities of the segment by combining the character and driving experience of a sports car with increased presence and flexibility – all imbued with the sleek lines, sporting design and luxurious sophistication Jaguar is renowned for.
JAGUAR R PERFORMANCE CARS
In March 2014, the range was enhanced further with the addition of the XFR-S Sportbrake, which is the first sports estate car to be produced by Jaguar, with 550PS on tap and 1,675 litres of rear load space. The XFR-S Sportbrake builds on the already acclaimed XFR-S saloon – boasting the same power figures and levels of agility – with increased versatility and practicality. And for customers who value efficiency, but still want their XF to have a sporty appearance, the XFR-Sport was introduced in the summer of 2014. Delivering competitive C02 emission from 129g/km, the R-Sport is available in both Saloon and Sportbrake guises.
2014 MODEL YEAR JAGUAR XJ
In August 2013, Jaguar announced the latest in a long line of luxurious Jaguar sports saloons – the 2014 model year Jaguar XJ – incorporating enhanced rear cabin luxury features, comfort and in-car technology to create a truly elegant and contemporary luxury Jaguar.
The Jaguar XJ offers a comprehensive range of engines – 2.0-litre turbocharged petrol, 3.0-litre V6 diesel and supercharged petrol and four 5.0-litre V8 petrol powerplants – all of which enhance customer choice in key global markets.
These engines, as well as the other XJ variants, are mated to Jaguar’s eight-speed automatic gearbox which offers a broad spread of ratios for a perfectly balanced combination of smooth-shifting, economy and driver control. In addition, the Intelligent All-Wheel Drive System, which monitors grip levels and driver input to provide maximum traction at all time, is available on the 14MY XJ (with 3.0-litre V6 petrol engine).
An even more spacious long wheelbase version of the 14MY XJ was also introduced. The long wheelbase models have enhanced rear cabin luxury features which include “airline” style reclining seats with massage function, increased headroom, fold-out business tables and a specially retuned rear suspension set-up to enhance rear seat ride comfort.
Right:The luxurious cockpit of the 2013 XJR, Jaguar’s flagship sports saloon
The C-X17 was created as a design study to intoduce Jaguar’s new advanced aluminium architecture
JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14
JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14

22 Overview Brands | Manufacturing Technology | Responsible business | Management report | Governance | Financials
Daniel Craig lent his star power to the unveiling of the Range Rover Sport in New York
Range Rover Sport launched in New York
A new British icon is unveiled by another on the streets of Manhattan.
Showcased at the New York International Auto Show 2013 by Daniel Craig, the Range Rover Sport is the ultimate premium sports SUV
– the fastest, most agile and most responsive Land Rover ever.
Developed alongside the highly acclaimed new Range Rover, it offers the brand’s best-ever on-road dynamics together with class-leading, genuine Land Rover all-terrain capability. The new Range Rover Sport presents customers with a more assertive and muscular exterior, a more luxurious interior and the flexibility provided by the option of occasional 5+2 seating. Exploiting Land Rover’s breakthrough lightweight suspension design and innovative dynamic chassis technologies, the Sport’s all-new, first-in-class aluminium architecture achieves a weight saving of up to 420kg against its predecessor. This enables the vehicle to blend agile handling with exceptional comfort, offering a unique mix of sporting luxury and a dynamic, connected driving experience, along with CO2 emissions reduced to 194g/km.
JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2013-14
JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2013-14

24 Overview Brands | Manufacturing | Technology | Responsible business | Management report | Governance | Financials
MAJOR NEW TECHNOLOGIES ENHANCE 2014 EVOQUE
One of the most successful Land Rover vehicles ever made, the Range Rover Evoque, makes a further leap forward with the introduction of a host of new technologies, announced in August 2013. These enhancements lower fuel consumption by up to 11.4% and reduce CO2 emissions by up to 9.5% and bring a range of new comfort, convenience and connectivity features.
Customers ordering vehicles from the 2014 range benefit from newly available features, including: a new nine-speed automatic transmission, new driveline technologies, seven new driver assistance features as well as detail design enhancements inside and out. First shown at the Geneva Motor Show in March, the ZF-9HP automatic transmission is among the world’s first nine-speed units fitted to a passenger car. With a wide spread of ratios and improved efficiency, the new transmission delivers improved economy, reduced emissions, enhanced performance and greater comfort.
11.4%
Reduction in fuel consumption with the 2014 Evoque
Also available, Active Driveline is the world’s first “on demand” four-wheel drive system that enhances agility and improves fuel efficiency by operating in front-wheel drive only during steady-state driving at speeds above 22mph. The new system monitors vehicle dynamics and automatically reconnects four-wheel drive (within 300 milliseconds) whenever it is needed.
For the 2014 model, the driver assistance capabilities of the Evoque are significantly enhanced by the introduction of features including: Park Exit (to automatically exit parallel parking bays), Perpendicular Park (to position the car centrally in parking bays), Closing Vehicle Sensing and Reverse Traffic Detection (to warn drivers of oncoming traffic), Lane Departure Warning, Traffic Sign Recognition and Wade Sensing.
The brand new Land Rover InControlTM connected car system (available as an option) incorporates two new features – InControlTM Remote and InControlTM Secure.
Land Rover InControlTM Remote allows owners to trigger an SOS Emergency Call which, in the event of an accident, automatically informs the emergency services of the vehicle’s position.
Land Rover InControlTM Secure tracks the vehicle in the event of a theft using advance tracking technology. It raises a silent alarm at a secure operating centre where a third-party service provider will assist the relevant local authorities in a timely recovery of the vehicle.
The system ensures the vehicle complies with the Thatcham Category 6 standard.
The Range Rover Evoque has proven to be hugely successful and the 2014 model is destined to have even greater appeal.
LAND ROVER CELEBRATES 25 YEARS OF DISCOVERY WITH EXCLUSIVE “XXV” SPECIAL EDITION
Land Rover unveiled a new Discovery XXV Special Edition as a celebration of the 25th anniversary year of the original launch of its versatile family SUV.
First launched in 1989, the Discovery revolutionised the 4x4 landscape, and over one million Discovery models have been sold since. Its combination of contemporary design, spacious and user-friendly interiors, unflinching capability and extreme versatility made it an instant hit. With the release of each new generation, the Land Rover Discovery has cemented its position as the most capable, versatile SUV in the world.
Thanks to its formidable array of innovative and award-winning technologies, from Terrain Response® to Hill Descent Control, the Discovery is as comfortable taking on everyday journeys as it is tackling the world’s harshest terrain – as numerous intercontinental expeditions have proved. Over its 25 years it has been chosen as the explorer’s choice to take on challenges and adventures; Sir Ranulph Fiennes used an original Discovery in his expedition to discover the Lost City of Ubar, while the Discovery 3 was used on the record-holding London-Cape Town drive in 2013. Discovery models have also been used in Land Rover’s own famous G4 Challenge and Camel Trophy.
The Special Edition vehicle comes in a choice of four exterior colours, has distinctive badging and a sophisticated, premium interior lined with Windsor leather.
186mm
The increase in legroom in the Range Rover Long Wheelbase
LAND ROVER SHOWCASED ITS FIRST HYBRID RANGE ROVER MODELS
Land Rover showcased its first-ever hybrid models, and the world’s first premium diesel SUV hybrids, the Range Rover Hybrid and Range Rover Sport Hybrid. These models are set to deliver outstanding fuel economy, significantly lower CO2 emissions and retain Land Rover’s renowned capability and performance. The two all-aluminium models are based on Land Rover’s Premium Lightweight Architecture and share an identical powertrain.
The Range Rover hybrids proved their capability during the “Silk Trail 2013” expedition in which they travelled through France, Belgium, Germany, Poland, Ukraine, Russia, Uzbekistan, Kyrgyzstan, China and India.
LAND ROVER EXTENDS APPEAL AND EXCLUSIVITY OF RANGE ROVER – THE WORLD’S FINEST LUXURY SUV
Land Rover extended the customer appeal of its family of luxury SUV vehicles with the launch of a new long wheelbase Range Rover and the addition of an exclusive specification – the Range Rover Autobiography Black.
The first long wheelbase Range Rover in 20 years caters for a growing group of consumers looking for the ultimate SUV, and provides an alternative to the traditional long wheelbase saloon cars in this segment. Clever packaging has increased rear legroom by 186mm for rear seat passengers and boosted recline to 17 degrees with the executive seating package to provide enhanced comfort and space.
The new Range Rover Autobiography Black made its debut at the Dubai Motor Show in early November 2013. It represents the pinnacle of desirability to bring even higher levels of refinement to the world’s finest luxury SUV. The interior has been carefully crafted and tailored to meet customer needs with subtle but distinctive exterior detailing and is appointed and finished with the highest quality leathers and materials.
JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2013-14
JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2013-14

26 Overview Brands | Manufacturing | Technology | Responsible business | Management report | Governance | Financials
Our vehicles
Jaguar Land Rover’s range has won worldwide acclaim and success.
F-TYPE is a true Jaguar sports car, engineered for high performance and responsive handling
XJ redefines what a luxury car should be. It is a dramatic combination of beauty, luxury and power
XK is the refined Grand Tourer with the heart and soul of a sports car
XF delivers innovative design, refined engineering and stunning performance…
…also available in sportbrake
DISCOVERY 4 With seven seats and rugged design, Discovery is always ready for adventure
EVOQUE The premium compact SUV that’s perfect for urban exploration
RANGE ROVER The ultimate luxury SUV
DEFENDER Combining supreme capability and functionality, Defender is the archetypal Land Rover
FREELANDER 2 A versatile town and country SUV, with Land Rover DNA at its heart
RANGE ROVER SPORT Agile and responsive, the Range Rover Sport excels on-road and off-road
JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2013-14
JAGUAR LAND ROVER AUTOMOTIVE PLC ANNUAL REPORT 2013-14

28 Overview Brands | Manufacturing | Technology | Responsible business | Management report | Governance | Financials
Jaguar Land Rover celebrates The Queen’s Coronation
The Company takes centre stage at event showcasing the best of British innovation, excellence and industry.
BY APPOINTMENT TO HM THE QUEEN MANUFACTURERS OF MOTOR VEHICLES JAGUAR LAND ROVER LIMITED COVENTRY
BY APPOINTMENT TO HRH THE DUKE OF EDINBURGH MANUFACTURERS OF MOTOR VEHICLES JAGUAR LAND ROVER LIMITED COVENTRY
BY APPOINTMENT TO HRH THE PRINCE OF WALES MANUFACTURERS OF MOTOR VEHICLES JAGUAR LAND ROVER LIMITED COVENTRY
Jaguar Land Rover had a starring role at a unique event held in London showcasing the best of British innovation, excellence and industry. The Coronation Festival celebrated the 60th anniversary of the coronation of Her Majesty The Queen, and was held in the gardens of Buckingham Palace between July 11th and 14th.
Members of the Royal Family visited the Jaguar Land Rover displays during the preview day. The Queen attended the Festival’s star-studded gala that evening, performed against the backdrop of Buckingham Palace.
The Coronation Festival, hosted by the Royal Warrant Holders Association, brought together more than 200 businesses that hold Royal Warrants as suppliers of goods and services to the households of HM The Queen, HRH The Duke of Edinburgh and HRH The Prince of Wales. Jaguar Land Rover is particularly proud to be the only automotive manufacturer to hold all three Warrants.
As well as marking the long Royal association, Jaguar Land Rover also celebrated 60 years of technology and innovation at the Festival, with a display of vehicles to represent the Company’s past, present and future.
A highlight for many visitors was the 1953 Land Rover Royal Review Vehicle. This is one of 10 specially converted Land Rovers used for many public appearances during the six-month, 44,000 mile tour of the Commonwealth which The Queen undertook soon after her Coronation. Also representing the past was another Royal Review Vehicle, a Range Rover from 1974, and a Jaguar Mark VII, which Queen Elizabeth, The Queen Mother used regularly between 1955 and 1972.
This trio were joined by two additional important and historic vehicles: the first pre-production Land Rover Series 1 from 1948 (known as “HUE”, after its number plate), and the oldest surviving open Jaguar E-Type, built in 1961.
Representing the present was another Royal vehicle, one of two Jaguar XJ Limousines - both specially extended versions of the long wheelbase Jaguar XJ, and finished in Royal claret and black livery.
This was joined by five of the Company’s current models: a red Jaguar F-TYPE convertible, a Jaguar XF Sportbrake, a Range Rover Evoque, Range Rover and Range Rover Sport. Finally, the future was spectacularly represented by the Jaguar C-X75, a prototype hybrid supercar which combines the fuel efficiency of a low-emissions city car with a potential top speed of 220mph. Its advanced technologies will be utilised in research and development, innovative future products and next-generation engineering for the Jaguar and Land Rover brands.
Her Majesty The Queen at the Coronation Festival
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Chris Froome in the 2013 Tour de France Above right: George Gregan, former Australia captain, brings the Webb Ellis Cup to Sydney for the second leg of the Rugby World Trophy Tour Above left: Land Rover is one of two Series Main Partners in the Extreme Sailing SeriesTM
Jaguar Land Rover
supports sporting achievement
The Company continues its long-term association with major sporting partners.
Jaguar has been a partner of Team Sky from its inception in 2010, and the team’s Jaguar XF Sportbrakes have supported the riders since the beginning of the Tour in 2012.
Acting as the team’s nerve centre on the road, the XF Sportbrakes have been vital for keeping the riders in the race, supplying them with food, water, spare bikes and clothes for on the road, and as the command centre for race strategy during racing. In July 2013,Team Sky held the coveted leader’s Yellow Jersey and race leader Chris Froome became the second Brit to win the Tour de France after Sir Bradley Wiggins a year earlier.
2014 will mark the fourth year of this highly successful partnership, which is based on shared values of performance, innovation and technology. Jaguar will be developing its association as an
2013
The launch of a three-year global sponsorship of the Extreme Sailing SeriesTM
“Innovation Partner” with Team Sky through the integration of design and engineering resources to further enhance the team’s performances. Land Rover was the proud Global Sponsor of The British & Irish Lions Tour to Australia in 2013, the year in which The Lions celebrated a 125-year heritage. This sponsorship continues Land Rover’s long-standing association with rugby which aims to support all levels of the game. Not only does Land Rover support the elite players, teams and tournaments around the globe but they also invest in the grass roots and are excited about what the future holds for the sport.
Land Rover became one of two Series Main Partners in the Extreme Sailing SeriesTM. Its three-year global sponsorship of one of the world’s most exciting sailing competitions was launched in April 2013 in Qingdao, China, where the third event took place.
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JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14

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Manufacturing
The Range Rover
Sport is built at the Solihull manufacturing plant
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Jaguar Land Rover
committed to the UK
The Company reaffirms its commitment to the UK with continued investment in its manufacturing operations.
Halewood
Vehicle Manufacturing
Castle Bromwich
Vehicle Manufacturing
Wolverhampton
Engine Manufacturing Centre, production starts 2015
Solihull
Vehicle Manufacturing
Whitley
Global HQ,
Engineering and Design
Gaydon
Engineering, Design and Test Facility
1,700
The number of jobs announced at Solihull in the fiscal year
During 2013, Jaguar Land Rover reaffirmed its commitment to the UK with the announcement of a further
£1.5 billion investment to introduce an all-new, technically advanced aluminium vehicle architecture. The investment, which will see a strengthening of the Jaguar product portfolio thanks to the addition of the Jaguar XE, is set to create 1,700 new jobs at the Company’s advanced manufacturing facility in Solihull.
SOLIHULL
In 2013, production of the Range Rover Sport began at Solihull. The new model features an advanced all-aluminium body structure and is produced alongside the critically acclaimed new
Range Rover on three shifts, 24-hour production.
To support these new models Solihull benefited from a £370 million investment in all-aluminium production processes including a state-of-the-art aluminium bodyshop – the largest of its kind in the world – and upgrades to paint applications technologies, trim assembly and warehousing. The introduction of these models led to 800 new people joining the Solihull team.
Solihull’s state-of-the-art aluminium bodyshop – the largest of its kind in the world – was visited by UK PM David Cameron
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HALEWOOD
Home to the award-winning Range Rover Evoque and Land Rover Freelander 2, Jaguar Land Rover’s Halewood plant on Merseyside in the North West of
England is currently operating 24-hour production to support global demand for its products. In 2013,
Halewood celebrated two significant milestones: it broke Jaguar Land Rover production volume records for the second year running and celebrated production of the millionth Jaguar Land Rover vehicle at the site, a unique Range Rover Evoque, subsequently donated to Cancer Research UK.
CASTLE BROMWICH
In addition to XJ and XF models, Castle Bromwich is responsible for the all-aluminium construction of the F-TYPE, and in May 2013 the first F-TYPE convertibles destined for customers rolled off its production line. Jaguar Land Rover has invested significantly in its Castle Bromwich manufacturing facility to support the introduction of the convertible and latterly the F-TYPE Coupé which made its global debut at the Los Angeles Auto Show in 2013.
IN-HOUSE ENGINE MANUFACTURE AT NEW UK FACILITY
Jaguar Land Rover’s state-of-the-art Engine Manufacturing Centre is the first new facility that the Company has built from the ground up. Situated at Wolverhampton in the heart of the UK, it is ideally located between the Company’s three other manufacturing sites at Halewood, Castle Bromwich and Solihull. The plant will employ almost 1,400 people by the time it reaches full capacity and the first phase of recruitment commenced in January
2014. Representing an investment of more than
£500 million, the plant will manufacture Jaguar Land Rover’s most advanced engines ever. Designed and developed at the Product Development Centre in Whitley, this new family of premium, lightweight, low-friction, low-emission four cylinder petrol and diesel engines will be manufactured for future
Jaguar Land Rover vehicles.
Castle Bromwich has received significant investment to manufacture the Jaguar F-TYPE
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Chery Jaguar Land Rover in Changshu, China, represents a £1.1 billion investment
Global manufacturing footprint
Ambitious growth strategy includes plans for new manufacturing facilities in China and Brazil.
Jaguar Land Rover has ambitious plans to expand its manufacturing footprint and increase production in markets outside Britain.This has been realised in China where Jaguar Land Rover’s joint venture with Chery is on track to start building customer vehicles at the end of 2014. Construction of
Chery Jaguar Land Rover’s world-class manufacturing plant in Changshu is almost complete and represents a total plant investment (50:50 with Chery) of 10.9 million RMB (£1.1 billion) and installed capacity is circa 130,000 vehicles per year.
Chery Jaguar Land Rover currently employs
1,400 employees and this is expected to grow to 2,500 by the end of 2014. During 2013, joint venture employees came to the UK to receive training in Jaguar Land Rover’s lean manufacturing system and quality production processes.
In December 2013, Jaguar Land Rover announced it will open a manufacturing facility in Brazil following a landmark agreement between the Company and state authorities to build a plant in the State of Rio de Janeiro.
Dr Ralf Speth, CEO of Jaguar Land Rover, said: “Brazil and the surrounding regions are very important.
Customers there have an increasing appetite for highly capable premium products.
This new programme will enable us to bring exciting new vehicles to them, with outstanding British design and engineering, creating a world-class Jaguar Land Rover facility incorporating leading premium manufacturing technologies.
We have established excellent working relationships with the State of Rio de Janeiro, the City of Itatiaia and the Rio de Janeiro State
Industrial Development Company and we look forward to attracting new customers to our business in this important market.”
Based in the City of Itatiaia, the new project represents a total investment of R$750 million
(£240 million) by 2020 with the first vehicles set to come off the assembly line in 2016. Installed capacity will be circa 24,000 vehicles per year.
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Technology and innovation
The Range Rover Sport is tested in the cold chamber facility in Gaydon
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Pushing the technology envelope
Jaguar Land Rover’s engineers are getting a head start on the future.
Jaguar Land Rover’s engineering team now covers every spectrum of product development and uses the best and latest tools and techniques.
We are developing new engines, new materials, “green” technologies and new ways for the driver to communicate with their vehicle. We listen to our customers to get a better understanding of their requirements. We are also developing more unique technologies to continue our leadership of lightweight construction and 4x4 capability.
Looking further to the future, the world population is growing and more people will live in “megacities”. This brings with it opportunities, as well as challenges including pressure on transport systems, fuel prices and the cost and scarcity of natural resources.
In the future our cars will reflect both these challenges and opportunities. Jaguar Land Rover sees five key themes emerging, and it is these that are leading our agenda for future product development. Our cars will become smarter, more connected, cleaner, more capable and desirable.
LIGHTWEIGHT
During 2013, Jaguar Land Rover showcased three new vehicles that continued to demonstrate leadership in aluminium. The Range Rover Sport and Jaguar’s F-TYPE Convertible and Coupé.
The Company also confirmed a £1.5 billion investment to introduce an all-new, technically advanced aluminium vehicle architecture at the Company’s Solihull plant. This modular and scalable vehicle architecture will be high-strength, lightweight and Jaguar Land Rover’s most aluminium intensive structure to date. It is unique and brings considerable benefits in terms of dynamics, safety and efficiency.
POWERTRAIN
To support the development of our new Engine Manufacturing Centre we have invested in our own powertrain engineering capability, including a new state-of-the-art facility at Whitley, to design and engineer not just the first of the new family of four-cylinder petrol and diesel engines, but to create a pipeline of new powertrains that will be produced in the decades to come.
Jaguar Land Rover recently introduced the world’s first hybrid electric vehicle with a diesel engine, bringing down fuel consumption to 6.4 l/100km which, only a few years ago, seemed to be totally unachievable in a vehicle the size of a Range Rover. We believe the hybrid drive will penetrate the market for luxury vehicles, so this is an important area of development.
Jaguar Land Rover will continue its efforts to improve its fuel consumption and reduce emissions to meet the needs of its customers and deliver on its legislative obligations. Jaguar Land Rover will increase its use of lightweight technologies, as well as engine downsizing and hybridisation.
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Jaguar Land Rover's InControl Apps platform operates apps on your smartphone via your vehicle's touchscreen

SMART CONNECTIVITY

Touchscreens, phones, "The Cloud", telematics and the connected world are going to transform the cars we drive. Much of the development is driven by the wider customer appetite for smartphone technology and our development in this area is advancing quickly. Jaguar Land Rover recently made a major step forward by introducing its InControl Apps platform.

This operates apps on your smartphone via your touchscreen and brings in additional functionality to the head unit. This year, Jaguar Land Rover announced the first wave of supported third-party applications for this innovative platform. This allows our customers to access the branded third-party apps they are familiar with safely and conveniently in their vehicles.

Further applications will be introduced to the InControl Apps portfolio throughout 2014 and beyond, providing customers with an enhanced experience throughout their vehicle ownership.

The launch of InControl Apps is also an important first step in reducing driver distraction. To further develop capabilities in this area, Jaguar Land Rover is working with MIT AgeLab, DENSO and Touchstone Evaluations on methods to measure the demands made on drivers. This will help to develop new systems that will minimise distraction.

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THE FUTURE OF INNOVATION COLLABORATIVE
Jaguar Land Rover has invested in a new UK advanced research facility, the National Automotive Innovation Centre.
This £100 million centre will provide dedicated facilities for an expanded Jaguar Land Rover Advanced Research team. It is designed to create a large-scale collaborative research environment, and will support a 1,000-strong team of researchers from Jaguar Land Rover, our suppliers and academia. Jaguar Land Rover is also working with academia to enhance the tools used in product development. Ten years ago the Company took the decision to invest in virtual tools. Focused on advancing simulation and virtual engineering capabilities to help us work faster and smarter, and deliver the high-quality products our customers want.
These virtual engineering technologies helped achieve more robust results than traditional and physical engineering design and testing. Every Jaguar Land Rover vehicle undergoes at least four iterations of improvement before we build a physical prototype. These virtual technologies are being developed further through initiatives undertaken with leading universities.
We are also extending our global research network. Jaguar Land Rover will enhance its research of future infotainment technologies with the opening of a new Technology R&D centre in Portland, Oregon in 2014.
This new facility will help us develop our collaboration with companies such as Intel to influence the technological direction these companies are taking. It’s about partnerships to influence technological direction and the goal is to deliver new compelling experiences to customers more quickly.
We have a partnership with Apple for the same reason – and we intend to support Apple CarPlay in future Jaguar and Land Rover cars.
These partnerships will ensure we are well placed to deliver what our customers want in an ever-changing world.
Larger than life: up close with technology at Gaydon’s Virtual Innovation Centre
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Responsible business
Jaguar Land Rover has installed the UK’s largest roof mounted Solar PV array at its advanced engine manufacturing centre in Wolverhampton. Generating 5.8MWh, they are expected to provide 30% of the centre’s eventual energy needs
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The UK’s Responsible Business of the Year
Jaguar Land Rover’s approach to environmental and social responsibility is at the forefront of the Company’s thinking.
ENVIRONMENTAL INNOVATION STRATEGY
In July 2013, Jaguar Land Rover was named Responsible Business of the Year by Business in the Community (BITC). The Company received the award in recognition of its significant investment in UK research, jobs and facilities, improving its overall environmental performance and increasing the skills and education opportunities for young people and existing employees.
Jaguar Land Rover’s approach to environmental and social responsibility is at the forefront of the Company’s thinking. Focusing on environmental and social impacts, from products and manufacturing to our whole supply chain, ensures that we grow our business responsibly while responding to global trends, stakeholder needs and ensuring positive relationships with local communities. We call this Environmental
Innovation and it reflects a holistic approach to
Responsible Business at Jaguar Land Rover.
We have set ambitious targets for 2020 and to help us achieve these, the Company’s 2020 Roadmap sets out the path we need to follow guided by “Our commitment to environment and society policy” which embeds responsible business principles at all levels of our business.
Our key 2020 Environmental Innovation targets include:
External recognition as a leading, global responsible brand.
Transformation in business thinking to leverage long-term value in sustainability.
Sustainable products – innovating to reduce environmental impacts, including CO2 emissions,
over the product life cycle.
Leadership in sustainable business operations, targeting zero waste to landfill and carbon neutral manufacturing operations.
Global Corporate Social Responsibility (CSR) – using our global reach, resources and partnerships to create opportunities for 12 million people.
RECOGNISING OUR EFFORTS
Our continued focus on Environmental Innovation has been recognised externally and awarded. Having received the Platinum Big Tick Award for outstanding responsible business approach by Business in the Community (BITC) in April 2013, Jaguar Land Rover then progressed to the highly acclaimed “Responsible Business of the Year” award in July.
The development of Jaguar Land Rover’s vehicle manufacturing sites has also been acknowledged with the “Excellence in Environmental Management” award. This was given for the various environmental improvements put in place, with a particular focus on Solihull’s production operations.
The “Inspiring Tomorrow’s Engineers” programme won BITC’s national Education Award 2013 in recognition of the positive impact its long-term school partnerships are having on increasing employability skills and promoting engineering careers to young people.
It is this recognition that shows Jaguar Land Rover is taking significant strides to create a company that is not just recognised for its world-class production of vehicles but for its commitment and willingness to operate as a responsible business.
WHOLE-LIFE PLANNING
From the moment we develop a vehicle concept, we consider all the product and manufacturing attributes that help us reduce the overall environmental impact, plan to use less natural resources and create less waste. We are reducing the environmental and social impacts of our vehicles at every stage, from product design to the end of the vehicle’s life.
The greatest opportunity for us to influence the overall impact is at the design stage, and it is here we concentrate on finding ways to reduce emissions as well as use more sustainable materials. Up to 70% of emissions in our vehicles’ life cycle occur during use by our customers and we focus on reducing these emissions through a process of vehicle lightweighting, powertrain efficiencies, aerodynamics and technology innovations like intelligent stop/start.
The Jaguar Primary School Challenge programme engaged more than 12,500 young people aged 5-11 in 2013
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The assembly line at Solihull is an example of Jaguar Land Rover’s highly efficient manufacturing process
24%
Reduction in fleet average tailpipe
CO2
emissions since 2007
In 2009, we set ourselves an ambitious target to reduce our European fleet average tailpipe
CO2 emissions by 25% by 2015, based on 2007
levels. We are on track to meet that target, having achieved 24% by the end of 2013.
We design vehicles that use resources efficiently and can be disposed of and recycled at the end of their life. We are also exploring hybrid and electric vehicle technologies that could dramatically reduce vehicles emissions in the future.
We use Life Cycle Assessment (LCA) to quantify the environmental impact of raw material use, production and manufacturing, the customer’s vehicle use, and its disposal at end of life. Once calculated the impact is stated in terms of carbon dioxide equivalent (CO2e), so that the different impacts can be easily compared and analysed. We have in-house capacity to complete full LCAs for all new vehicles. We follow the international standards ISO 14040, 14044 and 14062 and we gained third-party certification from the Vehicle Certification Agency for full vehicle LCAs. We have completed life cycle assessments for six vehicles including the Jaguar XJ, Range Rover Evoque and the Range Rover and Range Rover Sport.
Our aim is to educate our customers in the impact of cars throughout their life cycle. This will become increasingly important as the significance of each life cycle stage changes with the introduction of hybrid and electric vehicle technologies.
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Jaguar Land Rover supports the distribution of Lifestraw clean water filters in Kenya, through the purchase of voluntary carbon offsets; creating opportunities for over one million people and offsetting 600,000 tonnes of manufacturing assembly CO2 emissions
OPERATIONAL REDUCTIONS (ENERGY, WASTE AND WATER)
Our operations form an important part of our products’ life cycle and minimising the impact from our operations is a key element of our Environmental Innovation strategy. This is especially important as we increase manufacturing capacity globally to meet growing demand. In 2009, we set an ambitious goal to reduce the environmental footprint from our manufacturing operations, focusing on CO2 emissions, waste to landfill and water use.
We made significant achievements by driving though a number of initiatives including investment in renewable technologies, continued lean manufacturing solutions and employee engagement. For every vehicle produced up to March 2014, against the Environmental Innovation baseline year of 2007, we have achieved the following reductions:
30% (from 21% the previous year) in operational CO2 despite significant project work to expand our facilities.
29% (from 17% the previous year) in water consumption.
75% (per previous year) in waste sent to landfill.
Our 2020 Environmental Innovation target is leadership in sustainable business operations. This focuses on driving carbon neutrality within our manufacturing operation, zero waste and treating waste as a resource as well as closed loop recycling processes. For example, our advanced new engine manufacturing facility in Wolverhampton has been designed with sustainability embedded throughout, and we have at design stage achieved an “excellent” rating from the BREEAM assessment
30%
Reduction in operational CO2
for sustainable buildings. The building has been designed to minimise energy demand through the use of insulated cladding, to maximise daylight through the roof design, and to harness natural ventilation through the use of automatic louvres.
CARBON OFFSET PROGRAMME
Some emissions are unavoidable. Therefore, while low carbon technology is still developing, we are committed to offsetting these CO2 emissions by investing in sustainable development projects to deliver benefits in other ways.
We offset 100% of our UK manufacturing assembly emissions and customers can also choose to offset their own vehicle emissions, via our programme partner ClimateCare. For manufacturing this equates to over 1.5 million tonnes of CO2 since 2007 and we have invested in carbon reduction/sustainable development projects, in 18 countries, from renewable energy to clean water provision.
As part of our 2020 Environmental Innovation targets, offset funding will be directed to large-scale, high-impact “carbon for development” projects like the award-winning “carbon-for-water” LifeStraw™ project. These projects have multiple benefits for people and the environment. LifeStraw™ uses the distribution of water filters in the Busia region of western Kenya to replace the use of firewood to boil water. These units provide clean and safe water, reducing the incidence of water-borne diseases, creating opportunities for recipients to attend school or pursue commercial interests.
Not using firewood reduces local deforestation rates, reduces smoke inhalation and provides a saving in household expenditure.
Projects like LifeStraw™ are key to our target of creating opportunities for 12 million people by 2020.
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Social responsibility initiatives integral to our reputation
Jaguar Land Rover makes a positive impact on society by building excellent community relations and supporting local initiatives.
Jaguar Land Rover believes that being a responsible business is fundamental to preserving the strong reputation of our brands, securing our licence to operate, delivering profitable growth, and retaining the trust of our stakeholders. Jaguar Land Rover strives to create and maintain excellent relations with local and regional communities where the Company designs and manufactures. Employee involvement is the cornerstone of business commitment to the social and economic regeneration of communities and Jaguar Land Rover is dedicated to this principle, from board member to “shop floor” employee.
A POSITIVE IMPACT ON LOCAL AND GLOBAL COMMUNITIES
Jaguar Land Rover’s business is growing and with it our ability to make a long-term difference to the world in which we operate. Making a positive impact on the community takes real commitment and Jaguar Land Rover invests considerable resources in delivering a range of activities to address key issues that affect Jaguar Land Rover and the wider community.
In March 2014, Jaguar Land Rover announced a new, global Corporate Social Responsibility programme (CSR) to create opportunities for 12 million people by 2020, as part of our Environmental Innovation targets.
We will create opportunities by leveraging our global reach, resources, and working in partnership with specialist organisations to deliver long-term positive changes for people in four key areas:
Education
Design, Technology and Talent
Humanitarian and Health
Environment and Conservation.
The programme was developed as a framework and informed using the London Benchmarking Group model. It builds on existing award-winning education, humanitarian and environmental programmes, as well as new projects that tackle local issues in the four areas above.
EDUCATION: INSPIRING TOMORROW’S ENGINEERS
At Jaguar Land Rover we actively encourage future generations to seek a career in the automotive industry. It is critical that we encourage talented young people to become the next generation of engineers and technologists to sustain the business over the long term.
The Company’s “Inspiring Tomorrow’s Engineers” (ITE) programme is designed to work in collaboration with schools and colleges to promote learning and engagement on STEM (science, technology, engineering and maths) subjects. Part of the programme involves dedicated Education Business Partnership Centres (EBPCs), located close to our key manufacturing plants and engineering centres. Jaguar Land Rover also engages young people, in particular female students, interested in engineering, technology and manufacturing careers, by offering a unique insight into the world of work. The “Young Women in the Know” and “Girls in the Know” courses have been developed in partnership with Birmingham Metropolitan College to change outdated perceptions of engineering to encourage more young women to join the industry.
Jaguar Land Rover’s leading education programmes “Jaguar Maths in Motion”, the “Jaguar Primary School Challenge” and the “Land Rover 4x4 in Schools Challenge”, are designed to apply science, technology, engineering and maths to practical, complex projects that reflect the type of challenge our engineers encounter on a daily basis.
Jaguar Land Rover encourages young people to consider the automotive industry by offering a unique insight into the world of work, through programmes such as “Young Girls in the Know”
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226,000
Over 226,000 5-19 year olds, participated in Jaguar Land Rover’s education programmes in 2013
Our existing staff are also encouraged to participate in the Advanced Skills Accreditation Scheme, based on an education programme developed by Jaguar Land Rover in partnership with leading English universities, offering engineers the chance to develop the future skills that will be needed to create world-leading new products and technologies over the next decades.
DESIGN, TECHNOLOGY AND TALENT: THE NEXT GENERATION
Design and innovation are cornerstones of Jaguar Land Rover’s leading approach to vehicle development. We recognise the need to nurture these skills and encourage the best innovative talent to be part of our industry by offering collaborative scholarships and grass roots projects for disadvantaged people around the world.
“Young women in the Know”; students participate in a week-long programme of events meeting female employees, to find out about their education and career histories
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HUMANITARIAN AND HEALTH: REACHING VULNERABLE PEOPLE
In January 2014, Land Rover renewed its Global Humanitarian Partnership with the International Federation of Red Cross and Red Crescent
Societies (IFRC) for a further five years, building on the success of a partnership first forged with the
Red Cross in 1954.
Since then its worldwide achievements include the loan and donation of 119 vehicles and the provision of direct help to more than 800,000 people. Globally more than one million people have also benefited indirectly from Land Rover’s support for the IFRC.
CONSERVATION AND ENVIRONMENT: BORN FREE
In November 2013, Land Rover agreed a new sponsorship with the Born Free Foundation, one of the world’s foremost wildlife charities, continuing its successful Global Conservation Partnership first forged in 2002 and confirming Born Free as its primary global conservation partner. Land Rover vehicles will be deployed by the Born Free Foundation in Kenya, India and South Africa where they support the charity’s vital fieldwork. Additional support will assist conservation and wild animal welfare initiatives in other parts of the world.
The first such project got under way in February
2014 with an epic 4,900-mile journey to return Simba, a mistreated lion from Europe to the Born Free Foundation-supported Lilongwe Wildlife Centre in Malawi. The Born Free Foundation has also helped to erect natural fences (bomas) in Kenya’s Amboseli National Park, protecting some 2,500 people and 32,500 animals.
328,000
Careers outreach events such as Big Bang Young Scientist & Engineer Fair, helped us engage over 328,000 students in 2013
EMPLOYEE VOLUNTEERING
Jaguar Land Rover encourages its employees to engage with the local community in projects close to its sites in the West Midlands and Merseyside. The Company works with local authorities and community groups to identify initiatives which need support. Our projects focus on regeneration, education, young people, charity work and the environment. Each employee can spend up to 16 hours of work time on approved team or individual volunteering projects per year, which can lead to personal development opportunities including leadership and project management skills.
Team projects can involve physical improvements of local community facilities such as redecoration of community centres and creating sensory gardens. Individuals volunteer for civic duties such as school governors and Justices of the Peace, while others are Jaguar Land Rover STEM (science, technology, engineering and maths) Ambassadors, and act as personal mentors to children or adults.
Employees also support their on-site Education Business Partnership Centre by helping develop curriculum work, delivering presentations to groups or undertaking work experience placements.
Many employees volunteer to assist students with reading, maths, business- and engineering-related subjects. For example, with Lyndon School, located one mile from the Solihull plant, Barr’s Hill School, located close to Jaguar Land Rover’s Advanced Engineering Centre in Coventry and Greenwood Academy, opposite the Castle Bromwich plant in Birmingham.
Land Rover supports Born Free Foundation’s lion-proof boma project in Kenya
Top right: Simba the Lion on his way to the Lilongwe Wildlife Centre
Top left: Land Rover and IFRC will work together to deliver a diverse range of humanitarian and health initiatives. In the UK, vulnerable people living alone in isolated communities face real difficulties, particularly after a stay in hospital. The partnership created opportunities to provide day-to-day, practical help for people in need
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WE ARE PROUD TO BE A RESPONSIBLE BUSINESS

"PART OF BEING A RESPONSIBLE BUSINESS IS CREATING THE RIGHT OPPORTUNITIES FOR PEOPLE TO MAKE A POSITIVE CHANGE"



OUR BUSINESS IS GROWING AND WITH IT, OUR ABILITY TO MAKE A LONG-TERM DIFFERENCE TO THE WORLD IN WHICH WE OPERATE

OUR NEW GLOBAL CORPORATE SOCIAL RESPONSIBILITY PROGRAMME IS CREATING OPPORTUNITIES FOR

12 MILLION PEOPLE IN OUR LOCAL AND GLOBAL COMMUNITIES BY 2020

A WORLDWIDE PROGRAMME OF INITIATIVES BUILT AROUND LOCAL NEEDS FOR

INFORMED AND DELIVERED IN COLLABORATION WITH EXPERTS

International Federation of Red Cross and Red Crescent Societies

EDUCATION
Inspiring and educating the workforce of the future

DESIGN, TECHNOLOGY AND TALENT
Promoting innovation, nurturing talent, enabling creativity

HUMANITARIAN AND HEALTH
Improving the wellbeing of poor and marginalised communities

ENVIRONMENT AND CONSERVATION
Protecting and enhancing nature's resources for future generations



23 PROJECTS TO DATE

OPERATING IN **16** SO FAR

OUR GLOBAL RESOURCES
Utilising our infrastructure and facilities in key markets around the world as a platform to deliver vital initiatives

OUR VEHICLES AND EXPERTISE
Lending our class-leading design and engineering expertise, and the unique capabilities of our vehicles, to mobilise changes

OUR PEOPLE
Harnessing the skills of our passionate workforce via employee volunteer schemes

LEVERAGING JAGUAR LAND ROVER'S KEY ASSETS

CREATING OPPORTUNITIES WHICH EMPOWER AND ENABLE COMMUNITIES



UK
Inspiring tommorrow's engineers, inspiring and educating the workforce of the future



CHINA
Helping young people return to education and overcome trauma by rebuilding the earthquake-hit Hope School



UK
Building the confidence and employment prospects of vulnerable young – with Hitz Rugby



UK
Transforming a passion for technology into careers – through advanced apprenticeships



USA
Helping underprivilged and disabled young people harness their creative talents – through the PS Arts Project



KENYA
Offering a better quality of life and more time for education – by supplying safe water to more than 700,000 people



ITALY
Offering dignity and independence to homeless people – by distributing food, clothing, medicine and mental health support



SOUTH AFRICA
Creating a better chance of life – by supplying mosquito nets to cut malaria rates by more than 75%



KENYA
Protecting livelihoods – by helping communities and wildlife live side-by-side with the Born Free Foundation

TO DELIVER:

LONG-TERM VALUE, HELPING OUR COMMUNITIES TO THRIVE

THE PROGRAMME USES A MODEL INFORMED BY THE LONDON BENCHMARKING GROUP TO ENSURE THE OUTCOMES OF EACH PROJECT ARE MEASURABLE

ENSURING POSITIVE AND LASTING CHANGE

JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14

JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14

64 Overview | Brands | Manufacturing | Technology Responsible business Management report | Governance | Financials
A growing, thriving, business
A larger workforce has supported increased product development and bigger volumes.
Jaguar Land Rover’s worldwide workforce grew to an average of 27,953 in FY14 (a 12% increase from 24,913 in FY13). The growth has supported product programme development, increased volumes and internationalisation. Through training and induction programmes across the business, new employees were quickly integrated and able to make a valued contribution.
Average employee numbers
2014
2013
2012
2011
27,953
24,913
20,887
17,255
Implemention of the HR vision and people strategy is critical to Jaguar Land Rover’s business goals into 2020 and beyond. As part of our people strategy there are a number of key goals including building organisation and people capability to future-proof our business and enhance the talent management process to deliver leadership and functional capability, which drives individual development, succession planning, diversity and talent pipeline. We continue to focus on leadership development, growing inspiring leaders who deliver business excellence and encourage a culture where the customer comes first.
A COMMITTED LOYAL WORKFORCE
Jaguar Land Rover’s employees are proud to work for the Company and are passionate about its products. There are many long-serving employees and staff turnover is low (2.3% for staff areas FY14 and 1.3% in production in calendar year 2013). Employee engagement is also strong, averaging 78% as measured according to our Pulse Survey, and comparing favourably against top 25% benchmarks of 76%. Engagement is reinforced through regular communication and a commitment to working in partnership with employees and their representatives to deal with challenges.
SHAPING THE LEADERS OF THE FUTURE
This year, we have increased investment in learning and development to ensure employees are equipped with the learning and skills needed to support their performance. Total investment in learning and development for FY14 was over £27 million, compared with £20 million investment for FY13.
Leadership is key to our success and we continue to grow inspiring leaders through company-wide leadership programmes which accelerate development and strengthen overall leadership capability. Embedded in these programmes is a focus on building a high-performance culture, and achieving sustainable and global growth.
High levels of engagement indicate pride, advocacy, satisfaction and commitment
JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14
JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14

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Overview | Brands | Manufacturing | Technology | **Responsible business** | Management report | Governance | Financials



Jaguar Land Rover partners with universities and trainers to deliver technical skills

Jaguar Land Rover partners with a number of universities, colleges and specialist trainers to create industry-leading programmes, designed to enhance the technical and academic skills base particularly within engineering. The Technical Accreditation Scheme is one such example, as well as Jaguar Land Rover's engineering degrees and Maintenance Technician development pathways.

THE PERFECT START FOR THE NEXT GENERATION

Jaguar Land Rover is an ever more attractive destination for graduates, borne out by the leading national surveys. Over the last three years, Jaguar Land Rover has excelled in its rating in *The Times* "Top 100 Graduate Employers", moving to 21st place in 2013, up from 60th place in 2011. This is also reflected in *The Guardian* Top 300 Graduate Employers where we have seen a rise to 20th in 2013 from 127th place in 2011.

Climbing the graduate league tables

The Times
Top 100 Graduate Employers

2011	2012	2013
60th	26th	21st

The Guardian
Top 300 Graduate Employers

2011	2012	2013
127th	30th	20th

Jaguar Land Rover has for decades delivered industry-leading apprenticeships and is now the UK's largest automotive apprenticeship provider. Apprenticeships are central to our commitment to fostering emerging talent.

In 2013, Jaguar Land Rover recruited 149 apprentices, taking the number on its award-winning Advanced and Higher programme to almost 500.

JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14
JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14

68 Overview | Brands | Manufacturing | Technology Responsible business Management report | Governance | Financials
Jaguar Land Rover strives to improve working conditions across all operations
Caring for a diverse workforce
An inclusive approach that respects and welcomes all employees.
We are committed to treating employees with respect and promoting equal opportunities.
Jaguar Land Rover’s Dignity at Work policy promotes a safe, pleasant and welcoming workplace for all, with zero tolerance of any form of discrimination.
Employees with disabilities are supported through occupational health and accessibility measures at all sites. We have been awarded the “Two Ticks” symbol by the UK Government’s Jobcentre Plus organisation, which recognises employers that have made commitments to employ, keep and develop the abilities of disabled staff.
Jaguar Land Rover is a member of “Opportunity Now”, an organisation driving the focus on gender equality in the workplace. Improving gender balance is a priority as the automotive industry has traditionally attracted more men than women and women represent just 10% of the Company’s workforce. The proportion of women in the business increased by 1% in FY14 and we remain focused on attracting more women into engineering roles, with women making up around 24% of the graduate intake, 8% of apprentices and 22% of undergraduate placements in FY14.
We also offer a personal development programme specifically for women, with 250 women participating since its launch in 2009. The Engineering Network for Women, connects women who work for Jaguar Land Rover with female engineering students interested in pursuing a career in the automotive sector. Jaguar Land Rover’s Women in Engineering Sponsorship
Scheme gives financial and practical support to female undergraduates interested in engineering careers, as well as work experience with the Company through 3, 6 or 15 month placements and we have increased our target for placements from 10 to 17 in FY14, with each participant assigned a mentor and a bursary of £1,500.
Jaguar Land Rover is committed to safety and well-being, striving to continuously improve working conditions and promote safe working practices to ensure the safety and well-being of our employees and the wider community. We are focused on assuring the safety of everything we design, construct, operate and maintain, ensuring the right tools, systems and support are in place. Everyone involved with our business is expected to take a lead in demonstrating this responsibility.
Jaguar Land Rover holds external accreditation to OHSAS18001 and was reaccredited at the end of FY13 after a set of successful surveillance audits and zero major non-compliance.
2013 saw the launch of Destination Zero – A Journey to Zero Harm. This is underpinned by everyone understanding and taking a responsibility for their own and their fellow workers’ safety and well-being. We continue to support this with the management health and safety training workshops and saw a further 437 management graded employees attending this workshop this year. Safety and well-being is relevant to all aspects of our business, and is included in the commitments and objectives of every department. Health promotion activities take place at all Jaguar Land Rover locations with almost 70 events taking place in FY14 covering topics such as Diabetes Awareness, Heart Disease and Smoking Health. Occupational Health is supported and delivered by on-site health facilities, including cognitive behaviour therapy and physiotherapy, coupled with the introduction of Well-being Centres at a number of the sites. The continued active use of “WellPoint Kiosks” – which are designed to encourage preventative health improvement – has seen over 8,000 new users registered in FY14.
Safety and well-being are key as we grow internationally and are delivered via a safety management system that provides a framework for all operations. With over 35 million working hours recorded across the business, our manufacturing operations at Castle Bromwich, Solihull and Halewood achieved 39, 41 and 46 weeks zero lost time accidents respectively. We also support in areas such as international assignment and travel health for our employees.
JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14
JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14

70 Overview | Brands | Manufacturing | Technology | Responsible business Management report Governance | Financials
Management report
New products have driven global success for Jaguar Land Rover
JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14
JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14

72 Overview | Brands | Manufacturing | Technology | Responsible business Management report Governance | Financials
CFO’s statement
Jaguar Land Rover achieved another strong performance in the fiscal year ending 31 March 2014 with revenues of almost £19.4 billion (up 23%) on retail sales of 434,311 units (up 16%),
EBITDA of £3.4 billion (up 45%), and profit before tax (PBT) of £2.5 billion (up 49%).
The growth in retail sales has been supported by new products. Land Rover has grown by 12%, primarily driven by the introduction of the Range Rover Sport, a full year of the Range Rover, and continued strong growth of the Range Rover
Evoque. Jaguar was up 37% buoyed by the introduction of the critically acclaimed new Jaguar
F-TYPE and with strong demand for XJ and XF models on the back of Sportbrake, all-wheel drive and smaller engine derivatives. The Company maintains a balanced sales profile, with all markets contributing to the growth. Notably, China and North
America volumes have increased 34% and 20% year-on-year respectively. The UK and Europe were up 6% and 2%, and Asia Pacific and Rest of the World were up 28% and 15% respectively.
Complementing the strong volumes the Company has also benefited from a favourable model and market mix to generate a record EBITDA of £3.4 billion (17.5% margin) for the year ended 31 March 2014, up £1.1 billion, or 2.7ppt of EBITDA margin from prior year. EBITDA performance does also include currency effects, notably underlying losses versus the strengthening Pound Sterling, offset by realised hedging gains which are now included in EBITDA together with revaluation of current assets and liabilities.
The increase in profit before tax to £2.5 billion captures depreciation and amortisation costs as well as net financial expense. Depreciation and amortisation in FY14 was £875 million up from £622 million in FY13, in line with the growth in capital spending. Net finance expense was £154 million up £158 million from FY13, primarily reflecting the reversal of the mark-to-market of the embedded derivative option associated with the £750 million of debt callable in May 2014.
This debt was tendered for and redeemed in the quarter ended 31 March 2014, and associated costs are also reflected in PBT. Finally, PBT includes £137 million of gains in relation to the mark-to-market of foreign currency denominated long-term debt and unmatured FX option and commodity hedges, this compares to a £47 million loss in FY13. The profit after tax of £1.9 billion reflects an effective tax rate of 25%.
Free cash flow of £1.2 billion (up £555 million) reflects the strong EBITDA, less £2.7 billion of total investment (up £632 million), plus positive working capital of £393 million. The free cash flow is before net repayment of debt (£79 million after refinancing £750 million of debt tendered and redeemed), net finance expense (£269 million including the tender and debt redemption fees) and a £150 million dividend paid in June 2013. JLR has declared another £150 million dividend paid in June 2014.
The 31 March 2014 cash position was a very healthy £3.5 billion, and total liquidity was £4.8 billion. This includes £1.3 billion of undrawn committed credit facilities (of which £322 million will mature in July 2016 and £968 million in July 2018).
Net cash is £1.5 billion, including total debt of £2.0 billion. The debt balance includes the successful issuance in the year of a US$700 million 5 year bond at 4.125% and £400 million 8 year bond at 5%. The proceeds of these issuances were used to refinance £750 million of debt callable in May 2014, but tendered for and repaid to the facility agent in the quarter ended 31 March 2014.
The strong performance in FY14 as well as the strong balance sheet and liquidity, with proven access to funding from capital markets and banks, supports the Company’s plans to increase total investment to, in the region of, £3.5 billion to £3.7 billion in FY15.
Kenneth Gregor
Chief Financial Officer
Jaguar Land Rover
28 July 2014
JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14
JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14

74 Overview | Brands | Manufacturing | Technology | Responsible business Management report Governance | Financials
Strategic report
The Directors of Jaguar Land Rover Automotive plc present the Strategic report of Jaguar Land Rover Automotive plc and its subsidiaries (the “Company”), for the year ended 31 March 2014 (“FY14”). The Company is a wholly-owned subsidiary of Tata Motors, a part of the Tata Group, a global enterprise headquartered in India, with revenues of around $97 billion in FY13, comprising over 100 operating companies, in more than 100 countries and in seven business sectors: communications and information technology, engineering, materials, services, energy, consumer products and chemicals.
Tata Motors Limited is India’s largest automobile company. It is the leader in commercial vehicles in each segment, and among the top four in passenger vehicles.
GENERAL TRENDS IN
PERFORMANCE
RESULTS AND PERFORMANCE
Strong volume growth
The Company has had a successful year of continued growth in all markets with overall volumes up 16%, reflecting continued product successes including the launch of the Range Rover Sport and
Jaguar F-TYPE, and a full year of sales of the
Range Rover. More established models have also been performing well, in particular derivatives such as the XF Sportbrake, all-wheel drive, and smaller engine options across the range.
Retail volumes have grown across all markets, led by China region up 34% from last year, to record retail sales of 103,077 units. North America and
Asia Pacific regions also performed strongly, up 20% and 28% to 75,671 and 22,795 units respectively, while the UK and Europe were up 6% and 2% to 76,721 and 82,854 units respectively.
Wholesale volumes for FY14 were 429,861 units, an increase of 16% on FY13. At a brand level, wholesale volumes were 79,307 units for Jaguar and 350,554 units for Land Rover, representing growth of 37% and 12% respectively.
In line with the volume growth, and supported by favourable market and product mix, FY14 saw record revenues, up 23% to £19,386 million.
EBITDA growth
Consolidated EBITDA for FY14 was a record £3,393 million, an increase of 45% compared to FY13. The EBITDA improvement resulted from increased sales volumes and revenues, as well as favourable product and market mix, as higher margin products were sold in higher margin destinations.
Also the Company has been able to keep costs in check, through cost discipline and various efficiencies and improvement initiatives. Material and Other cost of sales for the year were £11,904 million, equivalent to 61.4% of revenue. This represents an improvement of 1.3% from FY13 in part due to decreases in raw material prices.
Employee costs for FY14 were up £320 million (24%) to £1,654 million as the Company has increased permanent and agency headcount, particularly in product development and manufacturing, to support the Company’s growth agenda.
Other expenses, including those relating to manufacturing, launch, freight and distribution, warranty, product development expense, selling and fixed marketing, were £3,717 million in the year, an increase of £642 million (21%) versus FY13.
From FY14 onwards EBITDA now includes mark-to-market of current assets and liabilities and realised gains on matured FX and commodity hedges for the full year. This is described more fully on page 82.
Of the £1,266 million total product development spend, £1,030 million was capitalised in line with policy under IFRS accounting.
Net income
Profit before tax (PBT) for FY14 was £2,501 million, an increase of £827 million (49%) compared to FY13.
PBT performance reflects the higher EBITDA plus gains of £137 million arising from mark-to-market of unrealised FX options and commodity hedges and revaluation of foreign currency loans. This compares to a £47 million loss in FY13.
PBT also captures depreciation and amortisation charges, up £253 million to £875 million for FY14 given increased product development and facilities investment. Higher net finance expense of
£154 million includes circa £62 million of one-off costs incurred in the redemption of the higher coupon £500 million and $410 million 2018 notes (at 8.125% and 7.75% coupon respectively) and a £47 million reversal of gain on related bond call options. The bond redemption was pre-financed by the successful issuances of $700 million 4.125%
2018 notes and £400 million 5% 2022 notes. This served to reduce the Company’s overall cost of debt in line with the improving credit and market conditions. Profit after tax was £1,879 million, an effective tax rate of 25%.
ECONOMIC COMMENT AND PERFORMANCE IN KEY GEOGRAPHICAL MARKETS
The global operating environment improved considerably in FY14, as economic activity strengthened and spending in most economies began to recover. The advanced economies, particularly the US and UK, led the rebound, as growth became broader and more entrenched. Europe also saw the first tentative signs of recovery after a long and painful slowdown. Emerging market economies slowed and future growth forecasts were revised down.
In the UK, the recovery turned out stronger than expected. UK labour market conditions improved as employment increased and the numbers out of work fell. Rising consumer and business confidence helped to underpin stronger retail sales and investment spending, while the recovery in house prices helped shore up household wealth. Against this backdrop, total vehicle sales improved 12.5% compared to the previous year. Jaguar Land Rover sales climbed 6.2% on the year, supported by a strong performance from Jaguar (10.7% growth) and the launch of the F-TYPE convertible. The 5% annual growth in Land
Rover sales reflects the strong market position in the UK for SUVs.
The US economy continued to recover although perhaps less strongly than anticipated. Industrial activity picked up pace throughout the year, supporting continued employment growth. Bad weather between December and March, and the Federal Government shutdown in October disrupted consumers’ normal spending patterns but did not knock the recovery off course. In the year to March, total passenger car sales expanded by 6.2% with Jaguar Land Rover outperforming the market to deliver sales growth of 19.2%, or 20.2% including Canada.
In Europe, there emerged the first signs of recovery after recession. Following several quarters of contraction, GDP in the Eurozone bottomed out and started to pick up. Led by Germany, consumer and business confidence began to return, industrial activity started to recover, and the deterioration in labour market conditions came to a halt. Admittedly, there is still a long way to go: deflation risks remain, the sovereign and banking crisis is not fully resolved, and there is a considerable gulf in performance between the core and the periphery. Nonetheless, the automotive market is making a nascent recovery. In Germany, Jaguar
Land Rover sales grew 6.5%, against 0.2% for total passenger cars. In Italy, Jaguar Land Rover sales edged up 1.1%, driven by Land Rover, against a total market contraction of 1.6%. Although in France sales fell across the board. The most encouraging performance came from Spain where, after three years of double-digit contraction, the market rebounded by 11.7%, and Jaguar Land Rover sales rose 14.7%.
China’s economy slowed slightly in 2013 as authorities sought to rein in excessive credit growth and advance their reform agenda. Potential growth has decreased as the economy has expanded in size, but also as a desirable by-product of more balanced growth. Passenger car sales outpaced the broader economy, reaching a new peak of almost 18.4 million units in the year to March, growing faster than either of the previous two years. Total Jaguar Land Rover sales in the China region reached 103,077, up from 77,075 in FY13. Jaguar volumes more than doubled to 19,891 while
Land Rover sales reached 83,186. Elsewhere, many emerging markets experienced a more challenging economic environment.
+16%
Total retail sales to 434,311
+45%
Growth in EBITDA
JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14
JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14

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Management report
Governance | Financials
The announcement by the US Federal Reserve in May 2013 that it would soon begin reducing its monthly asset purchases (so-called “tapering”), caused currencies to depreciate, stock markets to fall and borrowing costs to rise. Countries with large current account and fiscal deficits were worst affected.
In Brazil, rising interest rates and falling consumer confidence left total new vehicle registrations down 4.5% year-on-year. Despite this backdrop, Jaguar Land Rover expanded its sales by 21.1% to over
11,000 vehicles. Meanwhile, in India and Russia the total vehicle markets also contracted (by 6.2% and 6.0% respectively), but Jaguar Land Rover grew its sales by 8.6% and 14.7%. In SouthAfrica the economic situation dragged Company sales down 9.9% on the previous year.
The Asia Pacific sales region (including Australia, S. Korea and Japan) saw the fastest rate of growth after China. Total Company sales increased by 27.7% year-on-year to 22,795. In particular, South Korea experienced the fastest expansion, growing 51.8% on the back of economic growth following the slowdown in 2012. In Japan, advanced purchases of vehicles to beat the increase in the consumption tax in April 2014 more than offset the deterioration in consumer sentiment. Total Company sales increased by 33.2% against growth in the total passenger car market of
9.0% in the year to March. In Australia, the unwinding of the mining boom and growing slack in the economy were compounded by dwindling consumer confidence and rising unemployment. Total new car sales growth was 1.3% after over 8% the year before. Company sales were buoyant though, and managed to grow by 15.3%.
Looking ahead, global economic activity is expected to improve further in FY15, driven by continued expansion in the US and UK, and recovery in Europe. In emerging markets challenges remain particularly as global credit conditions will tighten further.
Nonetheless, the prospects for most of these markets remain good.
CASH FLOW
Net cash from operating activities was £3,422 million in FY14, in line with profits, plus positive working capital of £393 million versus £382 million in prior period, less tax paid of £402 million (£248 million in FY13). This compares to operating cash flow of
£2,429 million in FY13.
The Company invested significantly in the year, up £527 million to £2,444 million. This demonstrates the
Company’s commitment to product development and also capacity increases, including facilities in China and UK.
Net cash used in financing activities was £498 million in FY14 compared to £178 million in
FY13. In FY14 financing activities included early redemption of circa £750 million equivalent of higher coupon long-term bonds through tender/exercise of call option in Q4 pre-financed by the issuance of $700 million bond in December 2013 and £400 million bond in January 2014. Financing activities also included a dividend paid to Tata Motors of £150 million, £79 million of debt repayments, and interest and fees of
£269 million.
PERFORMANCE IN KEY GEOGRAPHICAL MARKETS ON RETAIL BASIS
FY14 FY13 Change (%)
UK 76,721 72,270 6%
North America 75,671 62,959 20%
Europe 82,854 80,994 2%
China 103,077 77,075 34%
Asia Pacific 22,795 17,849 28%
All other markets 73,193 63,489 15%
Total JLR 434,311 374,636 16%
CAPITAL BACKGROUND STRUCTURE
Liquidity and capital resources
As at 31 March 2014, on a consolidated level, the Company had cash and cash equivalents of £2,260 million and short-term deposits of between 3-12 months’ duration of £1,199 million (totalling £3,459 million). In addition, the Company had available undrawn long-term committed facilities of £1,290 million (£323 million maturing in July 2016 and £967 million maturing in July 2018). Subject to regulation the Company pools cash through inter-company loans from each of its subsidiaries to Jaguar Land Rover, UK, and maintains an annual dividend distribution. The total amount of cash and cash equivalents includes £536 million held by subsidiaries in jurisdictions outside the UK. The cash in some of these juridictions is subject to restriction on pooling cash to the UK through inter-company loans or interim dividends although annual dividends are generally permitted.
The Company finances its capital requirements through cash generated from operations and external debt, including long-term debt, and revolving credit, factoring and working capital facilities. At 31 March
2014, the Company had £2,010 million of debt, consisting of £1,843 million equivalent of long-term unsecured debt and £167 million working capital debt facilities. This is detailed in the table below. In the ordinary course of business, the Company also enters into, and maintains, letters of credit, cash pooling and cash management facilities, performance bonds and guarantees and other similar facilities.
Borrowings and description of indebtedness
The Company has continued to enjoy good access to the debt market to raise long-term finance. Most recently the Company successfully pre-financed the redemption of callable high coupon debt with the issuance of two new bonds: (i) $700 million 4.125% due 2018, issued December 2013 and (ii) £400m 5% due 2022, issued January 2014. As with previous
Bonds these issuances were on a senior unsecured basis, and were not subject to the registration requirements of the US Securities Act. The notes have semi-annual interest payments and are subject to certain customary covenants and events of default.
BORROWING AND DESCRIPTION OF INDEBTEDNESS AS AT 31 MARCH 2014
Facility Facility Amount (£million) Outstanding (£million) Undrawn (£million) First Call Date
Committed
£500m 8.25% Senior Notes due 2020* 500.0 500.0 – Mar-2016
£400m 5% Senior Notes due 2022** 400.0 400.0 – NCL
$410m 8.125% Senior Notes due 2021* 246.5 246.5 – May-2016
$500m 5.625% Senior Notes due 2023* 300.6 300.6 – Feb-2018
$700m 4.125% Senior Notes due 2018** 420.9 420.9 – NCL
Revolving 3 and 5 year credit facilities 1,290.0 – 1,290.0
Receivable factoring facilities 214.1 166.9 47.2
Other 0.1 0.1 –
Subtotal 3,372.2 2,035.0 1,337.2
Uncommitted – – –
Subtotal – – –
Prepaid costs – (25.4) –
Total 3,372.2 2,009.6 1,337.2
* The Notes are guaranteed on a senior unsecured basis by the guarantors Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Land
Rover Exports Limited, Jaguar Land Rover Nominee Company Limited and Jaguar Land Rover North America LLC.
** The Notes are guaranteed on a senior unsecured basis by the guarantors Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited.
JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14
JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14

78 Overview | Brands | Manufacturing | Technology | Responsible business Management report Governance | Financials
£1,290 million revolving 3 and 5 year credit facilities
The Company as borrower had entered into a committed revolving credit facility for 3 and 5 years under a facility agreement dated 1 December 2011 with a syndicate of banks. Jaguar Land Rover Holdings Limited (formerly called Land Rover), Jaguar
Land Rover Limited, Land Rover Exports Limited, Jaguar Land Rover Nominee Company Limited (formerly Jaguar Land Rover Exports Limited) and Jaguar Land Rover North America, LLC, are the guarantors. In July 2013, the Company amended and restated the facility to £1,250 million at better pricing and terms and conditions. This has since been upsized to £1,290 million. As at March 2014, the facility is fully undrawn. The facility has two tranches, a three-year tranche of £323 million (maturing in 2016) and a five-year tranche of £967 million (maturing in 2018). Jaguar Land Rover is subject to certain customary financial and other covenants under this facility.
Various Sterling bilateral term loan facilities supported by CNY deposits:
During the course of FY14 the Company repaid the amounts outstanding under the various short-term loan facilities, previously secured by restricted cash on deposit from Jaguar Land Rover China (the Company’s national sales company, NSC), and guaranteed by Land Rover (now Jaguar Land Rover Holdings Limited).
Receivables factoring facilities
Jaguar Land Rover Limited has maintained invoice discounting facilities with one or more banks. Following the transfer of the assets and liabilities of Jaguar Land Rover Exports Limited into Jaguar Land Rover Limited on 1 April 2013, Jaguar Land
Rover Limited is the sole seller under these facilities.
Jaguar Land Rover Holdings Limited (formerly called Land Rover) is party to the facility agreement as a guarantor. The facility was renewed in March 2013 for a period of two years. Of the total committed facility of £214 million, £167 million was drawn as on 31 March 2014. Receivables are generated from sales of finished goods and Land Rover spare parts and accessories.
BUSINESS REVIEW
Business background
The Company designs, develops, manufactures and sells Jaguar premium performance cars and Land Rover premium all-terrain vehicles, as well as related parts and accessories. The Company has a long tradition as a manufacturer of premium passenger vehicles with internationally recognised brands, an exclusive product portfolio of award-winning vehicles, a global distribution network and strong research and development (R&D) capabilities. The Company currently operates three major production facilities and two advanced design and engineering facilities all in the United Kingdom.
At 31 March 2014, the Company employed circa 29,000 employees globally. The Company operates a global sales and distribution network designed to support worldwide sales and facilitate growth across 170 countries.
Legal structure
The process of consolidating legal entities under the Company continued with the transfer of the assets and liabilities of Jaguar Land Rover Exports Limited to Jaguar Land Rover Limited, the primary operating company in the Group. The simplified legal structure is represented below.
Simplified corporate structure Tata Motors Limited (India) 100%
TML Holdings PTE Limited (Singapore) 100%
Jaguar Land Rover Automotive plc 100%
Jaguar Land Rover Holdings Limited 100% 100%
Jaguar Land Rover Limited 100% 25% Jaguar Land Rover China (NSC)
25% Chery Jaguar Land Rover Automotive Co. Ltd
Jaguar Land Rover North America LLC and Jaguar Land Rover Exports Ltd National Sales Companies
Product design, development and technology
The Company is committed to a programme of regular enhancements in product design, and each of its vehicles is designed and developed by award-winning design teams based in two design and development centres, each equipped with computer-aided design, manufacturing and engineering tools, and configured for competitive product development cycle time and efficient data management. The Company has refreshed the entire Jaguar range under a unified concept and design language epitomised in the new Jaguar F-TYPE and the new smaller Jaguar XE sedan planned for launch in 2015. The Company has also continued to enhance the design of Land Rover’s range of all-terrain vehicles with the new Discovery family of vehicles, the first of which being the Discovery Sport on sale in calendar year 2015. The Company endeavours to implement the best technologies into its product range to meet the requirements of a globally competitive market, and continues to commit significant investment into research and development. The Company also strives for efficiencies through sharing premium technologies, powertrain designs and vehicle architecture across its products. For example, the aluminium body architecture, first used in the Jaguar XJ and XK, is now being extended across the fleet, most recently in the Range Rover and Range Rover Sport. It is anticipated that this will be a significant contributor to further efficiencies in manufacturing and engineering, as well as to the reduction of CO2 emissions and the improvement of fuel economy. Furthermore, significant investment is made in alternative fuel and hybrid technology as well as other development programmes aimed at further improving the environmental performance of its vehicles.
In September 2013, the Company announced investment in the National Automotive Innovation Campus at the University of Warwick in the United Kingdom to complement existing product development centres. This Campus is planned to open in 2016 and will focus on advanced technology, innovation and research and will feature engineering workshops and laboratories, advanced powertrain facilities and advanced design, visualisation and rapid prototyping. In November 2013, the Company announced plans to work with Intel to establish a technology research centre in Oregon in the United States to develop the next generation in vehicle technologies, helping to enhance future vehicle infotainment systems.
Facilities
The Company operates three automotive manufacturing facilities in the United Kingdom. At Solihull, the Company produces the Land Rover Defender, Discovery, Range Rover and Range Rover Sport models. Solihull has recently benefited from investment in a new assembly hall which, in FY15, will produce the new Jaguar XE sedan and Range Rover Sport. In addition, Castle Bromwich produces the Jaguar XK, XJ, XF and new F-TYPE models, and Halewood, produces the Freelander and the Range Rover Evoque. Outside the UK, the Company has committed to a 50:50 Joint Venture (JV) with Chery Automotive to build a factory in Changshu, China to supply the local market from FY15. The JV is expected to invest a total of CNY10.9 billion into the manufacturing plant, R&D centre and engine production facility. The Company is committed to invest CNY3.5 billion of equity capital in the JV Company, representing 50% of the share capital and voting rights of the JV Company.
In December 2013, the Company signed an agreement to invest £240 million into a production facility in Rio de Janeiro in Brazil. Construction of the premium vehicle manufacturing facility will commence in 2014. The first vehicles are expected to come off the assembly line in 2016, subject to the final approval of the plans from the Brazilian Federal Government under its Inovar Auto Programme. The new plant will have a capacity to build 24,000 vehicles annually for the local market.
In December 2012, the Company signed a Letter of Intent with the National Industrial Clusters
Development Program (NICDP) in the Kingdom of Saudi Arabia to undertake a detailed feasibility study anticipating Saudi Arabia as a possible future location for a Jaguar Land Rover automotive facility. Discussions with the Government of the Kingdom of Saudi Arabia are still at a preliminary stage. In FY15 the Company will also start full production at its Engine Manufacturing Centre at Wolverhampton, UK. The world-class plant will manufacture a family of premium, technologically advanced engines, “Ingenium”. These will be entirely designed and built in-house for exclusive use. The Jaguar XE, debuting in 2015, will be the first vehicle equipped with these four-cylinder engines.
Complementing its flexible manufacturing footprint the Company has two design and engineering facilities at Gaydon and Whitley, both in the United Kingdom, and its global headquarters is also located at the Whitley site. Sales and distribution The Company’s products are sold in over 170 countries, through a global network of 18 national sales companies (NSCs), 84 importers, 53 export partners and 2,518 franchise sales dealers, of which 784 are joint Jaguar and Land Rover dealers. The Company has established robust business processes and systems to ensure that its production plans meet anticipated retail sales demand and to enable the active management of its inventory of finished vehicles and dealer inventory throughout its network.
The Company has arrangements in place for the provision of dealer and consumer financial services products with third-party providers, including: Black Horse (part of the Lloyds Bank Group) in the UK, FGA Capital (a joint venture between Fiat Auto and
Credit Agricole) in Europe, Chase Auto Finance in the USA and other local auto financial services providers in other key markets.
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Dealerships across China
OBJECTIVES AND STRATEGIES
The Company has a multifaceted strategy to position itself as a leading manufacturer of premium vehicles offering high-quality products tailored to specific markets, and to profitably grow its strong, globally recognized brands. The Company invests substantially to develop new products in new and existing segments with new powertrains and technologies to meet customer aspirations and regulatory requirements. Complementing this, the Company invests in manufacturing capacity in the United Kingdom and internationally to meet customer demand.
Grow the business through new products and market expansion The Company offers products in the premium performance car and all-terrain vehicle segments, and intends to grow the business by diversifying the product range within these segments. For instance, the Range Rover Evoque defined the market segment for smaller, lighter and more “urban” off-road vehicles, complementing the more mature Range Rover,
Freelander and Discovery markets. Similarly for Jaguar, the 2.2L Diesel XF caters well for a wide customer base, notably including the corporate market segment, and the XF Sportbrake adds a premium estate model to the portfolio. The XJ luxury saloon continues to perform well, and of course the Jaguar F-TYPE, available in both soft top and now coupé, provides a vivid representation of the confidence and ambition of the brand. As well as the core product family, various options, such as long wheel base, smaller engine and all-wheel drive derivatives, help to strengthen our overall product offering.
The Company also has ambitious but robust plans to continue to develop the product range. First will be the Land Rover Discovery Sport available for sale in 2015 and to be the first in a new family of Discovery. Jaguar will follow with the launch of the XE, the eagerly anticipated mid-sized sedan, and in due course a crossover based on the C-X17 concept. The Company will also develop hybrid and long wheelbase derivatives of existing models.
Complementing the new products the Company intends to expand its global footprint. First, it will increase its marketing and dealer network in emerging markets. For example, a National Sales Company has been established in China (in 2010) and the network of sales dealerships has been grown to 170 dealerships as at 31 March 2014. Second, the
Company is progressing new manufacturing facilities, assembly points and suppliers in selected markets. This includes a manufacturing and assembly joint venture in China with Chery Automobile Company Limited; an assembly facility in India operated by Tata Motors; and a manufacturing facility in Brazil. We also continue to explore further broadening our manufacturing base, including opportunities in Saudi Arabia. The Company also benefits from the relationship with Tata Motors and the synergies achieved in the areas of research and product development, supply sourcing, manufacturing and assembly and other operations.
Invest in manufacturing In line with other premium automotive manufacturers the Company maintains a capital spending target of 10-12% of revenue. However, in the near and medium term higher capital spending is anticipated to take advantage of the growth opportunities presented. For the fiscal year ending March 2015 capital spending is expected to be in the region of
£3.5-£3.7 billion (split approximately 40% for R&D and 60% for expenditure on tangible fixed assets such as facilities, tools and equipment as well as investment in our China joint venture). Capital spend is primarily funded from operating cash flow, supported by the Company’s strong balance sheet and liquidity, and proven access to funding from capital markets and banks.
At 31 March 2014, free cash flow after investment was £1,150 million, and total liquidity was £4,796 million, including £1,290 million of long-term undrawn credit facilities (of which £967 million maturing in
July 2018 and £323 million maturing in July 2016).
Invest in R&D, technology and people The Company’s strategy is to maintain and improve its competitive position by developing technologically advanced vehicles, particularly with regard to economy and emissions aspects. To this end the Company has enhanced its technological strengths through extensive in-house R&D activities, particularly through two advanced engineering and design centres, which centralise capabilities in product design and engineering.
Furthermore, the Company is involved in a number of advanced research consortia that bring together leading manufacturers, suppliers and academic specialists in the UK, supported by funding from the Government’s Technology Strategy Board. In September 2013, the Company announced the investment in the National Automotive Innovation
Campus at the University of Warwick, UK. This will focus on advanced technology, innovation and research and feature engineering workshops and laboratories, advanced powertrain facilities and advanced design, visualisation and rapid prototyping capabilities. In November 2013, the Company also announced plans to work with Intel to establish a technology research centre in Oregon in the United States to develop next generation vehicle technologies, helping to enhance future vehicle infotainment systems.
The Company has also invested in an engine design and manufacturing facility in Wolverhampton, UK with the first of a new family of “Ingenium” engines to be launched in 2015. This will play a significant role in powertrain downsizing and increased efficiencies and reduced emissions. Finally, to mention Jaguar’s pioneering use of aluminium body architecture, already extended to the Range Rover and Range Rover Sport, and a key aspect of future models, combined with the move to common architectures to support the growing product family.
Wholesales by region (%)
North America UK Europe
17% 18% 19%
17% 5% 24%
Rest of the World Asia Pacific China Region
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Key to success are the workforce, and the Company continues to be successful in drawing talent from many sources, as well as engaging in a number of collaborations.
Transform the business structure to deliver sustainable returns
The Company undertakes a variety of internal and external benchmarking exercises, market testing and internal comparative analysis across its own vehicles, which help to identify cost improvement opportunities for components, systems and subsystems. This includes sharing components across platforms in order to reduce engineering costs and gain economies of scale, particularly as the Company looks to enhance global sourcing and to take advantage of lower-cost bases in countries such as India and China.
Continuing quality improvement and customer first
The Company recognises the importance of superior vehicle quality and has implemented programmes, both internally and at suppliers’ operations, focused on improving the quality of its products, enhancing customer satisfaction and reducing future warranty costs. Robust procedures are also in place for ensuring quality control of outsourced components. Products purchased from approved sources undergo a supplier quality improvement process. Assurance of quality is further driven by the design team, which interacts with downstream functions like process planning, manufacturing and supplier management to ensure quality in design processes and manufacturing.
Furthermore the extensive sales and service network enables quality and timely customer service. Through close coordination supported by IT systems, it is possible to monitor quality performance in the field and implement corrections on an ongoing basis to minimise any inconvenience to customers. These policies have generated positive results, and in 2011 and 2012 respectively
Land Rover and Jaguar were ranked the most improved brands. In the J.D. Power and Associates
APEAL Study ranking of nameplates in the United
States and the Range Rover scored the highest model score in the 2013 survey.
Explanation of Change in EBITDA Methodology
Set forth below is a reconciliation of Profit after tax to EBITDA and the impact of the change in methodology:
Year ended 31 March (£ millions) 2014 2013 2012
Profit after tax 1,879 1,214 1,460
Adjustments:
Foreign exchange (gains)/losses – financing (87) 37 12
Foreign exchange (gains)/losses – unrealised derivatives (57) 11 47
Unrealised commodity gains/(losses) 7 (1) 15
Share of loss from join ventures 7 12 –
Depreciation and amortisation 875 622 466
Finance income (38) (34) (16)
Finance expenses 185 18 85
Taxation 622 460 26
EBITDA 3,393 2,339 2,095
Memo: EBITDA as historically reported / historical basis 3,294 2,402 2,027
In order to better reflect core operational performance, foreign exchange gains/(losses) related to revaluation of trading assets and liabilities and realised gains/(losses) on matured commodity and foreign exchange hedges are now included within EBITDA. Unrealised gains/(losses) on foreign exchange and commodity hedges and unrealised gains/(losses) on revaluation of foreign currency debt are excluded from EBITDA. Previously all elements of foreign exchange gains/(losses) including realised and unrealised foreign exchange hedging and gains/(losses) were excluded from EBITDA and both realised and unrealised commodity gains/(losses) were included within EBITDA.
BUSINESS RISKS AND MITIGATING FACTORS
MACRO AND INDUSTRY RISKS
Global economic environment
The Company is focused on the premium end of the automotive industry, and can be heavily influenced by general economic conditions around the world. The demand for its vehicles is influenced by a variety of factors including, among other things, the growth rate of the global economy, availability of credit, disposable income of consumers, interest rates, environmental policies, tax policies, safety regulations, freight rates and fuel prices. Recent performance has been buoyed by the continued economic recovery in western markets and ongoing expansion of car ownership in emerging markets, particularly China.
The Company does however remain vigilant to economic and political developments, notably risks posed by the tapering of monetary stimuli, unexpected fiscal policy changes, and the sustainability of Chinese growth. Accordingly, the Company continues to monitor economic indicators within key markets as well as retail volume trends in order to manage production and vehicle distribution.
The Company’s product development programme is aimed at ensuring it has the right vehicles available for the right markets at the right price, reflecting different priorities and uses across the globe.
Impact of political instability, wars, terrorism, multinational conflicts, natural disasters, fuel shortages/prices, epidemics, labour strikes and other risks
As the Company increases its global presence, particularly to emerging markets, so too does it increase the associated risk. With a broad geographical footprint it is conceivable that the
Company’s operations may be subject to political instability, wars and conflicts, terrorism, natural disasters, fuel shortages, epidemics and labour strikes. Also, and particularly in emerging markets, the Company is exposed to general uncertainty in terms of changes, inconsistency and ambiguity in economic and government policies, laws and regulations, including taxation systems, as well as commercial and employment practices and procedures. Any significant or prolonged disruptions or delays in the Company’s operations related to these risks could adversely impact its results of operations. The Company is able to mitigate the impact of isolated risks through geographic diversification of sales, and by managing such risks through close monitoring of developments in each country.
Seasonality and cyclicality
Sales volumes in particular are influenced by the cyclicality and seasonality of demand for these products. Seasonality arises from such factors as: the introduction of new model year vehicles (typically in Autumn); holiday periods, including shutdowns (in particular winter and summer holidays in Western Europe); and specific events such as the biannual
(March and September) change in registration plates of vehicles in the United Kingdom. The resulting sales profile influences operating results on a quarter-to-quarter basis.
The automotive industry also experiences longer-term cyclicality. To mitigate the risk from an industry downturn the Company maintains strong liquidity with significant cash balances and committed financing facilities, it also has a rigorous inventory management process, including pipeline and dealer stock, to ensure changes in the environment are managed quickly and effectively. The Company also manages refinancing risk by operating a robust funding plan.
Industry competition
The global automotive industry, including the premium passenger car segment, is highly competitive and competition is likely to further intensify in view of the continuing globalisation and consolidation in the worldwide automotive industry.
There is a strong trend among market participants in the premium automotive industry to retain positions in established markets and to develop presence in more profitable and fast-growing emerging markets, such as China, India, Russia, Brazil and other parts of Asia. Such a strategy is typically underpinned by a full product offering, including such factors as: quality and features of vehicles; innovation; development time; cost advantage; pricing; reliability; safety; fuel economy; environmental impact and perception thereof, customer service and financing terms. There is a risk that the Company is unable to compete given its relatively small product portfolio, and focus on premium performance cars and SUVs. However, the Company does have a robust business plan in place to deliver its strategy and ambition to develop additional models, each well received by the market. As well as the internal effort to maintain a quality range of products, the Company places emphasis on monitoring markets and competitors to be able to understand and pre-empt external dynamics and remain competitive.
Environmental regulations
Across its operations, the Company is subject to numerous laws, regulations and policies covering environmental interests such as greenhouse gas emissions and fuel economy. Stringent regulation is adopted by the European Union, which passed legislation in April 2009 to regulate vehicle carbon dioxide emissions to fleet average of 130 grams CO2 per kilometre by 2012 and 95 grams CO2 per kilometre by 2020. Similarly, the European
Parliament has adopted standards for emissions of other air pollutants, such as oxides of nitrogen, to be phased in from September 2014 and September 2017, according to regulations Euro 6b and 6c. As comparison, the United States regulates estimated combined average emissions level of 250 grams of
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CO2 per mile for model years 2012 through 2016,
and 243 grams per mile for 2017 to 2025 (equivalent to 151 and 101 grams of CO2 per kilometre respectively), as well as Corporate Average Fuel Economy (“CAFE”) standards for passenger cars of at least 6.75L/100km by 2020. Additionally, California and “Green States” Advanced Clean Cars Program promulgate the Zero Emission Vehicle Regulation (driving down state greenhouse gas emissions by the deployment of Plug-in Hybrid Electric Vehicle and Battery Electric Vehicle technologies) and the Low Emission Vehicle Regulation 3 (addressing smog and air quality concerns by reducing emissions of oxides of nitrogen and hydrocarbons to the lowest regulated level in the world by 2025). In China,
Stage III fuel consumption Regulation drives a national average fuel consumption of 6.9L/100km by 2015 and Stage IV drives a national average Fuel Consumption of 5.0L/100km by 2020. In response to the severe air quality issues seen in Beijing and many major cities, Beijing also intend to adopt the “most stringent” emissions standards in the world from 2016, based on either Euro 6 or California
LEV3 standards.
To comply with current and future environmental norms, the Company may incur additional capital and R&D expenditure to upgrade products and manufacturing facilities, as well as increased running costs related to more sophisticated manufacturing operations. These cost pressures may be compounded by price pressures as various states adopt fuel consumption or CO2-based vehicle taxation systems, as well as the threat of falling behind the competition. Furthermore, if the
Company is unable to develop commercially viable technologies within the time frames set by the new standards, the Company could face significant civil penalties or be forced to restrict product offerings drastically to remain in compliance.
To address this risk, the Company is committed to innovation, including substantial investment in:
1) lightweighting – such as the pioneering use of all aluminium construction; 2) powertrain downsizing and efficiency – with the announcement of the all new “Ingenium” engine design and manufacturing capability; and 3) electrification technologies with stop/start technology already deployed, hybrid models due out this year, and future plans for plug-in hybrid and battery electric vehicles. Furthermore, the Company has been successful in securing a derogation in EU, permitted given sales volumes, of a 25% reduction from 2007 levels by 2015 and by 45% by 2020, equivalent to
179.8 grams and 132 grams of CO2 per kilometre
respectively. These derogations are based upon the combined Jaguar Land Rover and Tata Motors fleet. Based on these investments the Company has been able to develop a vehicle cycle plan compliant with all known current and expected future environmental regulations.
Exchange and interest rate fluctuations
The Company runs significant foreign currency exposures versus the Pound Sterling as its reporting currency. Exposures arise in relation to the Company’s sales distribution (notably US Dollar and Chinese Yuan and to a lesser extent Australian
Dollar, Canadian Dollar, Russian Rouble, Brazilian Real, South African Rand, and South Korean Won) and also its cost base, with significant sourcing from
Euro suppliers.
Currency risk can be considered in terms of short term, operating risks, i.e. transaction risk where there may be impact to the income statement from adverse currency movements. In particular, the Company is exposed to a strengthening Pound Sterling since this would diminish the sterling value of overseas sales. This transaction risk is managed at a cash flow level through use of forward and option hedging instruments over a short - to medium-term time horizon, adhering to treasury policy approved by the board.
Currency risk can also be considered in terms of longer-term, strategic risks, termed translation and economic risks. In this case the Company may have a structural misalignment in the denomination of costs and revenues which make it subject to longer-term foreign exchange trends, beyond the hedging period. These longer-term risks also present a competitive disadvantage compared to other automotive manufacturers that enjoy a more favourable currency mix. To reduce these longer-term exposures the Company is diversifying its cost base and better aligning with its sales profiles, such as manufacturing in China and Brazil. Furthermore the Company has issued US Dollar debt which serves as a natural hedge to US Dollar denominated sales.
The Company is also exposed to changes in interest rates given variable interest bearing assets and liabilities. The Company does issue US Dollar and Pound Sterling denominated fixed coupon debt, held to maturity and reported at historic cost. To better understand and manage both currency and interest rate risk the Company monitors short and longer term economic trends and conducts regular sensitivity analysis to assess potential material impacts on the business.
Input prices
Prices of commodities used in manufacturing automobiles, including steel, aluminium, copper, rubber, platinum, palladium and rhodium, can be volatile. Further, with the global economy coming out of recession and increasing consumption in the emerging markets, prices of these commodities are likely to be volatile and may rise significantly. In addition, an increased price and supply risk could arise from the supply of rare and frequently sought raw materials for which demand is high, especially those used in vehicle electronics such as rare earths, which are predominantly found in China. In the past,
China has limited the export of rare earths from time
to time. If the Company is unable to find substitutes for such raw materials or pass price increases on to customers by raising prices, or to safeguard the supply of scarce raw materials, its vehicle production, business and results from operations could be affected.
The Company continues to pursue cost reduction, value engineering and such other initiatives to mitigate the risk of increasing input costs and supplements these efforts through the use of fixed price supply contracts with tenors of up to 12 months for energy and commodities wherever possible. To manage commodity price risk, the Company uses fixed price and/or derivative contracts where appropriate.
COMPANY SPECIFIC RISKS
Strategy and customer demand
Over the past few years, the global market for automobiles, particularly in established markets, has been characterised by increasing demand for more environmentally friendly and technologically advanced vehicles. Evolving consumer preferences not only warrant increased costs of marketing, research and development, but fundamentally threaten sales ambition to the extent that the Company’s products may no longer be desirable. While this risk is compounded by the Company’s relatively niche positioning in premium performance car and all-terrain vehicle segments, it will be mitigated as it realises its growth ambitions and broadens its portfolio with a series of new product launches.
Core to the Company’s strategy is innovation and investment to develop new products in new and existing segments with new powertrains and technologies to meet customer aspirations and regulatory requirements. The Company considers technological leadership to be a key factor in its success, and continues to devote significant resources to upgrading its capabilities, particularly through its advanced engineering and design centres. The
Company is involved in a number of advanced research consortia that bring together leading manufacturers, suppliers and academic specialists in the United Kingdom, supported by funding from the Government’s Technology Strategy Board. An example of the development capabilities is Jaguar’s aluminium body architecture, which has been extended for use in Land Rover models such as the Range Rover and
Range Rover Sport. The Company has also made significant investment in aerodynamics and powertrain technologies, including an engine design and manufacturing centre in Wolverhampton, UK, which will produce the first of the “Ingenium” family of engines this year. Finally, the Company has recently announced its first hybrid vehicle and also is investing in electric vehicles. Overall the Company is confident that it will continue to offer attractive, competitive products that satisfy regulatory requirements.
Quality standards
An increasingly sophisticated customer also has high-quality standards. Not only could this lead to higher costs to meet expectations, but also the reputational risk from any perceived or actual reduction in quality which in turn could materially affect the Company’s business, results of operations and financial condition.
As a premium manufacturer the Company is committed to exacting quality standards and the Company’s product design and development process is organised, and coordinated with manufacturing and sales activities, to proactively address any potential risks to achieving a high-quality product.
Key markets
The Company derives a significant proportion of its revenues from the United Kingdom, Chinese, North
American and continental European markets, and accordingly is exposed to any decline in demand in these markets.
This risk is mitigated by avoiding an over-reliance on any one market, and the Company has achieved a balanced portfolio of circa 20% revenue from each of China, UK, US and EU markets, and the balance from rest of world. A diversified portfolio will also be maintained going forwards as the Company continues its international expansion, with an increased contribution from high-growth markets such as India, Brazil and Russia.
The Company recognises and factors into its planning the risks inherent with increased international operations including cultural differences, resourcing availability, political and legal risks (such as obtaining permits and approvals), as well as financial risks such as tax, exchange controls and restrictions on repatriation of funds.
Distribution channels/dealer performance
The Company’s products are sold and serviced through a network of authorised dealers and service centres across its domestic market, and a network of distributors and local dealers in international markets.
Any underperformance by dealers, distributors or service centres could adversely affect our sales and results of operations.
The Company monitors the performance of its dealers and distributors and provides them with support to assist them to perform to its expectations.
The Company has also launched a customer first initiative in conjunction with the distribution channels.
Consumer finance and used car valuations
Automotive sales are supported by various financial services groups, who provide dealer and consumer finance. Any reduction in the availability of such finance could impact the affordability of vehicles and therefore impact demand volumes, or price as the
Company may have to offer certain incentives to support sales. Further, the Company offers residual value guarantees on the purchase of certain leases in some markets. The value of these guarantees is
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dependent on used car valuations in those markets at the end of the lease, which is subject to change. Consequently, the Company may be adversely affected by movements in used car valuations. The Company has robust arrangements in place with: Black Horse (part of the Lloyds Bank Group) in the UK, FGA Capital (a joint venture between
Fiat Auto and Credit Agricole) in Europe and Chase
Auto Finance in the USA for the provision of dealer and consumer financial services products. Jaguar
Land Rover has similar arrangements with local auto financial services providers in other key markets.
Supply chain
The Company relies on third parties for sourcing raw materials, parts and components used in the manufacture of its products. The Company’s ability to procure supplies in a cost effective and timely manner or at all is subject to various factors, some of which are not within its control. While the Company manages its supply chain as part of its supplier management process, any significant problems with suppliers or shortages of essential raw materials in the future could have an impact on its operations. Risks of disruption due to man-made or natural disasters, could impact the supply chain. A natural disaster could cause suppliers to halt, delay or reduce production, which could reduce or disrupt the supply of such raw materials, pre-products and vehicle parts and/or an increase in their cost. Any significant interruption in the supply of key inputs could adversely affect the Company’s ability to maintain its current and expected levels of production and therefore negatively affect its revenues. In managing a complex supply chain the Company has developed close relationships with both direct and indirect suppliers, and continues to develop long-term strategic relationships with suppliers to support the development of parts, technology and production facilities.
The introduction of in-house engine manufacture will enable greater flexibility in demand planning and reduce the reliance upon a single supplier.
Manufacturing and engineering
The Company could experience disruption to its manufacturing, design and engineering capabilities for a variety of reasons including, extreme weather, fire, theft, system failures, natural calamities, mechanical or equipment failures and similar risks.
Any significant disruptions could adversely affect the Company’s ability to design, manufacture and sell its products and, if any of those events were to occur, it cannot be certain that it would be able to shift its design, engineering and manufacturing operations to alternative sites in a timely manner or at all. Any such disruption could therefore materially affect business, financial condition or results of operations.
Furthermore, there is the risk that manufacturing capacity does not meet, or exceeds, sales demand thereby compromising business performance and without any near term remedy given the time frames and investments required for any change. The Company currently has three manufacturing facilities and two design and engineering centres, all of which are located in the United Kingdom. The Solihull site currently manufactures Land
Rover and Range Rover products, except the Freelander and Range Rover Evoque, which are produced in Halewood. The Castle Bromwich site, is used to produce all Jaguar models. It is expected that these sites will become more cross-branded to provide flexibility in line with the adoption of a suite of common architectures across the various products. For example the Solihull site, which has been extended with a new bodyshop and assembly hall, will be able to accommodate multiple models off the all-new aluminium architecture. Also in the UK, the Company is investing in a new engine plant in Wolverhampton in order to develop and build a family of energy-efficient advanced “Ingenium” engines. As well as manufacturing flexibility the Company also strives to diversify its manufacturing locations. It currently benefits from third-party facilities overseas that build a number of its vehicles from
Complete Knock Down (CKD) kits, such as in
India, where the Freelander and XF vehicle kits are assembled by Tata Motors in its Pune facility. Beyond this the Company has invested in a joint venture with Chery, located in China, to manufacture products for the domestic market during FY15.
Additionally, the Company has announced that it will build a manufacturing facility in Brazil with production intended in FY17. Finally, a Letter of
Intent has been signed with the National Industrial Clusters Development Program (NICDP) in the
Kingdom of Saudi Arabia with respect to the set-up of an automotive facility. Risks inherent in these new ventures is being managed from the outset, particularly to ensure strategic alignment with partners, and that robust and appropriate governance and procedure is established.
Regulation of production facilities
The Company’s production facilities are subject to a wide range of environmental emulations, a number of which require a permit or licence to operate. Such regulations address for example emissions to atmosphere, energy use, the consumption and subsequent discharge of water, the handling and disposal of waste, management of refrigerants and the storage and use of fuels. The regulation of emissions associated with energy use has seen some of the most recent environmental regulatory changes. To that end the Company has a Climate
Change Agreement covering the production operations, permits under the EU Emissions Trading
Scheme and is registered as a participant under the
Carbon Reduction Commitment Energy Efficiency Scheme in the UK.
Some of the Jaguar Land Rover sites are in locations subject to former industrial activity. Where contaminants are identified that require treatment strategies are developed to manage the issue.
The Company may take financial responsibility for the improvements necessary even where the contamination was as a result of operations prior to its occupation.
More stringent and wider reaching environmental regulation can result in increased costs to: (i) operate and maintain production facilities, (ii) install new emission controls, (iii) trade or purchase allowances associated with emissions from energy use, (iv) administer and manage greenhouse gas emissions operations. The Company may also be exposed to risk and cost of non-compliance.
To mitigate the risk the Company is committed to maintaining the highest operating standards to ensure compliance with current and future environmental regulation. The Company also keeps abreast of regulatory developments so as to manage proactively. This is evidenced in the continued certification to the international standard for environmental management systems ISO 14001. Additionally, in 2013 the Company was awarded the prestigious Business in the Community (BITC)
Responsible Business of the Year. Recognising, among others, the Company’s investments in environmental performance of cars, facilities and logistics, Jaguar Land Rover is the UK’s first-ever manufacturing Company to win the UK’s most highly regarded CSR award.
Product liability, warranties and recalls
The Company is subject to risks and costs associated with product liability, warranties and recalls in connection with performance, compliance or safety-related issues affecting its products. In addition, product recalls can cause the Company’s consumers to question the safety or reliability of its vehicles and harm reputation and hence impact demand.
Furthermore, the Company may also be subject to class actions or other large-scale product liability or other lawsuits. The use of shared components in vehicle production increases this risk because individual components are deployed in a number of different models across the Company’s brands. Any costs incurred or lost sales caused by product liability, warranties and recalls could materially adversely affect business.
To mitigate this risk the Company does not compromise high-quality standards. It also monitors its warranty performance very closely and ensures that any issues that do arise are fully and timely addressed, including appropriate actions to manage faults and recalls.
The Company constantly monitors vehicles in service through regular data feeds from dealerships globally in order to identify trends and customer satisfaction. This helps the Company to put in place appropriate actions to remedy issues across the fleet, and to manage recalls and minimise warranty claims. The Company also develops dealer technical updates to provide awareness of known vehicle faults, which is in line with general industry practices.
Operational risks, including information technology
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This includes, among other things, losses that are caused by a lack of controls within internal procedures, violation of internal policies by employees, disruption or malfunction of IT systems, computer networks and telecommunications systems, mechanical or equipment failures, human error, natural disasters or malicious acts by third parties. Like any other business with complex manufacturing, research, procurement, sales and marketing and financing operations, the Company is exposed to a variety of operational risks and, if the protection measures put in place prove insufficient, results of operations and financial conditions can be materially affected. To mitigate these operating risks the Company has implemented a robust control framework, including policy, process and system controls, delegation of authorities, governance and assurance.
A comprehensive disaster recovery plan is in place, including back-up systems. The control environment is monitored by the Company’s Internal Audit function and is Sarbanes Oxley (S-Ox) compliant.
Patent protection and intellectual property
Although the Company does not regard any of its businesses as being dependent upon any single patent or related group of patents, its inability to protect this intellectual property generally, or the illegal breach of some or a large group of its intellectual property rights, would have a materially adverse effect on operations, business and/or financial condition. The Company owns or otherwise has rights in respect of a number of patents and trademarks relating to the products that it manufactures, which have been obtained over a period of years. In connection with the design and engineering of new vehicles and the enhancement of existing models, the Company seeks to regularly develop new technical designs for use in its vehicles. It also uses technical designs which are the intellectual property of third parties with such third parties’ consent. These patents and trademarks have been of value in the growth of the Company’s business and may continue to be in the future. The Company may be affected by restrictions on the use of intellectual property rights held by third-parties’ and so may be held legally liable for the infringement of the intellectual property rights of others in its products.
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Credit and liquidity risks
The Company’s main sources of liquidity are cash generated from operations and external debt, including term debt, committed revolving credit facilities, and various other factoring and working capital facilities. Historically the Company has also received financial support in the form of loans and preference shares from the Company’s parent, Tata Motors Ltd. Adverse changes in the global economic and financial environment may result in lower consumer demand for vehicles, and prevailing conditions in credit markets may adversely affect both consumer demand and the cost and availability of finance for the Company’s business and operations. If the global economy goes back into recession and consumer demand drops, at the same time as the supply of external financing becomes limited, the Company may again face significant liquidity risks.
As at 31 March 2014, on a consolidated level, the Company had cash and cash equivalents of
£2,260 million and short-term deposits of between
3-12 months’ duration of £1,199 million as well as undrawn committed facilities of £1,337 million. The
Company generally pools cash from its subsidiaries to Jaguar Land Rover Limited, the primary operating Company in the Group, until such time as the cash is used for dividends. Good progress has been made to reduce local cash balances, which as at 31 March 2014 amount to £536 million. All cash is invested according to strict credit criteria and actively monitored by Group Treasury.
Labour relations
The Company employed an average of 27,953 staff across its operations. There is the risk that the
Company may face labour unrest, at its own facilities or those of its suppliers, which may delay or disrupt operations in the affected regions, including the sourcing of raw materials and parts, the manufacture, sales and distribution of vehicles and the provision of services. If work stoppages or lock-outs at the
Company’s facilities or at the facilities of major suppliers occur or continue for a long period of time, the Company’s business, financial condition and results of operations may be materially affected. To reduce the likelihood of any such action, the Company manages union relations with proactive consultation and maintains good labour relations with its employees.
Key personnel
The Company believes that its growth and future success depend in large part on the skills of its workforce, including executives and officers, designers and engineers. The loss of the services of one or more of these key employees could impair the Company’s ability to continue to implement its business strategy. The Company’s success also depends, in part, on its continued ability to attract and retain experienced and qualified employees, particularly qualified engineers with expertise in automotive design and production. The competition for such employees is intense, and the Company’s inability to continue to attract, retain and motivate employees could adversely affect its business and plans to invest in the development of new designs and products.
The Company’s Human Resources function has developed policies and procedures to ensure that it remains competitive in the labour market, both in terms of attracting and retaining key personnel, and also to ensure that the business growth ambition can be effectively resourced across all its facilities.
Pension obligations
The Company provides post-retirement and pension benefits to employees, some of which are defined benefit plans. The Company’s pension liabilities are generally funded and the defined benefit pension plans’ assets are particularly significant. As part of the Company’s Strategic Business Review process, the Company closed the Jaguar and Land Rover defined benefit pension plans to new joiners from
19 April 2010. All new employees since that date have joined a new defined contribution pension plan. Under the arrangements with the trustees of the defined benefit pension schemes, an actuarial valuation of the assets and liabilities of the schemes is undertaken every three years. The most recent valuation, as at April 2012 and completed in 2013, indicated a shortfall in the assets of the schemes as at April 2012, versus the actuarially determined liabilities as at April 2012, of £702 million.
As part of the valuation process the Company agreed a schedule of contributions which, together with the expected investment performance of the assets of the schemes, is expected to eliminate the deficit by 2022. This included an incremental deficit contribution of £100 million made in March 2013.
The Company also reached agreement with the trustees to cancel security arrangements in favour of the pension fund trustees agreed in prior valuation as of April 2009. This security was released in March
2013. In March 2014 an advanced payment of £100 million was made to the defined benefit pension arrangements. The next actuarial valuation will be as at April 2015 and would be expected to be completed during 2016.
The Company monitors the asset allocation of the plans and considers investment performance against expectations regularly. The trustee employs a reputable investment consultant to advise them on the plans’ asset allocation with a view to meeting their return objectives with the minimum level of risk. The Company proactively develops approaches, in tandem with the Trustee, to manage the asset-liability risks it faces although lower returns on pension fund assets, changes in market conditions, changes in interest rates, changes in inflation rates and adverse changes in other critical actuarial assumptions, may impact the Company’s pension liabilities or assets and consequently increase funding requirements, which in future could adversely affect the Company’s financial condition and results of operations.
Insurance coverage
The Company maintains insurance coverage for people, property and assets, including construction and general, auto and product liability, in accordance with treasury policy. Nevertheless there is the risk that claims made under any policy may not be satisfied fully or timely. There is also the risk that insurance coverage could be insufficient to fully reimburse the Company for all losses arising for any particular incident or that insurance premiums could increase substantially.
To reduce the risk of adverse financial impact the Company only places insurance with counterparties of good standing and credit, and ensures competitive pricing through periodic competitive tendering/negotiation. The Company also periodically conducts risk assessment and asset valuation exercises.
Corporate governance and public disclosure
The Company is affected by the corporate governance and disclosure requirements of the
Company’s own listing on the Euro MTF market and also of its parent, Tata Motors Limited, which is listed on the Bombay Stock Exchange, the National
Stock Exchange of India and the New York Stock
Exchange (the “NYSE”). Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the
Sarbanes Oxley Act of 2002 and SEC regulations, Securities and Exchange Board of India (the “SEBI”) regulations, the NYSE listing rules and Indian stock market listing regulations, have increased the compliance complexity for the parent company and, indirectly, for the Company. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. The Company is committed to maintaining high standards of corporate governance and public disclosure. However, the efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses. In addition, there is the risk of non-compliance and the penalties that may ensue.
Ownership structure
The Company is an indirect, wholly-owned subsidiary of
Tata Motors Limited through TML Holdings PTE. Limited
(Singapore) and accordingly is under the ultimate control and influence of its parent, as per the delegation of authorities and including the election of Directors and approval of significant corporate transactions.
By order of the Board
Dr Ralf Speth, Director Jaguar Land Rover Automotive plc
28 July 2014
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Directors’ report
The Directors present their report
and the audited financial statements
of the Company for the year ended
31 March 2014. Jaguar Land Rover
Automotive plc (“Jaguar Land Rover”)
is a public limited company incorporated under the
laws of England and Wales. The business address
of the Directors and senior management of Jaguar
Land Rover is Abbey Road, Whitley, Coventry,
CV3 4LF, United Kingdom.
Future developments
Future developments impacting Jaguar Land Rover are disclosed in the Strategic report on pages 74 to 89.
Dividends
The Directors recommended a dividend of
£150 million (£0.10 per ordinary share), (2013: £150m, £0.10 per ordinary share) paid in
June 2014.
Directors
Biographies of the Directors currently serving on the
Board are set out on pages 94 and 95.
Directors’ indemnities
The Company has made qualifying third-party indemnity provisions for the benefit of its Directors, which were made during the year and remain in force at the date of this report.
Corporate governance statement
The corporate governance statement is set out on pages 98 to 100 and is incorporated by reference into this report.
Charitable donations
The Company and those that work for it are involved in many charitable activities across the globe. It is the Company’s strong belief that it should play an active role in the communities, both local and worldwide. Given the number of charities and the need to assess the impact of any donations and potential tax consequences, the Company can only make contributions to a limited number of charitable causes that have been formally approved. As a result, no one is authorised to make any charitable contributions on behalf of the Company without the necessary approval.
Political involvement and contributions
The Company respects an employee’s right to use their own time and resources to participate as individual citizens in political and governmental activities of their choice. The Company itself operates under legal limitations on its ability to engage in political activities, and even where there are no legal restrictions, the Company does not typically make contributions to political candidates or political parties or permit campaigning on its property by political candidates (including those who work for Jaguar Land Rover) or persons working on their behalf. There have not been any political donations in any of the periods covered by these financial statements.
Employee information
The average number of employees within the Group is shown in note 5 to the financial statements on page 119.
Apart from ensuring that an individual has the ability to carry out a particular role, the Company does not discriminate in any way. It endeavours to retain employees if they become disabled, making reasonable adjustments to their role and, if necessary, looking for redeployment opportunities within the Company. The Company also ensure that training, career development and promotion opportunities are available to all employees irrespective of gender, race, age or disability.
Research and development
The Company is committed to a continuing programme of expenditure on research and development activities as disclosed on pages 40 to 47 of the Annual Report.
Going concern
The Company’s business activities, together with the factors likely to affect its future development, performance and position are set out in the
Strategic report. The financial position of the
Company is described on pages 74 and 78. In addition, in note 33 to the financial statements includes the Company’s objectives, policies and processes for managing its exposures to interest rate risk, foreign currency risk, credit risk and liquidity risk. Details of the Company’s financial instruments and hedging activities are also provided in note 33.
The Board has a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future.
Accordingly, the financial statements set out on pages 104 to 167 have been prepared on the going concern basis.
Financial instruments
The disclosures required in relation to the use of financial instruments by the Company together with details of our treasury policy and management are set out in note 33 to the financial statements.
Auditors
Deloitte LLP have indicated their willingness to continue as auditors and their reappointment has been approved by the Audit Committee.
Events after the balance sheet date
Full details of significant events since the balance sheet date can be found in note 38 of the financial statements.
Statement of Directors’ responsibilities in respect of the Directors’ report and the financial statements
The Directors are responsible for preparing the
Annual Report and the financial statements in accordance with applicable law and regulations.
Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have elected to prepare the financial statements in accordance with International
Financial Reporting Standards (IFRSs) as adopted by the European Union. Under Company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements, International
Accounting Standard 1 requires that Directors:
properly select and apply accounting policies;
present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
provide additional disclosures when compliance with the specific requirements in IFRS are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and
make an assessment of the Company’s ability to continue as a going concern.
The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
Statement of disclosure of information to auditors
In the case of each of the persons who are Directors at the time when the report is approved under section 418 of the Companies Act, 2006 the following applies: so far as the Directors are aware, there is no relevant audit information of which the Group’s auditors are unaware; and the Directors have taken all the steps that they ought to have taken as a Director in order to make themselves aware of any relevant audit information and to establish that the
Group’s auditors are aware of that information.
Acknowledgement
The Directors wish to convey their appreciation to all of the employees for their continued commitment, effort and contribution in supporting the delivery of the Group’s record performance. The Directors would also like to extend thanks to all other key stakeholders for the continued support to the
Company and their confidence in its management.
Directors’ responsibility statement
We confirm to the best of our knowledge the financial statements, prepared in accordance with
International Financial Reporting Standards as approved by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole.
By order of the Board
Dr Ralf Speth, Director Jaguar Land Rover Automotive plc
28 July 2014
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Governance
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Board of Directors
CYRUS P MISTRY
Non-Executive Director and Chairman
Cyrus Mistry is the Chairman of Tata Sons. He has been a Director of Tata Sons since 2006. He is also Chairman of all major Tata companies, including Tata Industries, Tata Steel, Tata Motors, Tata Consultancy Services, Tata Power, Tata Teleservices, Indian Hotels, Tata Global Beverages and Tata Chemicals. Cyrus was appointed as a Director of Tata Motors with effect from
29 May 2012 and took over as Chairman from
Mr Ratan N. Tata on his retirement with effect from 28 December 2012. Prior to this Cyrus was Managing Director of the Shapoorji Pallonji Group. Cyrus is a graduate of civil engineering from the Imperial College London (1990) and has an MSc in management from the London Business School (1997). Cyrus was recognised with an Alumni Achievement Award by the London Business School.
DR RALF SPETH
Director and Chief Executive Officer
Dr Ralf Speth was appointed to the post of Chief Executive Officer at Jaguar Land
Rover on 18 February 2010. Prior to this appointment, Ralf was Head of Global Operations at the international industrial gases and engineering company, The Linde
Group. Ralf started his business career at
BMW, leaving after 20 years, followed by time as Director of Production, Quality and Product
Planning at Ford’s Premier Automotive Group. Ralf earned a Doctorate of Engineering and is an Industrial Professor at the University of Warwick.
NASSER MUNJEE
Director
Nasser Munjee was appointed to the Board of Directors of Tata Motors Limited with effect from 27 June 2008 and was appointed to the Board of Directors of Jaguar Land Rover on 2 February 2012. Nasser served for over 20 years at the Housing Development Finance Corporation (HDFC) in India in various positions including as its
Executive Director. Nasser is also Chairman of the Aga Khan Rural Support Programme, Muniwarabad Charitable Trust and other Aga Khan institutions and was the President of the Bombay Chamber of Commerce and Industry and has also served on numerous
Government Task Forces on Housing and
Urban Development. Nasser is also chairman, board director and a member of the board of trustees of several multinational companies, trusts and public and private institutions.
Nasser holds a Bachelor’s degree and a Master’s degree from the London School of
Economics.
CHANDRASEKARAN RAMAKRISHNAN
Director
Chandrasekaran Ramakrishnan has been the
Chief Financial Officer at Tata Motors Limited since 18 September 2007 and serves as its
President. Chandrasekaran is responsible for Finance, Accounts, Taxation, Business Planning, Investor Relations, Treasury, CRM
& DMS and I.T. Chandrasekaran has also served as a Vice President of the Chairman’s Office and is the Executive Director of Finance. Chandrasekaran joined Tata Motors Limited in 1980, where he handled corporate treasury and accounting functions as well as management accounting. Chandrasekaran joined Jaguar Land Rover’s board in 2012. Chandrasekaran holds a Bachelor’s degree in Commerce and is a Chartered Accountant and a Cost Accountant.
ANDREW M ROBB
Director
Andrew Robb was appointed to the Jaguar Land Rover board in 2009. Prior to joining Jaguar Land Rover, Andrew was a Director of Pilkington Group plc until 2003, having held the position of Finance Director from 1989 to 2001. Andrew was previously Finance
Director of the Peninsular and Oriental Steam
Navigation Co from 1983. Andrew currently holds a number of other directorships, including as Non-Executive Independent Director of Tata Steel Limited since 2007 and as Chairman of the Board of Tata Steel Europe Limited (formerly Corus Group plc) where he has been an Independent Director since 2003.
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Executive Committee members

	Appointed	Responsibility/experience
DR RALF SPETH Director and Chief Executive Officer	February 2010	Dr Speth joined Jaguar Land Rover as Chief Executive Officer in 2010, previously he was Head of Global Operations of The Linde Group. Dr Speth brings significant automotive experience to Jaguar Land Rover having worked for BMW and more recently Ford's Premier Automotive Group as Director of Production, Quality and Product Planning.
KEITH BENJAMIN Group Legal Director	February 2009	Keith is responsible for Jaguar Land Rover's legal and compliance functions, including risk assessment, compliance and corporate governance initiatives.
IAN CALLUM Design Director, Jaguar	June 2008	Ian joined Jaguar in 1999 and is responsible for the new design language created over the past decade. Ian has over 34 years' experience in the automotive industry having previously spent 12 years at Ford, working in a variety of roles and locations, before moving to TWR in Oxford as Chief Designer in 1990.
JOHN EDWARDS Managing Director Individual, Products Division	October 2013	John has global responsibility for designing and creating a portfolio of brand extending products. Previously John was Global Brand Director, Land Rover.
DR WOLFGANG EPPLE Director Research and Technology	June 2013	Dr Epple joined Jaguar Land Rover in June 2012 bringing with him 28 years of experience in automotive product development, production and quality assurance. Most recently he worked for PROTON, Malaysia's leading auto manufacturer. Before that Dr Epple spent some 24 years with BMW, including Director of Quality and Director for the BMW 3 series. He also served as CEO and President of BMW Hybrid Technology Corporation in the US.
ANDY GOSS Group Sales Operations Director	October 2013	Andy has responsibility for global sales and customer service. He joined Jaguar Land Rover from Porsche where he was Chief Executive Officer of Porsche Cars, Great Britain. Previously Andy was Sales Director for Toyota, after holding positions at Citroen, Nissan and Austin Rover.
KENNETH GREGOR Chief Financial Officer	June 2008	Kenneth is Chief Financial Officer of Jaguar Land Rover, after previously serving as Group Financial Controller. Kenneth joined the Company in 1997, having previously worked for HSBC Investment Banking in Mergers and Acquisitions.
ADRIAN HALLMARK Group Strategy Director	November 2013	Adrian joined Jaguar Land Rover in 2010 as Global Brand Director, and has since been appointed Group Strategy Director. Adrian brings more than 29 years' automotive experience, 18 years at Board level, with Porsche, Bentley, Volkswagen and most recently SAAB Automobil AB. Adrian's career has had specific emphasis on Strategy, Brand Management, Financial and General Management.
IAN HARNETT Director of Purchasing	August 2009	Ian was appointed Director of Purchasing, Jaguar Land Rover in August 2009. Previously Ian has worked for BMW, notably leading the Land Rover purchasing team out of BMW ownership following the acquisition in 2000.
PHIL HODGKINSON Director Global Business Expansion	June 2012	Phil oversees the realisation of the Company's international ambition with responsibility for ensuring the effective co-ordination and delivery of product programmes in countries such as China, Brazil and India. Phil previously worked for Ford Motor Company.

	Appointed	Responsibility/experience
BOB JOYCE Director Product Creation and Delivery	June 2008	Bob is Executive Director, Product Creation and Delivery for Jaguar Land Rover. Bob joined Jaguar Land Rover from Ford, which he joined in 2001. Bob has over 37 years' experience in the automotive industry, 27 of which in Jaguar Land Rover. Bob previously worked for Rover and BMW, where he was involved in the highly successful new Mini project.
SIMON LENTON HR Director	January 2013	Simon joined Jaguar Land Rover as Director of Human Resources in 2013, with over 30 years' experience in management and human resources.
GERRY McGOVERN Design Director, Land Rover	June 2008	As Design Director and Chief Creative Officer for Land Rover, Gerry creates some of the world's most distinctive and desirable vehicles and is recognised as one of the world's leading automotive designers. Gerry has more than 35 years' automotive experience having previously worked at Ford Motor Company, Rover, Peugeot and Chrysler.
GRANT McPHERSON Director of Quality and Automotive Safety	October 2013	Grant is responsible for leading significant improvement in quality in all aspects of our vehicles. Grant joined Jaguar Land Rover in May 2011 bringing with him a wealth of manufacturing experience gathered in the UK manufacturing industry, including Honda where he was appointed Quality and New Model Director.
FIONA PARGETER Head of Global PR Communications	November 2012	Fiona leads the global PR function at Jaguar Land Rover at a very busy and exciting time for the business. Fiona brings over 20 years of experience to the role having previously worked for Ford, Volvo and Nissan.
PHIL POPHAM Group Marketing Director	October 2013	Phil is responsible for all global marketing activity and his role encapsulates brand positioning; current and future product planning; marketing communications; brand experience strategies and supporting future growth. Phil has over 25 years' automotive experience, including time with Volkswagen.
WOLFGANG STADLER Director of Manufacturing	December 2013	Wolfgang is responsible for Jaguar Land Rover's global manufacturing operations. Wolfgang joined the Company from BMW Group where he most recently held the position of Senior Vice President, BMW Plant Dingolfing.
JEREMY VINCENT Chief Information Officer	August 2008	Jeremy was appointed to the position of Chief Information Officer in August 2008. Prior to this he worked with the Birds Eye Igloo Group as they separated from their former parent group, Unilever.
MIKE WRIGHT Executive Director, Head of Government affairs	December 2010	Mike's focus is on developing corporate strategies to deliver the Company's growth ambitions. His direct responsibilities include leadership of Product and Business Planning; Global Financial Services; Government Affairs; and Corporate & Social Responsibility.
DR WOLFGANG ZIEBART Director Group Engineering	August 2013	Dr Ziebart was appointed Director Group Engineering Jaguar Land Rover on 1 August 2013. Dr Ziebart brings significant experience to Jaguar Land Rover, including 23 years at BMW where he most recently served as a member of the Board responsible for Product Development and Procurement. Dr Ziebart was also a member of the board at Continental, and previously CEO of Infineon semi-conductors.

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Corporate governance
The Board has delegated powers to the Committees of the Board through written/stated terms of reference and oversees the functioning operations of the Committees through various circulars and minutes. The Board also undertakes the Company’s subsidiaries’ oversight functions through review of their performance against their set targets, advises them on growth plans and, where necessary, gives strategic guidelines.
Board practices
The Board consists of one executive Director and four non-executive Directors of whom two are independent non-executive Directors (see page 94 to 95 for Director Biographies).
The roles of the Chairman and the Chief Executive Officer are distinct and separate, with appropriate powers being delegated to the Chief Executive Officer to perform the day-to-day activities of the Company.
The Board, along with its Committees, provides leadership and guidance to the Company’s management, particularly with respect to corporate governance, business strategies and growth plans, the consideration of risks and their mitigation strategies, entry into new businesses, product launches, demand fulfilment and capital expenditure requirements and the review of the Company’s plans and targets.
The Board has delegated powers to the Committees of the Board through written/stated terms of reference and oversees the functioning operations of the Committees through various circulars and minutes. The Board also undertakes the Company’s subsidiaries’ oversight functions through review of their performance against their set targets, advises them on growth plans and, where necessary, gives strategic guidelines.
Audit Committee
The Audit Committee independently reviews the adequacy and effectiveness of risk management across the Company together with the integrity of the financial statements, including a review of the significant financial reporting judgements contained in them. It is comprised of Andrew Robb (Chairman), Chandrasekaran Ramakrishnan and Nasser Munjee, who have recent and relevant financial experience.
The scope of the Audit Committee includes:
Reviewing the annual and interim financial statements prior to submission to the Board and the shareholder, with particular reference to:
Critical accounting policies and practices and any changes to them, related party transactions and contingent liabilities.
Audit, legal and tax and accounting updates.
Unusual or exceptional transactions.
Major accounting entries involving estimates based on the exercise of judgement, including provisions for impairment and other major items.
The auditor’s report and any qualifications or emphases therein, taking particular note of any audit differences or adjustments arising from the audit.
Reviewing the effectiveness of financial reporting, internal control over financial reporting and risk management procedures of the Company (which extends to all associates and joint venture companies). Such review considering compliance with the provisions of Section 404 of the Sarbanes
Oxley Act and other relevant regulations and disclosures from the Chief Executive Officer or Chief Financial Officer. Also, the review should pay particular reference to any material weaknesses or significant deficiencies in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect the Group’s ability to record, process and report financial data and to receive reports from the external and internal auditors with respect to these matters.
Assessing the reliability and integrity of the Group’s accounting policies and financial reporting and disclosure practices and processes.
In relation to internal audits, the Audit Committee has responsibility to:
Review on a regular basis the adequacy of internal audit functions, including the internal audit charter, the structure of the internal audit department, approval of the audit plan and its execution, staffing and seniority of the official heading the department, reporting structure, budget, audit coverage and frequency;
Review the regular internal reports to management prepared by the internal audit department as well as management’s response thereto;
Review the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board;
Discuss with internal auditors any significant findings and follow-up thereon; and
Review internal audit reports relating to internal control weaknesses.
In relation to external auditors, the Audit Committee has responsibility to:
Oversee the appointment of the external auditors, to approve their terms of engagement, including fees, the nature and scope of their work; and consider when the external audit should be put out to tender;
Review their performance and the effectiveness of the audit every year and to pre-approve any provision of non-audit services by the external auditors;
Review the significant audit issues with the external auditors and how they have been addressed in the financial statements;
Establish a clear hiring policy in respect of employees or former employees of the external auditors and monitor the implementation of that policy; and
Evaluate the external auditors by reviewing annually the firm’s independence, its internal quality control procedures, any material issues raised by the most recent quality control or peer review of the firm, and the findings of any enquiry or investigation carried out by government or professional bodies with respect to one or more independent audits carried out by the firm within the last five years.
In relation to subsidiary company oversight, the Audit Committee has responsibility to:
Oversee the operation and maintenance of procedures for receiving, processing and recording complaints regarding accounting, internal controls or auditing matters and for the confidential submission by employees of concerns regarding allegedly questionable or illegal practices. The Audit Committee shall ensure that these arrangements allow independent investigation of such matters and appropriate follow up action;
Oversee controls designed to prevent fraud and to review all reports of instances of fraud;
Satisfy itself that Company policy on ethics is followed and to review any issues of conflict of interest, ethical conduct or compliance with law, including competition law, brought to its attention;
Oversee legal compliance in the Company’s Group;
Conduct and supervise such investigations or enquiries as the Board may require.
Remuneration Committee
The Remuneration Committee is comprised of Cyrus Mistry (Chairman) and Andrew Robb. The Remuneration Committee may, at the Company’s expense, obtain outside legal or other independent professional advice and secure the attendance of outsiders with relevant experience and expertise if it considers this necessary. The scope of the
Remuneration Committee is to review and approve
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Governance
Financials
any proposals regarding the remuneration (including base salary, bonus, long-term incentives, retention awards and pension arrangements) of Directors; review and approve all bonus plans and long-term incentive plans at leadership level 5 and above (including the structure of the plans, and whether, and at what level, the plans should pay out); review and approve changes to any pension plans; and regularly review independent data regarding the competitive position of salaries and benefits and make recommendations, as appropriate.
Executive Committee
The Executive Committee, shown on page 96 to 97, is comprised of the Chief Executive Officer and his direct reports. The objective of the Executive Committee is to provide strategic management, to achieve business results and to ensure compliance and control using various assurance tools and functions such as an independent internal audit function, a risk and assurance committee and a legal compliance office.
The Executive Committee is responsible for the executive management of the business and the strategic direction of the Company. It is also responsible for risk management across the
Company, the communication of policy requirements and the review and approval of the risk management policy and framework. The Executive Committee identifies strategic risk, debates strategies and commits the allocation of key resources to manage key and emerging risk factors. Within this role, the Executive Committee defines, sponsors, supports, debates and challenges risk management activity across the Company.
Risk and Assurance Committee
The Risk and Assurance Committee is responsible for the ongoing development and co-ordination of the system of risk management as well as the consolidation, challenge and reporting of all risk management information. It provides support and guidance on the application of risk management across the Company.
Independent auditor’s report
TO THE MEMBERS OF JAGUAR LAND ROVER AUTOMOTIVE PLC
We have audited the financial statements of Jaguar Land Rover Automotive plc for the year ended 31 March 2014 which comprise the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated and Parent Company Balance Sheets, the Consolidated and Parent Company Cash Flow Statements, the Consolidated and Parent Company
Statements of Changes in Equity and the related notes 1 to 53. The financial reporting framework that has been applied in their preparation is applicable law and
International Financial Reporting Standards (IFRSs) as adopted by the European Union and, as regards the parent Company financial statements, as applied in accordance with the provisions of the Companies
Act 2006.
This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.
Respective responsibilities of Directors and auditor
As explained more fully in the Directors’ Responsibilities
Statement, the Directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.
Scope of the audit of the financial statements
An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s and the parent Company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the Directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the Annual
Report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.
Opinion on financial statements
In our opinion:
the financial statements give a true and fair view of the state of the Group’s and of the parent Company’s affairs as at 31 March 2014 and of the Group’s profit for the year then ended;
the Group financial statements have been properly prepared in accordance with IFRSs as adopted by the
European Union;
the parent Company financial statements have been properly prepared in accordance with IFRSs as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006; and
the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.
Separate opinion in relation to IFRSs as issued by the IASB
As explained in note 2 to the Group financial statements, the Group in addition to applying IFRSs as adopted by the
European Union, has also applied IFRSs as issued by the
International Accounting Standards Board (IASB). In our opinion the Group financial statements comply with IFRSs as issued by the IASB.
Opinion on other matter prescribed by the Companies Act 2006
In our opinion the information given in the Strategic report and the Directors’ report for the financial year for which the financial statements are prepared is consistent with the financial statements.
Matters on which we are required to report by exception
We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:
adequate accounting records have not been kept by the parent Company, or returns adequate for our audit have not been received from branches not visited by us; or
the parent Company financial statements are not in agreement with the accounting records and returns; or
certain disclosures of Directors’ remuneration specified by law are not made; or
we have not received all the information and explanations we require for our audit.
R Knights
Richard Knights
Senior statutory auditor for and on behalf of Deloitte LLP
Chartered Accountants and Statutory Auditor Birmingham, United Kingdom
28 July 2014
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ANNUAL REPORT 2013-14
JAGUAR LAND ROVER AUTOMOTIVE PLC |
ANNUAL REPORT 2013-14

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Financial
statements
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ANNUAL REPORT 2013-14
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Consolidated financial statements

CONSOLIDATED INCOME STATEMENT

Year ended 31 March (£ millions)	Note	2014	2013 (restated)	2012 (restated)
Revenue	3	**19,386**	**15,784**	**13,512**
Material and other cost of sales	4	(11,904)	(9,904)	(8,733)
Employee cost	5	(1,654)	(1,334)	(1,039)
Other expenses	8	(3,717)	(3,075)	(2,529)
Development costs capitalised	9	1,030	860	751
Other income		153	70	37
Depreciation and amortisation		(875)	(622)	(465)
Foreign exchange gain/(loss)		236	(109)	14
Finance income	10	38	34	16
Finance expense (net)	10	(185)	(18)	(85)
Share of loss from joint ventures	13	(7)	(12)	–
Profit before tax	11	**2,501**	**1,674**	**1,479**
Income tax expense	12	(622)	(460)	(19)
Profit for the year		**1,879**	**1,214**	**1,460**

The consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated cash flow statement and related notes (where relevant) have been restated for the comparative prior years presented following the adoption of IAS 19 Employee Benefits (2011) in the year as detailed in note 2 to the consolidated financial statements. The adoption of this revised standard had no impact on the consolidated balance sheet in any of the years presented.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Year ended 31 March (£ millions)	Note	2014	2013 (restated)	2012 (restated)
Profit for the year		**1,879**	**1,214**	**1,460**
Items that will not be reclassified subsequently to profit or loss:				
Remeasurement of defined benefit obligation	30	(135)	(346)	(122)
Income tax related to items that will not be reclassified	18	(4)	73	152
		(139)	**(273)**	**30**
Items that may be reclassified subsequently to profit or loss:				
Gain/(loss) on effective cash flow hedges		1,041	(288)	(36)
Cash flow hedges reclassified to foreign exchange (gain)/loss in profit or loss		(112)	59	(20)
Income tax related to items that may be reclassified	18	(194)	53	14
		735	**(176)**	**(42)**
Other comprehensive income/(expense) net of tax		**596**	**(449)**	**(12)**
Total comprehensive income attributable to shareholders		**2,475**	**765**	**1,448**

JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14

CONSOLIDATED BALANCE SHEET

As at 31 March (£ millions)	Note	2014	2013	2012
Non-current assets				
Equity accounted investees	13	145	60	1
Other financial assets	14	473	195	107
Property, plant and equipment	15	3,184	2,335	1,586
Intangible assets	16	4,240	3,522	2,801
Pension asset	30	–	–	2
Other non-current assets	17	33	8	11
Deferred tax assets	18	284	508	474
Total non-current assets		**8,359**	**6,628**	**4,982**
Current assets				
Cash and cash equivalents	19	2,260	2,072	2,430
Short-term deposits		1,199	775	–
Trade receivables		831	927	662
Other financial assets	14	392	176	183
Inventories	21	2,174	1,795	1,497
Other current assets	17	355	434	457
Current tax assets		19	30	6
Total current assets		**7,230**	**6,209**	**5,235**
Total assets		**15,589**	**12,837**	**10,217**
Current liabilities				
Accounts payable	22	4,787	4,227	3,285
Short-term borrowings and current portion of long-term debt	23	167	328	490
Other financial liabilities	24	277	433	313
Provisions	25	395	335	279
Other current liabilities	26	395	482	559
Current tax liabilities		113	192	115
Total current liabilities		**6,134**	**5,997**	**5,041**
Non-current liabilities				
Long-term debt	23	1,843	1,839	1,484
Other financial liabilities	24	69	227	73
Provisions	25	582	468	344
Retirement benefit obligation	30	674	657	327
Other non-current liabilities	26	77	24	5
Non-current tax liabilities		–	–	18
Deferred tax liabilities	18	346	86	1
Total non-current liabilities		**3,591**	**3,301**	**2,252**
Total liabilities		**9,725**	**9,298**	**7,293**
Equity attributable to shareholders				
Ordinary share capital	27	1,501	1,501	1,501
Capital redemption reserve		167	167	167
Other reserves	28	4,196	1,871	1,256
Equity attributable to shareholders		**5,864**	**3,539**	**2,924**
Total liabilities and equity		**15,589**	**12,837**	**10,217**

These consolidated financial statements were approved by the Board of Directors and authorised for issue on 28 July 2014.
They were signed on its behalf by:

Dr Ralf Speth Chief Executive Officer



Company registered number: 06477691

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2013	**1,501**	**167**	**1,871**	**3,539**
Profit for the year	–	–	1,879	1,879
Other comprehensive income for the year	–	–	596	596
Total comprehensive income	**–**	**–**	**2,475**	**2,475**
Dividend paid	–	–	(150)	(150)
Balance at 31 March 2014	**1,501**	**167**	**4,196**	**5,864**
Balance at 1 April 2012	**1,501**	**167**	**1,256**	**2,924**
Profit for the year (restated)	–	–	1,214	1,214
Other comprehensive loss for the year (restated)	–	–	(449)	(449)
Total comprehensive income	**–**	**–**	**765**	**765**
Dividend paid	–	–	(150)	(150)
Balance at 31 March 2013	**1,501**	**167**	**1,871**	**3,539**
Balance at 1 April 2011	**1,501**	**167**	**(192)**	**1,476**
Profit for the year (restated)	–	–	1,460	1,460
Other comprehensive loss for the year (restated)	–	–	(12)	(12)
Total comprehensive income	**–**	**–**	**1,448**	**1,448**
Balance at 31 March 2012	**1,501**	**167**	**1,256**	**2,924**

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 March (£ millions)	2014	2013 (restated)	2012 (restated)
Cash flows from operating activities			
Profit for the year	**1,879**	**1,214**	**1,460**
Adjustments for:			
Depreciation and amortisation	875	622	466
Loss on sale of assets	4	2	8
Foreign exchange (gain)/loss on loans	(87)	37	10
Income tax expense	622	460	19
Loss/(gain) on embedded derivative	47	(47)	–
Finance expense (net)	138	18	85
Finance income	(38)	(34)	(16)
Foreign exchange (gain)/loss on derivatives	(57)	11	59
Foreign exchange loss on short-term deposits	41	–	–
Share of loss from joint ventures	7	12	–
Cash flows from operating activities before changes in assets and liabilities	**3,431**	**2,295**	**2,091**
Trade receivables	96	(265)	(95)
Finance receivables	–	1	–
Other financial assets	10	(243)	10
Other current assets	121	23	(159)
Inventories	(379)	(284)	(341)
Other non-current assets	(24)	1	(4)
Accounts payable	534	797	893
Other current liabilities	(86)	(77)	199
Other financial liabilities	4	245	55
Other non-current liabilities and retirement benefit obligation	(63)	15	33
Provisions	180	169	(31)
Cash generated from operations	**3,824**	**2,677**	**2,651**
Income tax paid	(402)	(248)	(151)
Net cash generated from operating activities	**3,422**	**2,429**	**2,500**
Cash flows used in investing activities			
Investment in joint ventures	(92)	(71)	(1)
Movements in other restricted deposits	133	54	(147)
Investment in short-term deposits	(464)	(775)	–
Purchases of property, plant and equipment	(1,201)	(891)	(596)
Proceeds from sale of property, plant and equipment	4	3	–
Cash paid for intangible assets	(1,155)	(958)	(814)
Finance income received	39	29	16
Net cash used in investing activities	**(2,736)**	**(2,609)**	**(1,542)**
Cash flows (used in)/from financing activities			
Finance expenses and fees paid	(269)	(179)	(128)
Proceeds from issuance of short-term debt	1	88	105
Repayment of short-term debt	(158)	(250)	(655)
Proceeds from issuance of long-term debt	829	317	1,500
Repayment of long-term debt	(746)	–	(374)
Payments of lease obligations	(5)	(4)	(4)
Dividends paid	(150)	(150)	–
Net cash (used in)/generated from financing activities	**(498)**	**(178)**	**444**
Net change in cash and cash equivalents	**188**	**(358)**	**1,402**
Cash and cash equivalents at beginning of year	2,072	2,430	1,028
Cash and cash equivalents at end of year	**2,260**	**2,072**	**2,430**

JAGUAR LAND ROVER AUTOMOTIVE PLC I ANNUAL REPORT 2013-14

JAGUAR LAND ROVER AUTOMOTIVE PLC I ANNUAL REPORT 2013-14

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Notes to the consolidated financial statements
1 BACKGROUND AND OPERATIONS
Jaguar Land Rover Automotive plc (“the Company”) and its subsidiaries, (collectively referred to as “the Group” or “JLR”), designs, manufactures and sells a wide range of automotive vehicles. In December 2012 the Company name was changed from Jaguar Land Rover plc to Jaguar Land Rover Automotive plc.
The Company is a public limited Company incorporated and domiciled in the UK and has its registered office at Whitley, Coventry, England. The Company is a subsidiary of Tata Motors Limited, India (“TATA Motors”) and acts as an intermediate holding Company for the Jaguar Land Rover business. The principal activity during the year was the design, development, manufacture and marketing of high-performance luxury saloons, specialist sports cars and four wheel drive off-road vehicles.
These consolidated financial statements have been prepared in GBP and rounded to the nearest million
GBP (£ million) unless otherwise stated. Results for the year ending and as at 31 March 2012 have been disclosed solely for the information of the users.
2 ACCOUNTING POLICIES
STATEMENT OF COMPLIANCE
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (referred to as “IFRS”) as adopted by the European Union. There is no difference between these accounts and the accounts for the Group prepared under IFRS as adopted by the International Accounting Standards Board (“IASB”). The Company has applied s.408 of the Companies Act 2006 and therefore the separate financial statements of the Company do not include the income statement or the statement of comprehensive income of the Company on a stand-alone basis.
BASIS OF PREPARATION
The Consolidated Financial Statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for the assets. The principal accounting policies adopted are set out below.
GOING CONCERN
The Directors have considered the financial position of the Group at 31 March 2014 (net assets of £5,864 million (2013: £3,539 million, 2012: £2,924 million)) and the projected cash flows and financial performance of the Group for at least 12 months from the date of approval of these financial statements as well as planned cost and cash improvement actions, and believe that the plan for sustained profitability remains on course.
The Directors have taken actions to ensure that appropriate long-term cash resources are in place at the date of signing the accounts to fund Group operations. The Directors have reviewed the financial covenants linked to the borrowings in place and believe these will not be breached at any point and that all debt repayments will be met.
Therefore the Directors consider, after making appropriate enquiries and taking into consideration the risks and uncertainties facing the Group, that the Group has adequate resources to continue in operation as a going concern for the foreseeable future and is able to meet its financial covenants linked to the borrowings in place. Accordingly the Directors continue to adopt the going concern basis in preparing these consolidated financial statements.
BASIS OF CONSOLIDATION
Subsidiaries
The consolidated financial statements include Jaguar Land Rover Automotive plc and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee, is exposed or has rights to variable return from its involvement with the investee and has the ability to use its power to affect its returns.
In assessing control, potential voting rights that currently are exercisable are taken into account. All subsidiaries of the Company given in note 39 are included in the consolidated financial statements. Inter-Company transactions and balances including unrealised profits are eliminated in full on consolidation.
Associates and joint ventures
(equity accounted investees)
Associates are those entities in which the Group has significant influence, but not control or joint control. Significant influence is the power to participate in the financial and operating policy decisions of the investee and is presumed to exist when the Group holds between 20% and 50% of the voting power of another entity. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for decisions about the relevant activities of the entity, being those activities that significantly affect the entity’s returns.
Associates and joint ventures are accounted for using the equity method and are recognised initially at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group’s share of the income and expenses, other comprehensive income and equity movements of equity accounted investees, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. When the Group transacts with an associate or joint venture of the Group, profits and losses are eliminated to the extent of the Group’s interest in its associate or joint venture.
USE OF ESTIMATES AND JUDGEMENTS
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the year in which the estimate is revised and future periods affected.
In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are included in the following notes:
(i) Note 15 – Property, plant and equipment – the Group applies judgement in determining the estimate useful life of assets.
(ii) Note 16 – Intangible assets – management applies significant judgement in establishing the applicable criteria for capitalisation of appropriate product development costs and impairment of indefinite life intangible assets. The key inputs to this assessment include the determination of
Cash Generating Units, value of cash flows and appropriateness of discount rates.
(iii) Note 18 – Deferred tax – management applies judgement in establishing the timing of the recognition of deferred tax assets relating to historic losses and assessing its recoverability and estimating taxes ultimately payable on remittance of overseas earnings.
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2 ACCOUNTING POLICIES (CONTINUED)
(iv) Note 25 – Provision for product warranty – it is necessary for the Group to assess the provision for anticipated lifetime warranty and campaign costs. The valuation of warranty and campaign provisions requires a significant amount of judgement and the requirement to form appropriate assumptions around expected future costs.
(v) Note 30 – Retirement benefit obligation – it is necessary for actuarial assumptions to be made, including discount and mortality rates and the long-term rate of return upon scheme assets. The Group engages a qualified actuary to assist with determining the assumptions to be made when evaluating these liabilities.
(vi) Note 33 – Financial instruments – the Group enters into complex financial instruments and therefore appropriate accounting for these requires judgement around the valuations.
Embedded derivatives relating to prepayment options on senior notes are not considered as closely related and are separately accounted unless the exercise price of these options is approximately equal on each exercise date to the amortised cost of the senior notes.
REVENUE RECOGNITION
Revenue is measured at fair value of consideration received or receivable.
Sale of products
The Group recognises revenues on the sale of products, net of discounts, sales incentives, customer bonuses and rebates granted, when products are delivered to dealers or when delivered to a carrier for export sales, which is when title and risks and rewards of ownership pass to the customer. Sale of products is presented net of excise duty where applicable and other indirect taxes. Revenues are recognised when collectability of the resulting receivable is reasonably assured. If the sale of products includes a determinable amount for subsequent services (multiple – component contracts), the related revenues are deferred and recognised as income over the relevant service period. Amounts are normally recognised as income by reference to pattern of related expenditure.
COST RECOGNITION
Costs and expenses are recognised when incurred and are classified according to their nature. Expenditures are capitalised where appropriate in accordance with the policy for internally generated intangible assets and represent employee costs, stores and other manufacturing supplies, and other expenses incurred for product development undertaken by the Group.
CASH AND CASH EQUIVALENTS
Cash and cash equivalents comprise cash on hand, demand deposits and highly liquid investments with an original maturity of up to three months that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value.
PROVISIONS
A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a risk-free rate that reflects current market assessments of the time value of money and the risks specific to the liability. Provisions are held for product warranties, legal and product liabilities, residual risks and environmental risks as detailed in note 25 to the consolidated financial statements. The most significant is product warranty.
PRODUCT WARRANTY
The Group offers warranty cover in respect of manufacturing defects, which become apparent within one to five years after purchase, dependent on the market in which the purchase occurred. The estimated liability for product warranties is recorded when products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future incidences based on actions on product failures. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to five years.
FOREIGN CURRENCY
The Company has a functional currency of GBP.
The presentation currency of the consolidated financial statements is GBP.
The functional currency of the UK and non-UK selling operations is GBP being the primary economic environment that influences these operations. This is on the basis that management control is in the UK and that GBP is the currency that primarily determines sales prices and is the main currency for the retention of operating income.
Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are remeasured into the functional currency at the exchange rate prevailing on the balance sheet date. Exchange differences are recognised in the consolidated income statement.
INCOME TAXES
Income tax expense comprises current and deferred taxes. Income tax expense is recognised in the consolidated income statement except, when they relate to items that are recognised outside profit or loss (whether in other comprehensive income or directly in equity), in which case tax is also recognised outside profit or loss, or where they arise from the initial accounting for a business combination. In the case of a business combination the tax effect is included in the accounting for the business combination.
Current income taxes are determined based on respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions.
Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilised business loss and depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction.
Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilised. Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.
INVENTORIES
Inventories are valued at the lower of cost and net realisable value. Cost of raw materials and consumables are ascertained on a first-in first-out basis. Costs, including fixed and variable production overheads, are allocated to work-in-progress and finished goods determined on a full absorption cost basis. Net realisable value is the estimated selling price in the ordinary course of business less estimated cost of completion and selling expenses.
Inventories include vehicles sold subject to repurchase arrangements. These vehicles are carried at cost to the Group and are amortised in changes in stocks and work in progress to their residual values (i.e. estimated second hand sale value) over the term of the arrangement.
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at cost of acquisition or construction less accumulated depreciation less accumulated impairment, if any.
Freehold land is measured at cost and is not depreciated.
Cost includes purchase price, non-recoverable taxes and duties, labour cost and direct overheads for self-constructed assets and other direct costs incurred up to the date the asset is ready for its intended use.
Interest cost incurred for constructed assets is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:
Class of property,
plant and equipment
Buildings
Plant and equipment
Computers
Vehicles
Furniture and fixtures
Estimated
useful life
(years)
20-40
3-30
3-6
3-10
3-20
Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.
Depreciation is not recorded on assets under construction until construction and installation is complete and the asset is ready for its intended use. Assets under construction includes capital prepayments.
INTANGIBLE ASSETS
Acquired intangible assets
Intangible assets purchased including those acquired in business combination, are measured at cost or fair value as of the date of acquisition, where applicable, less accumulated amortisation and accumulated impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis.
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2 ACCOUNTING POLICIES (CONTINUED)
For intangible assets with definite lives, amortisation is provided on a straight-line basis over the estimated useful lives of the acquired intangible assets as per details below:
Class of intangible
asset
Patents and
technological know-how
Customer related
– dealer network
Software
Intellectual property
rights and other intangibles
Estimated amortisation
period (years)
2-12
20
2-8
Indefinite life
The amortisation for intangible assets with finite useful lives is reviewed at least at each year-end.
Changes in expected useful lives are treated as changes in accounting estimates.
Capital-work-in-progress includes capital advances. Customer-related intangibles acquired in a business combination consist of order backlogs and dealer networks.
Intellectual property rights and other intangibles consists of brand names, which are considered to have indefinite lives due to the longevity of the brands.
Internally generated intangible assets
Research costs are charged to the consolidated income statement in the year in which they are incurred.
Product development costs incurred on new vehicle platforms, engines, transmission and new products are recognised as intangible assets, when feasibility has been established, the Group has committed technical, financial and other resources to complete the development and it is probable that asset will generate probable future economic benefits.
The costs capitalised include the cost of materials, direct labour and directly attributable overhead expenditure incurred up to the date the asset is available for use.
Interest cost incurred is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.
Product development cost is amortised over a period of between 2 and 10 years. Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment loss.
IMPAIRMENT
Property, plant and equipment and other intangible assets
At each balance sheet date, the Group assesses whether there is any indication that any property, plant and equipment and intangible assets may be impaired. If any such impairment indicator exists the recoverable amount of an asset is estimated to determine the extent of impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.
Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, or earlier, if there is an indication that the asset may be impaired. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset
(or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the consolidated income statement.
Equity accounted investees: joint ventures and associates
The requirements of IAS 39 Financial Instruments:
Recognition and Measurement are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group’s investment in an associate or joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (the higher of value in use and fair value less costs to sell) with its carrying amount.
Any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.
GOVERNMENT GRANTS AND INCENTIVES
Government grants are recognised when there is reasonable assurance that the Group will comply with the relevant conditions and the grant will be received.
Government grants are recognised in the consolidated income statement on a systematic basis when the Group recognises, as expenses, the related costs that the grants are intended to compensate.
Government grants related to assets are deducted from the cost of the asset and amortised over the useful life of the asset. Government grants related to income are presented as an offset against the related expenditure and Government grants which are awarded as incentives with no ongoing performance obligations to the Group are recognised as other income in the period the grant is received. Sales tax incentives received from Governments are recognised in the income statement at the reduced tax rate and revenue is reported net of these sales tax incentives.
LEASES
At the inception of a lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the substance of the lease arrangement.
Assets taken on finance lease
A finance lease is recognised as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalised and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each year during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.
Assets taken on operating lease
Leases other than finance leases are operating leases, and the leased assets are not recognised on the Group’s balance sheet. Payments made under operating leases are recognised in the consolidated income statement on a straight-line basis over the term of the lease.
EMPLOYEE BENEFITS
Pension plans
The Group operates several defined benefit pension plans, which are contracted out of the second state pension scheme. The assets of the plans are held in separate trustee-administered funds. The plans provide for monthly pension after retirement as per salary drawn and service year as set out in the rules of each plan.
Contributions to the plans by the Group take into consideration the results of actuarial valuations. The plans with a surplus position at the balance sheet date have been limited to the maximum economic benefit available from unconditional rights to refund from the scheme or reduction in future contributions. Where the subsidiary Group is considered to have a contractual obligation to fund the pension plan above the accounting value of the liabilities, an onerous obligation is recognised.
The UK defined benefit schemes were closed to new joiners in April 2010.
A separate defined contribution plan is available to new employees of JLR. Costs in respect of this plan are charged to the income statement as incurred.
For defined benefit retirement benefit schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period.
Remeasurement comprising actuarial gains and losses, the effect of the asset ceiling and the return on scheme assets (excluding interest) are recognised immediately in the balance sheet with a charge or credit to the statement of comprehensive income in the period in which they occur. Remeasurement recorded in the statement of comprehensive income is not recycled.
Past service cost, including curtailment gains and losses, is generally recognised in profit or loss in the period of scheme amendment. Net interest is calculated by applying a discount rate to the net defined benefit liability.
Defined benefit costs are split into three categories:
current service cost, past-service cost and gains and losses on curtailments and settlements;
net interest cost; and
remeasurement.
The Group presents the first two components of defined benefit costs within Employee costs in its consolidated income statement (see note 5). Net interest cost is recognised within finance costs (see note 10).
Post-retirement Medicare scheme
Under this unfunded scheme, employees of some subsidiaries receive medical benefits subject to certain limits of amount, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from the Group as part of an Early Separation Scheme on medical grounds or due to permanent disablement are also covered under the scheme. The applicable subsidiaries account for the liability for the post-retirement medical scheme based on an annual actuarial valuation.
Actuarial gains and losses
Actuarial gains and losses relating to retirement benefit plans are recognised in other comprehensive income in the year in which they arise. Actuarial gains and losses relating to long-term employee benefits are recognised in the consolidated income statement in the year in which they arise.
Measurement date
The measurement date of retirement plans is 31 March.
JAGUAR LAND ROVER AUTOMOTIVE PLC |
ANNUAL REPORT 2013-14
JAGUAR LAND ROVER AUTOMOTIVE PLC |
ANNUAL REPORT 2013-14

Overview | Brands | Manufacturing | Technology | Responsible business | Management report | Governance
Financials
2 ACCOUNTING POLICIES (CONTINUED)
LONG-TERM INCENTIVE PLAN (LTIP)
The Group operates an LTIP arrangement for certain employees. The scheme provides a cash payment to the employee based on a specific number of phantom shares at grant date and the share price of Tata Motors Limited at the vesting date, subject to profitability and employment conditions. These are accounted for as cash settled arrangements, whereby a liability is recognised at fair value at the date of grant, using a Black
Scholes model. At each balance sheet date until the liability is settled, the fair value of the liability is remeasured, with any changes in fair value recognised in profit or loss for the year.
FINANCIAL INSTRUMENTS
Classification, initial recognition and measurement
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets are classified into categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. Financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities.
Financial instruments are recognised on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Initially, a financial instrument is recognised at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognised in determining the carrying amount, if it is not classified as at fair value through profit or loss. Subsequently, financial instruments are measured according to the category in which they are classified.
Financial assets and financial liabilities at fair value through profit or loss: Derivatives, including embedded derivatives separated from the host contract, unless they are designated as hedging instruments, for which hedge accounting is applied, are classified into this category. Financial assets and liabilities are measured at fair value with changes in fair value recognised in the consolidated income statement.
Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss or financial assets available for sale. Subsequently, these are measured at amortised cost using the effective interest method less any impairment losses. These include cash and cash equivalents, trade receivables, finance receivables and other financial assets.
Available-for-sale financial assets: Available-for-sale financial assets are those non-derivative financial assets that are either designated as such upon initial recognition or are not classified in any of the other financial assets categories. Subsequently, these are measured at fair value and changes therein, other than impairment losses, which are recognised directly in other comprehensive income, net of applicable deferred income taxes. The Group does not hold any available-for-sale financial assets.
Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are measured at cost.
Equity instruments
An equity instrument is any contract that evidences residual interests in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.
Other financial liabilities
These are measured at amortised cost using the effective interest method.
Determination of fair value
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Subsequent to initial recognition, the Group determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include discounted cash flow method and other valuation models.
Derecognition of financial assets and financial liabilities
The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expires or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.
Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or has expired. When a financial instrument is derecognised, the cumulative gain or loss in equity is transferred to the consolidated income statement.
Impairment of financial assets
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset, other than those at fair value through profit or loss, or a Group of financial assets is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.
Loans and receivables: Objective evidence of impairment includes default in payments with respect to amounts receivable from customers. Impairment loss in respect of loans and receivables is calculated as the difference between their carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognised in the consolidated income statement. If the amount of an impairment loss decreases in a subsequent year, and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. The reversal is recognised in the consolidated income statement.
Equity investments: Impairment loss on equity investments carried at cost is recognised in the consolidated income statement and is not reversed.
Hedge accounting
The Group uses foreign currency forward contracts and options to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions. The Group designates these forward contracts and options in a cash flow hedging relationship by applying the hedge accounting principles.
These forward contracts and options are stated at fair value at each reporting date. Changes in the fair value of these forward contracts and options that are designated and effective as hedges of future cash flows are recognised in other comprehensive income (net of tax), and the ineffective portion is recognised immediately in the consolidated income statement. Amounts accumulated in equity are reclassified to the consolidated income statement in the periods in which the forecasted transactions occurs.
For options, the time value is not considered part of the hedge, and this is treated as an ineffective hedge portion and recognised immediately in the consolidated income statement.
Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. For forecast transactions, any cumulative gain or loss on the hedging instrument recognised in equity is retained there until the forecast transaction occurs.
If the forecast transaction is no longer expected to occur, the net cumulative gain or loss recognised in other comprehensive income is immediately transferred to the consolidated income statement for the year.
NEW ACCOUNTING PRONOUNCEMENTS
In the current year, the Group adopted/early adopted the following standards, revisions and amendments to standards and interpretations:
IAS 1 Presentation of Financial Statements was amended in June 2011 to revise the way other comprehensive income is presented. In particular, it requires entities to Group items presented in other comprehensive income based on whether they are potentially reclassifiable to profit or loss subsequently and requires tax associated with items presented before tax to be shown separately for each of the two Groups of other comprehensive income items. The amendment is effective for annual periods beginning on or after 1 July 2012, with early adoption permitted. The amendments have been applied retrospectively and hence the presentation of items of other comprehensive income has been modified to reflect the changes. Other than the above-mentioned presentation changes, the application of the amendments to IAS 1 did not result in any impact on profit or loss, other comprehensive income and total comprehensive income.
IAS 19 Employee benefits (2011) was amended in June 2011 to include revised requirements for pensions and other post-retirement benefits, termination benefits and other changes. The key amendments include: requiring the recognition of changes in the net defined benefit liability (asset) including immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components, recognition of remeasurements in other comprehensive income, plan amendments, curtailments and settlements (eliminating the
“corridor approach” permitted by the existing IAS 19); introducing enhanced disclosures about defined benefit plans; modifying accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits; clarifying various miscellaneous issues, including the classification of employee benefits, current estimates of mortality rates, tax and administration costs and risk-sharing and conditional indexation features; Incorporating other matters submitted to the IFRS Interpretations Committee. The standard is effective for annual periods beginning on or after
1 January 2013, with early application permitted.
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ANNUAL REPORT 2013-14
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ANNUAL REPORT 2013-14

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2 ACCOUNTING POLICIES (CONTINUED)

An amendment to IAS 27 *Separate Financial Statements* (2011) was issued in May 2011. This now only deals with the requirements for separate financial statements, which have been carried over largely unchanged from IAS 27 *Consolidated and Separate Financial Statements*. Requirements for consolidated financial statements are now contained in IFRS 10 *Consolidated Financial Statements*. The standard requires that when an entity prepares separate financial statements, investments in subsidiaries, associates, and jointly controlled entities are accounted for either at cost, or in accordance with IAS 39 *Financial Instruments*. The standard also deals with the recognition of dividends, certain Group reorganisations and includes a number of disclosure requirements. The amendment is effective for annual periods beginning on or after 1 January 2013, with early application permitted.

IAS 28 *Investments in Associates and Joint Ventures* (2011) was issued in May 2011. This standard supersedes IAS 28 *Investments in Associates* and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The standard defines "significant influence" and provides guidance on how the equity method of accounting is to be applied (including exemptions from applying the equity method in some cases). It also prescribes how investments in associates and joint ventures should be tested for impairment. The standard is effective for annual periods beginning on or after 1 January 2013, with early adoption permitted.

IAS 36 *Impairment of Assets* was amended in May 2013 to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. The amendment is effective for annual periods beginning on or after 1 January 2014, with early adoption permitted.

IFRS 7 *Financial Instruments: Disclosures* was amended in December 2011 to require information about all recognised financial instruments that are set off in accordance with paragraph 42 of IAS 32 *Financial Instruments: Presentation* to be disclosed. The amendments also require disclosure of information about recognised financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32. The amendments are effective for annual periods beginning on or after 1 January 2013, with early application permitted.

IFRS 10 *Consolidated Financial Statements* establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. Under IFRS 10, control is the single basis for consolidation, irrespective of the nature of the investee; this standard therefore eliminates the risks-and-rewards approach that was used for certain special purpose entities. IFRS 10 identifies the three elements of control as power over the investee, exposure, or rights, to variable returns from involvement with the investee and the ability to use power over the investee to affect the amount of the investor's returns. An investor must possess all three elements to conclude that it controls an investee. The assessment of control is based on all facts and circumstances, and the conclusion is reassessed if there are changes to at least one of the three elements. The standard is effective for annual periods beginning on or after 1 January 2013, with early adoption permitted. The Group has reviewed its control assessments for its investees in accordance with IFRS 10 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees held during the period or comparative periods covered by these financial statements.

IFRS 11 *Joint Arrangements*, issued in May 2011 and amended in June 2012 for transition guidance, classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. The standard is effective for annual periods beginning on or after 1 January 2013, with early adoption permitted.

IFRS 12 *Disclosure of Interests in Other Entities* applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The standard, issued in May 2011 and amended in June 2012 for transition guidance, requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows. The standard is effective for annual periods beginning on or after 1 January 2013, with early adoption permitted.

IFRS 13 *Fair Value Measurement* defines "fair value" and sets out in a single standard a framework for measuring fair value and requires disclosures about fair value measurements. It seeks to increase consistency and comparability in fair value measurements and related disclosures through a fair value hierarchy. IFRS 13 was issued in May 2011 and is applicable prospectively from the beginning of the annual period in which the standard is adopted. The standard is effective for annual periods beginning on or after 1 January 2013, with early adoption permitted.

In addition, as part of the IASB's Annual Improvements, a number of minor amendments have been made to standards in the 2009-2011 cycle. These amendments are effective for annual periods beginning on or after 1 January 2013, with early application permitted.

Of the above standards, revisions and amendments to standards and interpretations, only the adoption of IAS 19 *Employee Benefits* (2011) has had an impact on the results of the Group. However, this does not impact the net assets or total comprehensive income of the Group in any period. The adjustment is for an element of the defined benefit cost being transferred between other comprehensive income and profit or loss. The comparatives included in these financial statements have been restated on a retrospective basis for the impact of the adoption of the revised IAS 19. The impact of the retrospective restatement for IAS 19 on the components of total comprehensive income is as follows:

As at 31 March (£ millions)	2013	2012
Impact on the consolidated income statement		
Increase in employee cost	(1)	(28)
Decrease in income tax expense	–	7
Decrease in profit for the year	**(1)**	**(21)**
Impact on the consolidated statement of comprehensive income		
Decrease in remeasurement of defined benefit obligation	1	28
Decrease in income tax related to items that will not be reclassified	–	(7)
Increase in total other comprehensive income net of tax	**1**	**21**

In addition to the above restatement, the adoption of IAS 1, IAS 19, IFRS 7, IFRS 12 and IFRS 13 has resulted in changes to the presentation and disclosure included in the financial statements. The adoption of the other standards, revisions and amendments to standards and interpretations in the current year has not had any impact on the financial statements.

The following pronouncements, issued by the IASB, are not yet effective and have not yet been adopted by the Group. The Group is evaluating the impact of these pronouncements on the consolidated financial statements:

In October 2012, amendments were made to IAS 27 *Separate Financial Statements*, IFRS 10 *Consolidated Financial Statements* and IFRS 12 *Disclosure of Interests in Other Entities* to: provide "investment entities" an exemption from the consolidation of particular subsidiaries and instead require that an investment entity measure the investment in each eligible subsidiary at fair value through profit or loss in accordance with IFRS 9 *Financial Instruments* or IAS 39 *Financial Instruments: Recognition and Measurement*; require additional disclosure about why the entity is considered an investment entity, details of the entity's unconsolidated subsidiaries, and the nature of relationship and certain transactions between the investment entity and its subsidiaries; and require an investment entity to account for its investment in a relevant subsidiary in the same way in its consolidated and separate financial statements. These amendments are effective for periods beginning on or after 1 January 2014, with early adoption permitted.

IAS 32 *Financial Instruments: Presentation* was amended in December 2011 to clarify certain aspects because of diversity in application of the requirements on offsetting. The amendments focused on four main areas: the meaning of "currently has a legally enforceable right of set-off"; the application of simultaneous realisation and settlement; the offsetting of collateral amounts; and the unit of account for applying the offsetting requirements. The amendment is effective for annual periods beginning on or after 1 January 2014, with early adoption permitted.

IAS 39 *Financial Instruments: Recognition and Measurement* was amended in June 2013 to make it clear that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met. The amendment is effective for annual periods beginning on or after 1 January 2014, with early adoption permitted.

IFRS15 *Revenue from contracts with customers* was issued in May 2014. The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. It supersedes current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2017, with early adoption permitted.

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2 ACCOUNTING POLICIES (CONTINUED)

IAS 16 *Property, Plant and Equipment* has been amended to prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortising intangible assets. The amendment is effective for annual periods beginning on or after 1 January 2016, with early adoption permitted.

IFRS11 *Joint Arrangements* addresses how a joint operator should account for the interest in a joint operation in which the activity of the joint operation constitutes a business. The amendment is effective for annual periods beginning on or after 1 January 2016, with early adoption permitted.

The following pronouncements, issued by the IASB, have not yet been endorsed by the EU, are not yet effective and have not yet been adopted by the Company. The Company is evaluating the impact of these pronouncements on the consolidated financial statements:

In November 2013, IAS 19 *Employee Benefits* was amended to clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, it permits a practical expedient if the amount of the contributions is independent of the number of years of service, in that contributions can, but are not required, to be recognised as a reduction in the service cost in the period in which the related service is rendered. The amendment is effective for annual periods beginning on or after 1 July 2014, with early adoption permitted.

IFRS 9 *Financial Instruments* (2009) was issued by IASB in November 2009 as the first step in its project to replace IAS 39 *Financial Instruments: Recognition and Measurement* in its entirety. This new standard introduces new requirements for classifying and measuring financial assets, requiring certain debt instruments to be measured at amortised cost, allowing certain equity instruments to be designated as fair value through other comprehensive income and requiring all other instruments to be measured at fair value through profit or loss. In October 2010, IFRS 9 *Financial Instruments* (2010) was issued, incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39. In November 2013, IFRS 9 *Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39)* (2013) was issued. This revised standard introduces a new chapter on hedge accounting and permits any entity to apply only the requirements introduced in IFRS 9 (2010) for the presentation of gains and losses on financial liabilities designated as at fair value through profit or loss without applying the other requirements of IFRS 9. It also removes the mandatory effective date of IFRS 9 (2013), IFRS 9 (2010) and IFRS 9 (2009), leaving the effective date open pending the finalisation of the impairment and classification and measurement requirements. Notwithstanding the removal of an effective date, each standard remains available for application. At its November 2013 meeting, the IASB tentatively decided that the mandatory effective date of IFRS 9 will be no earlier than annual periods beginning on or after 1 January 2018.

IFRIC 21 *Levies* was issued in May 2013 to provide guidance on when to recognise a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 *Provisions, Contingent Liabilities and Contingent Assets* and those where the timing and amount of the levy is certain. The interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. The interpretation is effective for annual periods beginning on or after 1 January 2014, with early adoption permitted.

In addition, as part of the IASB's Annual Improvements, a number of minor amendments have been made to standards in the 2010-2012 and 2011-2013 cycles. These amendments are effective for annual periods beginning on or after 1 July 2014, with early application permitted.

3 REVENUE

Year ended 31 March (£ millions)	2014	2013	2012
Sale of goods	19,386	15,784	13,512
Total revenues	**19,386**	**15,784**	**13,512**

4 MATERIAL AND OTHER COST OF SALES

Year ended 31 March (£ millions)	2014	2013	2012
Changes in inventories of finished goods and work in progress	(356)	(309)	(317)
Purchase of products for sale	715	549	505
Raw materials and consumables	11,545	9,664	8,545
Total material and other cost of sales	**11,904**	**9,904**	**8,733**

5 EMPLOYEE NUMBERS AND COSTS

Year ended 31 March (£ millions)	2014	2013 (restated)	2012 (restated)
Wages and salaries	1,230	1,020	777
Social security costs and benefits	192	152	107
Pension costs	232	162	155
Total employee costs	**1,654**	**1,334**	**1,039**

Average employee numbers year ended 31 March 2014	Non-agency	Agency	Total
Manufacturing	13,890	1,670	15,560
Research and development	4,307	1,916	6,223
Other	4,914	1,256	6,170
Total employee numbers	**23,111**	**4,842**	**27,953**

Average employee numbers year ended 31 March 2013	Non-agency	Agency	Total
Manufacturing	9,801	4,310	14,111
Research and development	3,940	1,665	5,605
Other	4,091	1,106	5,197
Total employee numbers	**17,832**	**7,081**	**24,913**

Average employee numbers year ended 31 March 2012	Non-agency	Agency	Total
Manufacturing	8,702	2,899	11,601
Research and development	3,548	1,231	4,779
Other	3,596	911	4,507
Total employee numbers	**15,846**	**5,041**	**20,887**

JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14
JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14

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Financials
6 DIRECTORS’ EMOLUMENTS
Year ended 31 March (£)
Directors’ emoluments
2014
3,059,210
2013
2,097,405
2012
7,875,898
The aggregate of emoluments and amounts receivable under the long-term incentive plan (LTIP) of the highest paid Director was £2,433,578
(2013: £1,905,298, 2012: £2,739,517). In addition, for the highest paid Director, pension benefits of £524,000 (2013: £836,000, 2012: £836,000)
have been accrued and cumulatively are subject to remuneration committee approval. During the year, the highest paid director did not receive any LTIP awards.
No Directors received any LTIP cash payments during the years ended 31 March 2012, 2013 and 2014.
7 LONG-TERM INCENTIVE PLAN (LTIP)
The Group operates a LTIP arrangement for certain employees. The scheme provides a cash payment to the employee based on a specific number of phantom shares at grant date and the share price of Tata Motors Limited at the vesting date. The cash payment is dependent on the achievement of internal profitability targets over the three-year vesting period and continued employment at the end of the vesting period.
The cash payment has no exercise price and therefore the weighted average exercise price in all cases is £nil.
Year ended 31 March (number)
Outstanding at the beginning of the year
Granted during the year
Vested in the year
Forfeited in the year
Outstanding at the end of the year
Outstanding at 31 March 2012 post 5:1 share split
2014
4,217,801 1,956,741 (778,599) (42,384) 5,353,559
2013 2,934,435 1,935,130 (491,029) (160,735) 4,217,801
2012 351,392 327,318 (91,823) – 586,887 2,934,435
During the year ended 31 March 2012, following the granting and vesting of the awards in the table above, Tata Motors Limited performed a 5:1 share split. The actual number of phantom stock awards outstanding at 31 March 2012 was therefore 2,934,435.
The weighted average share price of the 778,599 phantom stock awards vesting in the year was £4.45 (2013: £4.18, 2012: £12.75).
The weighted average remaining contractual life of the outstanding awards is 1.3 years (2013: 1.5 years, 2012: 1.6 years).
The amount charged in the year in relation to the long term incentive plan was £11 million (2013: £5 million, 2012: £4 million).
The fair value of the balance sheet liability in respect of phantom stock awards outstanding at the year end was £17 million (2013: £10 million,
2012: £6 million).
The fair value of the awards was calculated using a Black Scholes model at the grant date. The fair value is updated at each reporting date as the awards are accounted for as cash settled under IFRS 2. The inputs into the model are based on the Tata Motors Limited historic data and the risk-free rate is calculated on government bond rates. The inputs used are:
As at 31 March
Risk-free rate (%)
Dividend yield (%)
Weighted average fair value per phantom share
2014
0.91 0.49 £4.95 2013 0.26 1.57 £3.74
2012 0.49 1.44 £4.08
8 OTHER EXPENSES
Year ended 31 March (£ millions)
Stores, spare parts and tools
Freight cost
Works, operations and other costs
Repairs
Power and fuel
Rent, rates and other taxes
Insurance
Warranty
Publicity
Total other expenses
2014
114 610 1,538 17 62 41 19 541 775 3,717
2013
81 437 1,303 11 57 33 16 462 675 3,075 2012 57 342 1,075 11 49 27 19 372 577 2,529
9 RESEARCH AND DEVELOPMENT
Year ended 31 March (£ millions)
Total research and development costs incurred
Research and development expensed
Development costs capitalised
Interest capitalised
Research and development expenditure credit
Total internally developed intangible additions
2014
1,266 (236) 1,030 102 (45) 1,087 2013 1,058 (198) 860 110 – 970
2012 900 (149) 751 74 – 825
During the year legislation was enacted to allow UK companies to elect for the Research and Development Expenditure Credit (RDEC) on qualifying expenditure incurred since 1 April 2013, instead of the existing super-deduction rules. As a result of this election £45 million of the RDEC, the proportion relating to capitalised product development expenditure, has been offset against the cost of the respective assets.
The remaining £18 million of the RDEC has been recognised as other income.
10 FINANCE INCOME AND EXPENSE
Year ended 31 March (£ millions)
Finance income
Total finance income
Total interest expense on financial liabilities measured at amortised cost
Unwind of discount on provisions
Interest capitalised
Total interest expense
Embedded derivative value
Total finance expense (net)
2014 38 38 (257) 6 113 (138) (47) (185)
2013
34 34 (176) 1 110 (65) 47 (18)
2012 16 16 (166) 7 74 (85) – (85)
The capitalisation rate used to calculate borrowing costs eligible for capitalisation was 7.2% (2013: 8.0%, 2012: 7.9%).
During the year ended 31 March 2014, the Group repaid two tranches of debt (see note 23) and as a result a redemption premium of £56 million was incurred and the fair value of the embedded derivatives was expensed in full.
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11 PROFIT BEFORE TAX

Expense/(income) included in profit before tax for the year are the following:

Year ended 31 March (£ millions)	2014	2013	2012
Foreign exchange (gain)/loss on loans	(87)	37	10
Foreign exchange (gain)/loss on derivatives	(57)	11	59
Unrealised loss/(gain) on commodities	7	(1)	15
Depreciation of property, plant and equipment	386	274	234
Amortisation of intangible assets (excluding internally generated development costs)	44	52	48
Amortisation of internally generated development costs	445	296	183
Research and development expense	236	198	149
Operating lease rentals in respect of plant, property and equipment	42	26	19
Loss on disposal of property, plant, equipment and software	4	2	8
Auditor remuneration (see below)	4	3	4

During the year ended 31 March 2014, £91 million was received by a foreign subsidiary as an indirect tax incentive that requires the subsidiary to meet certain criteria relating to vehicle efficiency and investment in engineering and research and development. The incentive is provided as a partial offset to the higher sales taxes payable following implementation of new legislation. £88 million has been recognised in revenue and £3 million has been deferred to offset against capital expenditure, when incurred.

The following table sets out the auditor remuneration for the year (rounded to the nearest £0.1 million):

Year ended 31 March (£ millions)	2014	2013	2012
Fees payable to the Company's auditor for the audit of the Company's annual accounts	0.1	0.1	0.1
Fees payable to the Company's auditor and their associates for other services to the Group – audit of the Company's subsidiaries	2.9	2.7	2.4
Total audit fees	**3.0**	**2.8**	**2.5**
Audit related assurance services	0.3	0.2	0.3
Other assurance services	0.5	0.3	0.8
Total non-audit fees	**0.8**	**0.5**	**1.1**
Total audit and related fees	**3.8**	**3.3**	**3.6**

Fees payable to Deloitte LLP and their associates for non-audit services to the Company are not required to be disclosed separately as these fees are disclosed on a consolidated basis.

12 TAXATION

Recognised in the income statement

Year ended 31 March (£ millions)	2014	2013 (restated)	2012 (restated)
Current tax expense			
Current year	348	306	207
Adjustments for prior years	9	(20)	9
Current tax expense	**357**	**286**	**216**
Deferred tax expense/(credit)			
Origination and reversal of temporary differences	330	138	(186)
Adjustments for prior years	(11)	28	(11)
Rate change	(54)	8	–
Deferred tax expense/(credit)	**265**	**174**	**(197)**
Total income tax expense	**622**	**460**	**19**

Recognised in the statement of comprehensive income

Year ended 31 March (£ millions)	2014	2013 (restated)	2012 (restated)
Deferred tax credit on actuarial gains on retirement benefits	(31)	(80)	(152)
Deferred tax expense/(credit) on change in fair value of cash flow hedges	214	(53)	(14)
Deferred tax expense on rate change	15	7	–
	198	**(126)**	**(166)**
Total tax expense/(credit)	**820**	**334**	**(147)**

Prior year adjustments relate to differences between prior year estimates of tax position and current revised estimates or submission of tax computations.

Reconciliation of effective tax rate

Year ended 31 March (£ millions)	2014	2013 (restated)	2012 (restated)
Profit for the year	1,879	1,214	1,460
Total income tax expense	622	460	19
Profit before tax	**2,501**	**1,674**	**1,479**
Income tax expense using the tax rates applicable to individual entities of 2014: 23.6% (2013: 24.2%, 2012: 26.4%)	590	405	391
Enhanced deductions for research and development	–	(33)	(38)
Non-deductible expenses	15	11	6
Recognition of previously unrecognised deferred tax assets	–	–	(382)
Changes in tax rate	(54)	8	–
Overseas unremitted earnings	71	57	44
Share of loss from joint ventures	2	3	–
(Over)/under provided in prior years	(2)	9	(2)
Total income tax expense	**622**	**460**	**19**

The UK Finance Act 2013 was enacted during the year which included provisions for a reduction in the UK corporation tax rate from 23% to 21% with effect from 1 April 2014 and to 20% with effect from 1 April 2015. Accordingly, UK deferred tax has been provided at 20% (2013: 23%, 2012: 24%), as the majority of the temporary differences are expected to reverse at that rate.

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13 INVESTMENTS

Investments consist of the following:

As at 31 March (£ millions)	2014	2013	2012
Equity accounted investees	145	60	1

During the year ended 31 March 2013, the Company invested a 50% stake in Suzhou Chery Jaguar Land Rover Trading Co. Limited for £1 million and a 50% stake in Chery Jaguar Land Rover Automotive Co. Limited for £70 million. During the current year, Suzhou Chery Jaguar Land Rover Trading Co. Limited, previously a direct joint venture of the Group, was acquired in full by Chery Jaguar Land Rover Automotive Co. Limited. Therefore, the results shown of Chery Jaguar Land Rover Automotive Co. Limited are the consolidated results for that entity in the current year, which includes the results of Suzhou Chery Jaguar Land Rover Trading Co. Limited. The Group has increased its investment in Chery Jaguar Land Rover Automotive Co. Limited by £92 million during the year ended 31 March 2014.

No dividend was received in the year (2013, 2012: no dividend) from any of the joint ventures or associates. All joint ventures and associates are accounted for using the equity method and are private companies and there are no quoted market prices available for their shares.

The Group has the following investments at 31 March 2014:

Name of investment	Proportion of voting rights	Principal place of business and country of incorporation	Principal activity
Jaguar Land Rover Schweiz AG	10.0%	Switzerland	Sale of automotive vehicles and parts
Jaguar Cars Finance Limited	49.9%	England and Wales	Non-trading
Spark44 (JV) Limited	50.0%	England and Wales	Provision of advertising services
Chery Jaguar Land Rover Automotive Co. Limited	50.0%	China	Manufacture and assembly of vehicles

Except for Spark44 (JV) Limited, the proportion of voting rights disclosed in the table above is the same as the interest in the ordinary share capital. The Group has an interest in 55.2% of the total ordinary share capital of Spark44 (JV) Limited, however, this share capital is divided into A and B ordinary shares (the Group holds 100% of the B shares), with each class of share having the same voting rights and interest in returns and therefore Spark44 (JV) Limited is considered a joint venture.

Chery Jaguar Land Rover Automotive Co. Limited is a limited liability company, whose legal form confirms separation between the parties to the joint arrangement. There is no contractual arrangement or any other facts or circumstances that indicate that the parties to the joint venture have rights to the assets and obligations for the liabilities of the joint arrangement. Accordingly, Chery Jaguar Land Rover Automotive Co. Limited is classified as a joint venture.

The following table sets out the summarised financial information in aggregate for the share of investments in joint ventures and associates that are not individually material:

As at 31 March (£ millions)	2014	2013	2012
Group's share of profit/(loss) for the year	1	(2)	–
Group's share of other comprehensive income	–	–	–
Group's share of total comprehensive income/(loss)	**1**	**(2)**	**–**
Carrying amount of the Group's interest	**2**	**(1)**	**1**

The following table sets out the summarised financial information of the Group's individually material joint venture, Chery Jaguar Land Rover Automotive Co. Limited:

As at 31 March (£ millions)	2014	2013
Current assets	170	136
Current liabilities	(67)	(27)
Non-current assets	236	19
Non-current liabilities	(65)	–
Equity attributable to shareholders	**274**	**128**
Revenue	**–**	**–**
Loss for the year	(16)	(20)
Other comprehensive income	–	–
Total comprehensive loss	**(16)**	**(20)**

Included within the summarised financial information above are the following amounts:

As at 31 March (£ millions)	2014	2013
Cash and cash equivalents	122	131
Other current assets	48	5
Current financial liabilities (excluding trade and other payables and provisions)	–	–
Non-current financial liabilities (excluding trade and other payables and provisions)	(65)	–
Depreciation and amortisation	(1)	–
Interest income	2	–
Interest expense	(1)	–
Income tax credit	13	–

The following reconciles the carrying amount of the Group's interests in joint ventures and associates:

As at 31 March (£ millions)	2014	2013	2012
Net assets of material joint venture	**274**	**128**	**–**
Share of net assets of:			
Material joint venture	137	64	–
Individually immaterial joint ventures	2	(1)	1
Individually immaterial associates	–	–	–
Foreign exchange differences	6	(3)	–
Carrying amount of the Group's interests in joint ventures and associates	**145**	**60**	**1**

The following reconciles the Group's share of total comprehensive income from joint ventures and associates:

As at 31 March (£ millions)	2014	2013	2012
Total comprehensive loss of material joint venture	**(16)**	**(20)**	**–**
Share of total comprehensive (loss) / income of:			
Material joint venture	(8)	(10)	–
Individually immaterial joint ventures	1	(2)	–
Individually immaterial associates	–	–	–
Share of total comprehensive loss from joint ventures and associates	**(7)**	**(12)**	**–**

There are no contingent liabilities or commitments relating to the Group's interest in its associates. The Group's share of capital commitments of its joint ventures at 31 March 2014 is £116 million (2013: £nil, 2012: £nil) relating to the Group's interests in its joint ventures are disclosed in note 31. There are no contingent liabilities relating to the Group's interests in its joint ventures.

The information above reflects the amounts presented in the financial statements of the associates and joint ventures adjusted for differences in accounting policies between the Group and its associates and joint ventures.

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14 OTHER FINANCIAL ASSETS

As at 31 March (£ millions)	2014	2013	2012
Non-current			
Restricted cash held as security	25	49	81
Derivative financial instruments	436	122	23
Other	12	24	3
Total non-current other financial assets	**473**	**195**	**107**
Current			
Advances and other receivables recoverable in cash	22	24	1
Derivative financial instruments	361	31	48
Restricted cash held as security	–	110	131
Other	9	11	3
Total current other financial assets	**392**	**176**	**183**

£23 million (2013: £47 million, 2012: £77 million) of the non-current restricted cash is held as security in relation to vehicles ultimately sold on lease, pledged until the leases reach their respective conclusion.

£nil (2013: £110 million, 2012: £131 million) of the current restricted cash is held as security in relation to bank loans, pledged until the loans reach their respective conclusion.

15 PROPERTY, PLANT AND EQUIPMENT

(£ millions)	Land and buildings	Plant and equipment	Vehicles	Computers	Fixtures & fittings	Leased assets	Under construction	Total
Cost								
Balance at 1 April 2011	337	1,265	10	11	17	35	83	1,758
Additions	30	491	14	3	6	–	54	598
Disposals	(2)	(15)	(4)	–	(1)	–	–	(22)
Balance at 31 March 2012	**365**	**1,741**	**20**	**14**	**22**	**35**	**137**	**2,334**
Additions	31	808	4	1	12	8	179	1,043
Disposals	(14)	(50)	(20)	(1)	(4)	–	–	(89)
Balance at 31 March 2013	**382**	**2,499**	**4**	**14**	**30**	**43**	**316**	**3,288**
Additions	155	667	1	3	19	–	389	1,234
Disposals	(3)	(17)	(1)	–	(1)	–	–	(22)
Reclassification from intangible assets	–	–	–	8	–	–	–	8
Balance at 31 March 2014	**534**	**3,149**	**4**	**25**	**48**	**43**	**705**	**4,508**
Depreciation								
Balance at 1 April 2011	49	451	3	2	12	11	–	528
Depreciation charge for the period	9	212	4	1	4	4	–	234
Disposals	–	(11)	(2)	–	(1)	–	–	(14)
Balance at 31 March 2012	**58**	**652**	**5**	**3**	**15**	**15**	**–**	**748**
Depreciation charge for the period	11	253	2	1	2	5	–	274
Disposals	(13)	(46)	(6)	–	(4)	–	–	(69)
Balance at 31 March 2013	**56**	**859**	**1**	**4**	**13**	**20**	**–**	**953**
Depreciation charge for the period	16	359	1	2	3	5	–	386
Disposals	(2)	(12)	(1)	–	(1)	–	–	(16)
Reclassification from intangible assets	–	–	–	1	–	–	–	1
Balance at 31 March 2014	**70**	**1,206**	**1**	**7**	**15**	**25**	**–**	**1,324**
Net book value								
At 31 March 2012	307	1,089	15	11	7	20	137	1,586
At 31 March 2013	326	1,640	3	10	17	23	316	2,335
At 31 March 2014	**464**	**1,943**	**3**	**18**	**33**	**18**	**705**	**3,184**

Under construction additions are shown net of additions to Land and buildings of £152 million (2013: £29 million, 2012: £29 million) and additions to Plant and equipment of £245 million (2013: £212 million, 2012: £165 million).

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16 INTANGIBLE ASSETS

(£ millions)	Software	Patents & technological know-how	Customer related	Intellectual property rights & other intangibles	Product development in progress	Capitalised product development	Total
Cost							
Balance at 1 April 2011	121	147	89	618	947	499	2,421
Other additions – externally purchased	63	–	–	–	–	–	63
Other additions – internally developed	–	–	–	–	825	–	825
Capitalised product development – internally developed	–	–	–	–	(480)	480	–
Disposals	(1)	–	–	–	–	–	(1)
Balance at 31 March 2012	**183**	**147**	**89**	**618**	**1,292**	**979**	**3,308**
Other additions – externally purchased	99	–	–	–	–	–	99
Other additions – internally developed	–	–	–	–	970	–	970
Capitalised product development – internally developed	–	–	–	–	(999)	999	–
Disposals	(35)	–	–	–	–	–	(35)
Balance at 31 March 2013	**247**	**147**	**89**	**618**	**1,263**	**1,978**	**4,342**
Other additions – externally purchased	127	–	–	–	–	–	127
Other additions – internally developed	–	–	–	–	1,087	–	1,087
Capitalised product development – internally developed	–	–	–	–	(583)	583	–
Disposals	(3)	–	–	–	–	(146)	(149)
Reclassification to tangible assets	(8)	–	–	–	–	–	(8)
Balance at 31 March 2014	**363**	**147**	**89**	**618**	**1,767**	**2,415**	**5,399**
Amortisation and impairment							
Balance at 1 April 2011	43	42	37	–	–	155	277
Amortisation for the year	33	12	3	–	–	183	231
Disposals	(1)	–	–	–	–	–	(1)
Balance at 31 March 2012	**75**	**54**	**40**	**–**	**–**	**338**	**507**
Amortisation for the year	33	16	3	–	–	296	348
Disposals	(35)	–	–	–	–	–	(35)
Balance at 31 March 2013	**73**	**70**	**43**	**–**	**–**	**634**	**820**
Amortisation for the year	26	15	3	–	–	445	489
Disposals	(3)	–	–	–	–	(146)	(149)
Reclassification to tangible assets	(1)	–	–	–	–	–	(1)
Balance at 31 March 2014	**95**	**85**	**46**	**–**	**–**	**933**	**1,159**
Net book value							
At 31 March 2012	108	93	49	618	1,292	641	2,801
At 31 March 2013	174	77	46	618	1,263	1,344	3,522
At 31 March 2014	**268**	**62**	**43**	**618**	**1,767**	**1,482**	**4,240**

IMPAIRMENT TESTING

The Directors are of the view that the operations of the Group represent a single cash-generating unit. The intellectual property rights are deemed to have an indefinite useful life on the basis of the expected longevity of the brand names.

The recoverable amount of the cash-generating unit has been calculated with reference to its value in use. The key assumptions of this calculation are shown below:

As at 31 March	2014	2013	2012
Period on which management approved forecasts are based	5 years	5 years	4 years
Growth rate applied beyond approved forecast period	0%	0%	0%
Pre-tax discount rate	10.9%	10.2%	10.8%

The growth rates used in the value in use calculation reflect those inherent within the Board's business plan which is primarily a function of the Group's cycle plan assumptions, past performance and management's expectation of future market developments, approved by the Board through to 2018/9. The cash flows are then extrapolated into perpetuity assuming a zero growth rate.

No reasonably possible change in any of the key assumptions would cause the recoverable amount calculated above to be less than the carrying value of the assets of the cash-generating unit.

17 OTHER ASSETS

As at 31 March (£ millions)	2014	2013	2012
Current			
Recoverable VAT	237	378	409
Prepaid expenses	70	56	48
Other	48	–	–
Total current other assets	**355**	**434**	**457**
Non-current			
Prepaid expenses	31	5	9
Other	2	3	2
Total non-current other assets	**33**	**8**	**11**

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18 DEFERRED TAX ASSETS AND LIABILITIES

Significant components of deferred tax asset and liability for the year ended 31 March 2014 are as follows:

(£ millions)	Opening balance	Recognised in profit or loss	Recognised in other comprehensive income	Foreign exchange	Closing balance
Deferred tax assets					
Property, plant and equipment	145	(71)	–	–	74
Expenses deductible in future years:					
Provisions, allowances for doubtful receivables	182	29	–	(21)	190
Derivative financial instruments	61	–	(61)	–	–
Retirement benefits	164	(25)	(4)	–	135
Unrealised profit in inventory	76	62	–	–	138
Tax loss	556	(181)	–	–	375
Other	2	13	–	–	15
Total deferred tax asset	**1,186**	**(173)**	**(65)**	**(21)**	**927**
Deferred tax liabilities					
Property, plant and equipment	2	–	–	–	2
Intangible assets	676	37	–	–	713
Derivative financial instruments	–	–	133	–	133
Overseas unremitted earnings	86	55*	–	–	141
Total deferred tax liability	**764**	**92**	**133**	**–**	**989**
Presented as deferred tax asset**	508				284
Presented as deferred tax liability**	(86)				(346)

* Included within £55 million is a reversal of £5 million relating to withholding tax incurred on inter-company dividends paid in the year.

** For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent they relate to the same taxation authority and are expected to be settled on a net basis.

The Group continues to recognise all deferred tax assets at 31 March 2014 in view of the continued profitability of the companies in which the deferred tax assets arise.

All deferred tax assets and deferred tax liabilities at 31 March 2014 are non-current.

Significant components of deferred tax asset and liability for the year ended 31 March 2013 are as follows:

(£ millions)	Opening balance	Recognised in profit or loss (restated)	Recognised in other comprehensive income (restated)	Foreign exchange	Closing balance
Deferred tax assets					
Property, plant and equipment	145	–	–	–	145
Expenses deductible in future years: Provisions, allowances for doubtful receivables	136	49	–	(3)	182
Derivative financial instruments	19	(8)	50	–	61
Retirement benefits	100	(9)	73	–	164
Unrealised profit in inventory	77	(1)	–	–	76
Tax loss	614	(58)	–	–	556
Other	–	2	–	–	2
Total deferred tax asset	**1,091**	**(25)**	**123**	**(3)**	**1,186**
Deferred tax liabilities					
Property, plant and equipment	5	(3)	–	–	2
Intangible assets	544	132	–	–	676
Derivative financial instruments	4	(1)	(3)	–	–
Overseas unremitted earnings	65	21*	–	–	86
Total deferred tax liability	**618**	**149**	**(3)**	**–**	**764**
Presented as deferred tax asset**	474				508
Presented as deferred tax liability**	(1)				(86)

* Included within £21 million is a reversal of £39 million relating to withholding tax incurred on inter-company dividends paid in the year.

** For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent they relate to the same taxation authority and are expected to be settled on a net basis.

The Group continued to recognise all deferred tax assets at 31 March 2013 in view of the continued profitability of the companies in which the deferred tax assets arise.

All deferred tax assets and deferred tax liabilities at 31 March 2013 are non-current.

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18 DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Significant components of deferred tax asset and liability for the year ended 31 March 2012 are as follows:

(£ millions)	Opening balance	Recognised in profit or loss (restated)	Recognised in other comprehensive income (restated)	Foreign exchange	Closing balance
Deferred tax assets					
Property, plant and equipment	224	–	–	–	145
Expenses deductible in future years: Provisions, allowances for doubtful receivables	105	31	–	–	136
Derivative financial instruments	–	10	9	–	19
Retirement benefits	49	(101)	152	–	100
Unrealised profit in inventory	43	34	–	–	77
Tax loss	–	614	–	–	614
Total deferred tax asset	**421**	**509**	**161**	–	**1,091**
Deferred tax liabilities					
Property, plant and equipment	2	3	–	–	5
Intangible assets	275	269	–	–	544
Derivative financial instruments	12	(3)	(5)	–	4
Overseas unremitted earnings	22	43*	–	–	65
Total deferred tax liability	**311**	**312**	**(5)**	–	**618**
Presented as deferred tax asset**	112				474
Presented as deferred tax liability**	(2)				(1)

* Included within £43 million is a reversal of £4 million relating to withholding tax incurred on inter-company dividends paid in the year.

** For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent they relate to the same taxation authority and are expected to be settled on a net basis.

At 31 March 2012, the Group recognised all previously unrecognised unused tax losses and other temporary differences in the JLR business in the UK (£505 million) in light of the planned consolidation of the UK manufacturing business in the year ending 31 March 2013 and business forecasts showing continuing profitability. Accordingly, £149 million of previously unrecognised deductible temporary differences was utilised to reduce current tax expense and previously unrecognised deferred tax benefits of £233 million and £123 million were recognised in the statements of income and other comprehensive income respectively in the year ended 31 March 2012.

19 CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

As at 31 March (£ millions)	2014	2013	2012
Cash and cash equivalents	2,260	2,072	2,430
	2,260	**2,072**	**2,430**

At 31 March 2014, all cash held by the Group can be utilised across the Group's manufacturing and sales operations. The restrictions on cash reported in prior years (2013: £524 million, 2012: £454 million) related to amounts held in China which could not be utilised by other Group companies due to the exchange controls in place. In the year ended 31 March 2014, these exchange controls were relaxed by the Chinese authorities to allow the lending of surplus cash held in China if certain criteria are met.

20 ALLOWANCES FOR TRADE AND OTHER RECEIVABLES

Changes in the allowances for trade and other receivables are as follows:

Year ended 31 March (£ millions)	2014	2013	2012
At beginning of year	10	13	10
Change in allowance during the year	(1)	(1)	5
Written off	(1)	(2)	(2)
At end of year	**8**	**10**	**13**

21 INVENTORIES

As at 31 March (£ millions)	2014	2013	2012
Raw materials and consumables	75	52	63
Work in progress	211	197	169
Finished goods	1,888	1,546	1,265
Total inventories	**2,174**	**1,795**	**1,497**

Inventories of finished goods include £174 million (2013: £171 million, 2012: £134 million), relating to vehicles sold to rental car companies, fleet customers and others with guaranteed repurchase arrangements.

Cost of inventories (including cost of purchased products) recognised as an expense during the year amounted to £13,421 million (2013: £11,151 million, 2012: £9,674 million).

During the year, the Group recorded inventory write-down expense of £24 million (2013: £33 million, 2012: £11 million). The write-down is included in material and other cost of sales. No previous write-downs have been reversed in any period.

22 ACCOUNTS PAYABLE

As at 31 March (£ millions)	2014	2013	2012
Trade payables	3,154	2,628	2,272
Liabilities to employees	148	106	88
Liabilities for expenses	1,244	1,277	856
Capital creditors	241	216	69
Total accounts payable	**4,787**	**4,227**	**3,285**

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23 INTEREST BEARING LOANS AND BORROWINGS

As at 31 March (£ millions)	2014	2013	2012
EURO MTF listed bond	1,843	1,839	1,484
Loans from banks	167	328	333
Redeemable preference shares classified as debt	–	–	157
Finance lease obligations	18	23	20
Total borrowings	**2,028**	**2,190**	**1,994**
Less:			
Current bank loan	(167)	(328)	(333)
Current other loans	–	–	(157)
Short-term borrowings	**(167)**	**(328)**	**(490)**
Current portion of finance lease obligations	(5)	(5)	(5)
Long-term debt	**1,856**	**1,857**	**1,499**
Held as long-term debt	1,843	1,839	1,484
Held as long-term finance leases	13	18	15

As at 31 March (£ millions)	2014	2013	2012
Short-term borrowings			
Bank loan	167	328	333
Redeemable preference shares classified as debt	–	–	157
Short-term borrowings	**167**	**328**	**490**
Long-term debt			
EURO MTF listed debt	1,843	1,839	1,484
Long-term debt	**1,843**	**1,839**	**1,484**

EURO MTF LISTED DEBT

The bonds are listed on the EURO MTF market, which is a listed market regulated by the Luxembourg Stock Exchange. Details of the tranches of the bonds outstanding at 31 March 2014 are as follows:

- $410 million Senior Notes due 2021 at a coupon of 8.125% per annum – issued May 2011
- £500 million Senior Notes due 2020 at a coupon of 8.25% per annum – issued March 2012
- $500 million Senior Notes due 2023 at a coupon of 5.625% per annum – issued January 2013
- $700 million Senior Notes due 2018 at a coupon of 4.125% per annum – issued December 2013
- £400 million Senior Notes due 2022 at a coupon of 5.000% per annum – issued January 2014

The bond funds raised were used to repay both long-term and short-term debt and provide additional cash facilities for the Group.
Details of the tranches of the bonds repaid in the year ended 31 March 2014 are as follows:

- £500 million Senior Notes due 2018 at a coupon of 8.125% per annum – issued May 2011
- $410 million Senior Notes due 2018 at a coupon of 7.75% per annum – issued May 2011

PREFERENCE SHARES CLASSIFIED AS DEBT

The holders of the preference shares are entitled to be paid out of the profits available for distribution of the Company in each financial year a fixed non-cumulative preferential dividend of 7.25% per annum. The preference share dividend is payable in priority to any payment to the holders of other classes of capital stock.

On a return of capital on liquidation or otherwise, the assets of the Company available for distribution shall be applied first to holders of preference shares the sum of £1 per share together with a sum equal to any arrears and accruals of preference dividend. The Company may redeem the preference shares at any time, but must do so not later than ten years after the date of issue. The holders may demand repayment with one month's notice at any time. On redemption, the Company shall pay £1 per preference share and a sum equal to any arrears or accruals of preference dividend.

Preference shares contain no right to vote upon any resolution at any general meeting of the Company. In June 2012, £157 million of preference shares were repaid.

The contractual cash flows of interest bearing debt and borrowings as of 31 March 2014 are set out below, including estimated interest payments and assumes the debt will be repaid at the maturity date.

As at 31 March (£ millions)	2014	2013	2012
Due in			
1 year or less	296	483	474
2nd and 3rd years	254	296	268
4th and 5th years	666	288	268
More than 5 years	1,666	2,152	2,023
Total contractual cash flows	**2,882**	**3,219**	**3,033**

UNDRAWN FACILITIES

As at 31 March 2014, the Group has a fully undrawn revolving credit facility of £1,290 million. This facility is split into 3 and 5 year tranches which are available until 2016 and 2018 respectively.

24 OTHER FINANCIAL LIABILITIES

As at 31 March (£ millions)	2014	2013	2012
Current			
Finance lease obligations	5	5	5
Interest accrued	24	39	46
Derivative financial instruments	65	206	108
Liability for vehicles sold under a repurchase arrangement	183	183	154
Total current other financial liabilities	**277**	**433**	**313**
Non-current			
Finance lease obligations	13	18	15
Derivative financial instruments	55	208	33
Other payables	1	1	25
Total non-current other financial liabilities	**69**	**227**	**73**

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25 PROVISIONS

Year ended 31 March (£ millions)	2014	2013	2012
Current			
Product warranty	343	317	261
Legal and product liability	49	16	16
Provisions for residual risk	2	2	2
Other employee benefits obligations	1	–	–
Total current provisions	**395**	**335**	**279**
Non-current			
Other employee benefits obligations	10	7	2
Product warranty	538	426	308
Provision for residual risk	13	13	14
Provision for environmental liability	21	22	20
Total non-current provisions	**582**	**468**	**344**
Product warranty			
Opening balance	743	569	503
Provision made during the year	541	462	372
Provision used during the year	(397)	(284)	(298)
Impact of discounting	(6)	(1)	(7)
Foreign currency translation	–	(3)	(1)
Closing balance	**881**	**743**	**569**
Legal and product liability			
Opening balance	16	16	19
Provision made during the year	41	6	17
Provision used during the year	(5)	(7)	(20)
Foreign currency translation	(3)	1	–
Closing balance	**49**	**16**	**16**
Residual risk			
Opening balance	15	16	7
Provision made during the year	2	–	9
Provision used during the year	–	(1)	–
Foreign currency translation	(2)	–	–
Closing balance	**15**	**15**	**16**
Environmental liability			
Opening balance	22	20	18
Provision made during the year	–	3	3
Provision used during the year	(1)	(1)	(1)
Closing balance	**21**	**22**	**20**

PRODUCT WARRANTY PROVISION

The Group offers warranty cover in respect of manufacturing defects, which become apparent within one to five years after purchase, dependent on the market in which the purchase occurred. The estimated liability for product warranties is recorded when products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future incidences based on actions on product failures. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to five years.

LEGAL AND PRODUCT LIABILITY PROVISION

A legal and product liability provision is maintained in respect of known litigation which impacts the Group, but for which the amount and timing are uncertain. The provision primarily relates to motor accident claims, consumer complaints, dealer terminations, employment cases and personal injury claims.

RESIDUAL RISK PROVISION

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by dealers on a leasing arrangement. The provision is based on the latest available market expectations of future residual value trends that may change over time. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

ENVIRONMENTAL RISK PROVISION

This provision relates to various environmental remediation costs such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

26 OTHER LIABILITIES

As at 31 March (£ millions)	2014	2013	2012
Current			
Liabilities for advances received	253	180	184
Deferred revenue	19	5	7
VAT	85	261	346
Others	38	36	22
Total current other liabilities	**395**	**482**	**559**
Non-current			
Deferred revenue	63	13	5
Others	14	11	–
Total non-current other liabilities	**77**	**24**	**5**

27 CAPITAL AND RESERVES

As at 31 March (£ millions)	2014	2013	2012
Allotted, called up and fully paid			
1,500,642,163 ordinary shares of £1 each	1,501	1,501	1,501
Nil (2013: nil, 2012: 157,052,620) 7.25% preference shares of £1 each	–	–	157
Total capital	**1,501**	**1,501**	**1,658**
Presented as equity	1,501	1,501	1,501
Presented as debt	–	–	157

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

Preference shares contain no right to vote upon any resolution at any general meeting of the Company. In June 2012, all £157 million of preference shares were repaid.

The capital redemption reserve of £167 million (2013, 2012: £167 million) was created in March 2011 on the cancellation of share capital.

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28 OTHER RESERVES

The movement of other reserves is as follows:

(£ millions)	Translation reserve	Hedging reserve	Retained earnings	Total reserves
Balance at 1 April 2013	**(383)**	**(196)**	**2,450**	**1,871**
Profit for the year	–	–	1,879	1,879
Remeasurement of defined benefit obligation	–	–	(135)	(135)
Gain on effective cash flow hedges	–	1,041	–	1,041
Income tax related to items recognised in other comprehensive income	–	(220)	(4)	(224)
Cash flow hedges reclassified to foreign exchange in profit or loss	–	(112)	–	(112)
Income tax related to items reclassified to profit or loss	–	26	–	26
Dividend paid	–	–	(150)	(150)
Balance at 31 March 2014	**(383)**	**539**	**4,040**	**4,196**
Balance at 1 April 2012	**(383)**	**(20)**	**1,659**	**1,256**
Profit for the year (restated)	–	–	1,214	1,214
Remeasurement of defined benefit obligation	–	–	(346)	(346)
Loss on effective cash flow hedges	–	(288)	–	(288)
Income tax related to items recognised in other comprehensive income	–	66	73	139
Cash flow hedges reclassified to foreign exchange in profit or loss	–	59	–	59
Income tax related to items reclassified to profit or loss	–	(13)	–	(13)
Dividend paid	–	–	(150)	(150)
Balance at 31 March 2013	**(383)**	**(196)**	**2,450**	**1,871**
Balance at 1 April 2011	**(383)**	**22**	**169**	**(192)**
Profit for the year (restated)	–	–	1,460	1,460
Remeasurement of defined benefit obligation	–	–	(122)	(122)
Loss on effective cash flow hedges	–	(36)	–	(36)
Income tax related to items recognised in other comprehensive income	–	9	152	161
Cash flow hedges reclassified to foreign exchange in profit or loss	–	(20)	–	(20)
Income tax related to items reclassified to profit or loss	–	5	–	5
Balance at 31 March 2012	**(383)**	**(20)**	**1,659**	**1,256**

29 DIVIDENDS

Year ended 31 March (£ millions)	2014	2013	2012
Dividend proposed for the previous year paid during the year of £0.10 (2013: £nil, 2012: £nil) per ordinary share	150	–	–
Dividend for the year paid during the year of £nil (2013: £0.10, 2012: £nil) per ordinary share	–	150	–
Amounts recognised as distributions to equity holders during the year	**150**	**150**	–
Proposed dividend for the year of £0.10 (2013: £0.10, 2012: £nil) per ordinary share	150	150	–

The proposed dividend for the year ended 31 March 2014 was paid in full in June 2014. Preference shares of £157 million were repaid in the year ended 31 March 2013, along with preference share dividends of £14 million (2012: accrued £11 million).

30 EMPLOYEE BENEFITS

The Group operates defined benefit schemes for qualifying employees of certain of its subsidiaries. The defined benefit schemes are administered by a separate fund that is legally separated from the Company. The trustees of the pension schemes are required by law to act in the interest of the fund and of all relevant stakeholders in the scheme and are responsible for the investment policy with regard to the assets of the schemes and all other governance matters. The board of trustees must be composed of representatives of the Company and plan participants in accordance with the plan's regulations.

Under the schemes, the employees are entitled to post-retirement benefits based on their length of service and salary.

Through its defined benefit pension plans the Group is exposed to a number of risks, the most significant of which are detailed below:

Asset volatility
The plan liabilities are calculated using a discount rate set with references to corporate bond yields; if plan assets underperform these corporate bonds, this will create a deficit. The defined benefit plans hold a significant proportion of equity type assets, which are expected to outperform corporate bonds in the long term while providing volatility and risk in the short term.

As the plans mature, the Group intends to reduce the level of investment risk by investing more in assets that better match the liabilities.

However, the Group believes that due to the long-term nature of the plan liabilities and the strength of the supporting Group, a level of continuing equity type investments is an appropriate element of the Group's long-term strategy to manage the plans efficiently.

Changes in bond yields
A decrease in corporate bond yields will increase plan liabilities, although this is expected to be partially offset by an increase in the value of the plans' bond holdings and interest rate hedging instruments.

Inflation risk
Some of the Group pension obligations are linked to inflation, and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect the plans against extreme inflation). The plans hold a significant proportion of assets in index linked gilts, together with other inflation hedging instruments and also assets which are more loosely correlated with inflation. However an increase in inflation will also increase the deficit to some degree.

Life expectancy
The majority of the plans' obligations are to provide benefits for the life of the members, so increases in life expectancy will result in an increase in the plans' liabilities. This is particularly significant in the UK defined benefit plans, where inflationary increases result in higher sensitivity to changes in life expectancy.

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30 EMPLOYEE BENEFITS (CONTINUED)

The following tables set out the disclosures pertaining to the retirement benefit amounts recognised in the financial statements:

Change in present value of defined benefit obligation

Year ended 31 March (£ millions)	2014	2013 (restated)	2012 (restated)
Defined benefit obligation at beginning of year	6,021	4,916	4,300
Current service cost	176	123	108
Interest expense	262	247	234
Actuarial (gains)/losses arising from:			
Changes in demographic assumptions	(39)	(115)	33
Changes in financial assumptions	(243)	951	259
Experience adjustments	8	15	75
Past service cost	6	6	15
Exchange differences on foreign schemes	(2)	1	(1)
Member contributions	1	7	7
Benefits paid	(137)	(129)	(114)
Other adjustments	–	(1)	–
Defined benefit obligation at end of year	**6,053**	**6,021**	**4,916**

Change in fair value of plan assets

Year ended 31 March (£ millions)	2014	2013 (restated)	2012 (restated)
Fair value of plan assets at beginning of year	5,365	4,707	4,172
Interest income	237	238	230
Remeasurement (loss)/gain on the return of plan assets, excluding amounts included in interest income	(407)	384	190
Administrative expenses	(8)	(10)	(9)
Exchange differences on foreign schemes	(2)	1	–
Employer contributions	333	168	231
Member contributions	1	7	7
Benefits paid	(137)	(129)	(114)
Other adjustments	–	(1)	–
Fair value of plan assets at end of year	**5,382**	**5,365**	**4,707**

The actual return on plan assets for the year was £(170) million (2013: £622 million, 2012: £420 million).

Amounts recognised in the consolidated income statement consist of:

Year ended 31 March (£ millions)	2014	2013 (restated)	2012 (restated)
Current service cost	176	123	108
Past service cost	6	6	15
Administrative expenses	8	10	9
Net interest cost (including onerous obligations)	25	15	13
Components of defined benefit cost recognised in the consolidated income statement	**215**	**154**	**145**

Amounts recognised in the consolidated statement of comprehensive income of:

Year ended 31 March (£ millions)	2014	2013 (restated)	2012 (restated)
Actuarial gains/(losses) arising from:			
Changes in demographic assumptions	(39)	(115)	33
Changes in financial assumptions	(243)	951	259
Experience adjustments	8	15	75
Remeasurement loss/(gain) on the return of plan assets,excluding amounts included in interest income	407	(384)	(190)
Change in restriction of pension asset recognised (as per IFRIC 14)	2	(27)	(6)
Change in onerous obligation, excluding amounts included in interest expense	–	(94)	(49)
Remeasurement of defined benefit obligation	**135**	**346**	**122**

Amounts recognised in the consolidated balance sheet consist of:

As at 31 March (£ millions)	2014	2013	2012
Present value of unfunded defined benefit obligations	(1)	(1)	(1)
Present value of funded defined benefit obligations	(6,052)	(6,020)	(4,915)
Fair value of plan assets	5,382	5,365	4,707
Restriction of pension asset recognised (as per IFRIC 14)	(3)	(1)	(28)
Onerous obligation	–	–	(88)
Net retirement benefit obligation	**(674)**	**(657)**	**(325)**
Presented as non-current asset	–	–	2
Presented as non-current liability	(674)	(657)	(327)

The most recent actuarial valuations of scheme assets and the present value of the defined benefit liability were carried out at 31 March 2014 by a qualified independent actuary. The present value of the defined benefit liability, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used in accounting for the pension plans are set out below:

Year ended 31 March (%)	2014	2013	2012
Discount rate	4.6	4.4	5.1
Expected rate of increase in compensation level of covered employees	3.9	3.9	3.8
Inflation increase	3.4	3.4	3.3

For the valuation at 31 March 2014 and 2013, the mortality assumptions used are the SAPS base table, in particular S1NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor in both 2014 and 2013 of 115% has been used for the Jaguar Pension Plan, 110% for the Land Rover Pension Scheme, and 105% for males and 90% for females for Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2013) projections (2013: CMI (2012) projections) and an allowance for long-term improvements of 1.25% per annum.

For the valuation at 31 March 2012, the mortality assumptions used are the SAPS base table, in particular S1PMA for males, S1PFA for females and the Light table for members of the Jaguar Executive Pension Plan, with a scaling factor of 90% for males and 115% for females for all members. There was an allowance for future improvements in line with the CMI (2011) projections and an allowance for long-term improvements of 1.25% per annum.

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30 EMPLOYEE BENEFITS (CONTINUED)

The assumed life expectations on retirement at age 65 are:

Valuation at 31 March (years)	2014	2013	2012
Retiring today:			
Males	20.0	22.2	23.3
Females	24.5	24.6	23.7
Retiring in 20 years:			
Males	23.8	23.9	25.0
Females	26.4	26.6	25.6

The below sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognised within the statement of financial position.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to previous periods.

Assumption	Change in assumption	Impact on scheme liabilities	Impact on service cost
Discount rate	Increase/decrease by 0.25%	Decrease/increase by £348 million	Decrease/increase by £12 million
Inflation rate	Increase/decrease by 0.25%	Increase/decrease by £294 million	Increase/decrease by £12 million
Mortality	Increase/decrease by 1 year	Increase/decrease by £145 million	Increase/decrease by £4 million

The fair value of plan assets is represented by the following major categories:

As at 31 March (£ millions)	2014				2013				2012			
	Quoted*	Unquoted	Total	%	Quoted*	Unquoted	Total	%	Quoted*	Unquoted	Total	%
Equity instruments												
Information technology	73	–	73	1	119	–	119	2	127	–	127	3
Energy	61	–	61	1	100	–	100	2	106	–	106	2
Manufacturing	67	–	67	1	109	–	109	2	116	–	116	2
Financials	128	–	128	3	203	–	203	4	137	–	137	3
Other	281	–	281	5	464	–	464	9	570	–	570	12
	610	–	**610**	**11**	**995**		**995**	**19**	**1,056**		**1,056**	**22**
Debt instruments												
Government	2,119	–	2,119	40	2,106	–	2,106	39	1,988	–	1,988	42
Corporate bonds (investment grade)	1,167	–	1,167	22	1,128	–	1,128	21	843	–	843	18
Corporate bonds (non-investment grade)	–	280	280	5	–	202	202	4	–	181	181	4
	3,286	**280**	**3,566**	**67**	**3,234**	**202**	**3,436**	**64**	**2,831**	**181**	**3,012**	**64**
Property funds												
UK	–	173	173	3	–	128	128	2	–	46	46	1
Other	–	63	63	1	–	59	59	1	–	50	50	1
	–	**236**	**236**	**4**	–	**187**	**187**	**3**	–	**96**	**96**	**2**
Cash and cash equivalents	**360**	–	**360**	**7**	**204**	–	**204**	**4**	–	–	–	–
Other												
Hedge funds	–	308	308	6	–	317	317	6	–	144	144	3
Private markets	–	78	78	1	–	50	50	1	–	34	34	1
Alternatives	–	220	220	4	–	203	203	4	–	365	365	8
	–	**606**	**606**	**11**	–	**570**	**570**	**11**	–	**543**	**543**	**12**
Derivatives												
Foreign exchange contracts	–	4	4	–	–	(27)	(27)	(1)	–	–	–	–
	–	**4**	**4**	–	–	**(27)**	**(27)**	**(1)**	–	–	–	–
Total	**4,256**	**1,126**	**5,382**	**100**	**4,433**	**932**	**5,365**	**100**	**3,887**	**820**	**4,707**	**100**

*Quoted prices for indentical assets or liabilities in active markets.

The split of level 1 assets is 79% (2013: 82%, 2012: 83%), level 2 assets 20% (2013: 17%, 2012: 16%) and level 3 assets 1% (2013: 1%, 2012 1%). Equity instruments and majority of debt instruments have quoted prices in active markets (level 1). Corporate bonds (non-investment grade), derivatives, property and other assets are classed as level 2 instruments. Private market holdings are classified as level 3 instruments.

The Group has agreed that it will aim to eliminate the pension plan funding deficit over the next eight years. Funding levels are monitored on an annual basis and the current agreed contribution rate is 22.3% of pensionable salaries in the UK. The next triennial valuation is due to be carried out as at 5 April 2015 and completed by 5 June 2016. The Group considers that the contribution rates set at the last valuation date are sufficient to eliminate the deficit over the agreed period and that regular contributions, which are based on service costs, will not increase significantly.

The average duration of the benefit obligation at 31 March 2014 is 22.5 years (2013: 22.5 years, 2012: 19.4 years).

The expected net periodic pension cost for the year ended 31 March 2015 is £206 million. The Group expects to contribute £113 million to its plans in the year ended 31 March 2015.

DEFINED CONTRIBUTION PLAN

The Group's contribution to defined contribution plans aggregated £23 million (2013: £12 million, 2012: £11 million).

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31 COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group's financial condition, results of operations or cash flows.

LITIGATION

The Group is involved in legal proceedings, both as plaintiff and as defendant and there are claims as at 31 March 2014 of £27 million (2013: £16 million, 2012: £10 million) against the Group which management have not recognised as they are not considered probable. The majority of these claims pertain to motor accident claims and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its dealers.

OTHER CLAIMS

The Group had no significant tax matters in dispute as at 31 March 2014 (2013: £nil, 2012: £2 million).

COMMITMENTS

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating to £940 million (2013: £288 million, 2012: £545 million) and £nil (2013: £nil, 2012: £nil) relating to the acquisition of intangible assets.

The Group has entered into various contracts with vendors and contractors which include obligations aggregating to £717 million (2013: £887 million, 2012: £866 million) to purchase minimum or fixed quantities of material and other procurement commitments

Commitments related to leases are set out in note 34.

Inventory of £nil (2013: £nil, 2012: £69 million) and trade receivables with a carrying amount of £167 million (2013: £242 million, 2012: £143 million) and property, plant and equipment with a carrying amount of £nil (2013: £nil, 2012: £nil) and restricted cash with a carrying amount of £nil (2013: £110 million, 2012: £131 million) are pledged as collateral/security against the borrowings and commitments.

There are guarantees provided in the ordinary course of business of £1 million.

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Co. Limited is a commitment for the Group to contribute a total of RMB 3,500 million of capital, of which RMB 1,625 million has been contributed as at 31 March 2014. The outstanding commitment of RMB 1,875 million translates to £181 million at year-end exchange rates.

32 CAPITAL MANAGEMENT

The Group's objectives when managing capital are to ensure the going concern operation of its entities and to maintain an efficient capital structure to reduce the cost of capital, support the corporate strategy and to meet shareholder expectations.

The Group's policy is to borrow primarily through capital market issues supported by committed borrowing facilities to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure is governed according to Group policies approved by the Board and is monitored by various metrics, such as debt to EBITDA and EBITDA to interest ratios, as per the debt covenants and rating agency guidance. Funding requirements are reviewed periodically with any debt issuances and capital distributions approved by the Board.

The following table summarises the capital of the Group:

As at 31 March (£ millions)	2014	2013	2012
Short-term debt	172	333	495
Long-term debt	1,856	1,857	1,499
Total debt*	**2,028**	**2,190**	**1,994**
Equity	5,864	3,539	2,924
Total capital	**7,892**	**5,729**	**4,918**

*Total debt includes finance lease obligations of £18 million (2013: £23 million, 2012: £20 million).

33 FINANCIAL INSTRUMENTS

This section gives an overview of the significance of financial instruments for the Group and provides additional information on balance sheet items that contain financial instruments.

The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

(A) FINANCIAL ASSETS AND LIABILITIES

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2014:

Financial assets

(£ millions)	Cash, loans and receivables	Derivatives in cash flow hedging relationship	Fair value through profit and loss	Total carrying value	Total fair value
Cash and cash equivalents	2,260	–	–	2,260	2,260
Short-term deposits	1,199	–	–	1,199	1,199
Trade receivables	831	–	–	831	831
Other financial assets – current	31	349	12	392	392
Other financial assets – non-current	37	415	21	473	473
Total financial assets	**4,358**	**764**	**33**	**5,155**	**5,155**

Financial liabilities

(£ millions)	Other financial liabilities	Derivatives in cash flow hedging relationship	Fair value through profit and loss	Total carrying value	Total fair value
Accounts payable	4,787	–	–	4,787	4,787
Short-term debt	167	–	–	167	167
Long-term debt	1,843	–	–	1,843	1,982
Other financial liabilities – current	212	54	11	277	277
Other financial liabilities – non-current	14	37	18	69	69
Total financial liabilities	**7,023**	**91**	**29**	**7,143**	**7,282**

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33 FINANCIAL INSTRUMENTS (CONTINUED)

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2013:

Financial assets

(£ millions)	Cash, loans and receivables	Derivatives in cash flow hedging relationship	Fair value through profit and loss	Total carrying value	Total fair value
Cash and cash equivalents	2,072	–	–	2,072	2,072
Short-term deposits	775	–	–	775	775
Trade receivables	927	–	–	927	927
Other financial assets – current	145	30	1	176	176
Other financial assets – non current	73	51	71	195	195
Total financial assets	**3,992**	**81**	**72**	**4,145**	**4,145**

Financial liabilities

(£ millions)	Other financial liabilities	Derivatives in cash flow hedging relationship	Fair value through profit and loss	Total carrying value	Total fair value
Accounts payable	4,227	–	–	4,227	4,227
Short-term debt	328	–	–	328	328
Long-term debt	1,839	–	–	1,839	2,058
Other financial liabilities – current	227	179	27	433	433
Other financial liabilities – non current	19	156	52	227	227
Total financial liabilities	**6,640**	**335**	**79**	**7,054**	**7,273**

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2012:

Financial assets

(£ millions)	Cash, loans and receivables	Derivatives in cash flow hedging relationship	Fair value through profit and loss	Total carrying value	Total fair value
Cash and cash equivalents	2,430	–	–	2,430	2,430
Trade receivables	662	–	–	662	662
Other financial assets – current	135	47	1	183	183
Other financial assets – non current	84	23	–	107	107
Total financial assets	**3,311**	**70**	**1**	**3,382**	**3,382**

Financial liabilities

(£ millions)	Other financial liabilities	Derivatives in cash flow hedging relationship	Fair value through profit and loss	Total carrying value	Total fair value
Accounts payable	3,285	–	–	3,285	3,285
Short-term debt	490	–	–	490	490
Long-term debt	1,484	–	–	1,484	1,534
Other financial liabilities – current	205	85	23	313	313
Other financial liabilities – non current	40	11	22	73	73
Total financial liabilities	**5,504**	**96**	**45**	**5,645**	**5,695**

OFFSETTING

Certain financial assets and financial liabilities are subject to offsetting where there is currently a legally enforceable right to set off recognised amounts and the Group intends to either settle on a net basis or to realise the asset and settle the liability simultaneously. Derivative financial assets and financial liabilities are subject to master netting arrangements whereby in the case of insolvency, derivative financial assets and financial liabilities will be settled on a net basis.

The following table discloses the amounts that have been offset in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at 31 March 2014:

(£ millions)	Gross amount recognised	Gross amount of recognised set off in the balance sheet	Net amount present in the balance sheet	Gross amount of derivatives which can be offset in case of insolvency	Cash collateral pledged	Net amount after offsetting
Financial assets						
Derivative financial assets	855	(58)	797	(120)	–	677
Cash and cash equivalents	2,282	(22)	2,260	–	–	2,260
	3,137	**(80)**	**3,057**	**(120)**	**–**	**2,937**
Financial liabilities						
Derivative financial liabilities	178	(58)	120	(120)	–	–
Short-term debt	189	(22)	167	–	–	167
	367	**(80)**	**287**	**(120)**	**–**	**167**

The following table discloses the amounts that have been offset in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at 31 March 2013:

(£ millions)	Gross amount recognised	Gross amount of recognised set off in the balance sheet	Net amount present in the balance sheet	Gross amount of derivatives which can be offset in case of insolvency	Cash collateral pledged	Net amount after offsetting
Financial assets						
Derivative financial assets	164	(11)	153	(105)	–	48
	164	**(11)**	**153**	**(105)**	**–**	**48**
Financial liabilities						
Derivative financial liabilities	425	(11)	414	(105)	–	309
	425	**(11)**	**414**	**(105)**	**–**	**309**

The following table discloses the amounts that have been offset in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at 31 March 2012:

(£ millions)	Gross amount recognised	Gross amount of recognised set off in the balance sheet	Net amount present in the balance sheet	Gross amount of derivatives which can be offset in case of insolvency	Cash collateral pledged	Net amount after offsetting
Financial assets						
Derivative financial assets	71	–	71	(69)	–	2
	71	**–**	**71**	**(69)**	**–**	**2**
Financial liabilities						
Derivative financial liabilities	141	–	141	(69)	–	72
	141	**–**	**141**	**(69)**	**–**	**72**

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33 FINANCIAL INSTRUMENTS (CONTINUED)

Fair value hierarchy
Financial instruments held at fair value are required to be measured by reference to the following levels.

- Quoted prices in an active market (Level 1): This level of hierarchy includes financial instruments that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities. This category mainly includes quoted equity shares, quoted corporate debt instruments and mutual fund investments.
- Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
- Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.

The financial instruments that are measured subsequent to initial recognition at fair value are forward currency contracts, commodity contracts and embedded derivatives. All of these financial instruments are classified as Level 2 fair value measurements, as defined by IFRS 7, being those derived from inputs other than quoted prices that observable. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. Fair value of derivative financial assets and liabilities are estimated by discounting expected future contractual cash flows using prevailing market interest rate curves from Reuters.

The long-term unsecured listed bonds are held at amortised cost. Its fair value (disclosed above) is determined using Level 1 valuation techniques, based on the closing price at 31 March 2014 on the Euro MTF market. There has been no change in the valuation techniques adopted or any transfers between fair value levels.

Fair values of cash and cash equivalents, short-term deposits, trade receivables and payables, short-term debt, other financial assets and liabilities, current and non-current (excluding derivatives) are assumed to approximate to cost due to the short term maturing of the instruments and as the impact of discounting is not significant.

Fair value of prepayment options of £nil (2013: £47 million, 2012: £nil) relates to the GBP 500 million and USD 410 million senior notes due 2018 which were bifurcated but have been repaid early in the year ended 31 March 2014. The fair value represents the difference in the traded market price of the bonds and the expected price the bonds would trade at if they did not contain any prepayment features. The expected price is based on market inputs including credit spreads and interest rates.

Management uses its best judgement in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the Group could have realised in a sales transaction as of respective dates. The estimated fair value amounts as of 31 March 2014, 31 March 2013 and 31 March 2012 have been measured as of the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

(B) CASH FLOW HEDGING

The Group risk management policy allows the use of currency and interest derivative instruments to manage its exposure to fluctuations in foreign exchange and interest rates. To the extent possible under IAS 39, these instruments are designated in hedging relationships if they meet the requirements outlined in the standard.

As of 31 March 2014, the Group has taken out a number of cash flow hedging instruments. The Group uses USD/GBP forward and option contracts, USD/Euro forward contracts and other currency options to hedge future cash flows from sales and purchases. Cash flow hedges are expected to be recognised in profit or loss during the years ending 31 March 2015 to 2018.

The Group also has a number of USD/Euro options which are entered into as an economic hedge of the financial risks of the Group. These contracts do not meet the hedge accounting criteria of IAS 39, so the change in fair value is recognised immediately in the income statement. The time value of options is considered ineffective in the hedge relationship and thus the change in time value is recognised immediately in the income statement.

The Group uses foreign currency contracts to hedge its risk associated with foreign currency fluctuations relating to highly probable forecast transactions. The fair value of such contracts as of 31 March 2014 was a net asset of £673 million (2013: net liability of £254 million, 2012: net liability of £26 million).

Changes in fair value of foreign currency contracts to the extent determined to be an effective hedge is recognised in the statement of other comprehensive income and the ineffective portion of the fair value change is recognised in income statement. Accordingly, the fair value change of net gain of £1,041 million (2013: loss of £288 million, 2012: loss of £36 million) was recognised in other comprehensive income.
The ineffective portion that arises from cash flow hedges amounts to a gain of £5 million (2013: loss of £1 million, 2012: loss of £1 million) which has been recognised in foreign exchange gain/(loss) in the consolidated income statement. The gain on derivative contracts not eligible for hedging was £57 million (2013: loss of £11 million, 2012: loss of £59 million) which has been recognised in foreign gain/(loss) in the consolidated income statement.

The total loss on commodities of £18 million (2013: £10 million, 2012: £12 million) has been recognised in other income in the consolidated income statement.

A 10% depreciation/appreciation of the foreign currency underlying such contracts would have resulted in an approximate additional gain/(loss) of £734 million/(£893) million (2013: £612 million/(£831) million, 2012: £493 million/(£385) million) in equity and a gain/(loss) of £51 million/(£31) million (2013: £35 million/£28 million, 2012: £28 million/(£9) million) in the consolidated income statement.

(C) FINANCIAL RISK MANAGEMENT

In the course of its business, the Group is exposed primarily to fluctuations in foreign currency exchange rates, interest rates, liquidity and credit risk, which may adversely impact the fair value of its financial instruments.

The Group has a risk management policy which covers the foreign exchange risks and credit risks. The risk management policy is approved by the Board of Directors. The risk management framework aims to:

- Create a stable business planning environment – by reducing the impact of currency and interest rate fluctuations to the Company's business plan.
- Achieve greater predictability to earnings – by determining the financial value of the expected earnings in advance.

(D) MARKET RISK

Market risk is the risk of any loss in future earnings in realisable fair values or in future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in any of the risks outlined in (C) above or other market changes. Future specific market movements cannot be normally predicted with reasonable accuracy.

Each of the sensitivity analyses presented in the following sections (E) to (H) assumes that all other variables remain constant and are based on reasonably possible changes in each of the market risks presented.

(E) FOREIGN CURRENCY EXCHANGE RATE RISK

The fluctuation in foreign currency exchange rates may have potential impact on the consolidated income statement, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated cash flow statement and the consolidated statement of changes in equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which the Group operates, its operations are subject to risks arising from fluctuations in exchange rates in those countries. The risks primarily relate to fluctuations in US Dollar, Chinese Yuan, Japanese Yen and Euro against the functional currency of the Group.

The Group, as per its risk management policy, uses derivative instruments primarily to hedge foreign exchange exposure. Any weakening of the functional currency may impact the Group's cost of imports and cost of borrowings.

The Group evaluates the impact of foreign exchange rate fluctuations by assessing its exposure to exchange rate risks. It hedges a part of these risks by using derivative financial instruments in line with its risk management policies.

The following table sets forth information relating to foreign currency exposure as of 31 March 2014:

As at 31 March 2014 (£ millions)	US Dollar	Chinese Yuan	Euro	JPY	*Others	Total
Financial assets	463	840	296	17	318	1,934
Financial liabilities	(1,594)	(715)	(1,322)	(62)	(224)	(3,915)
Net exposure asset/(liability)	**(1,130)**	**125**	**(1,026)**	**(45)**	**94**	**(1,982)**

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33 FINANCIAL INSTRUMENTS (CONTINUED)

A 10% appreciation/depreciation of the USD, Chinese Yuan, Euro and Yen would result in an increase/decrease in the Group's net profit before tax and net assets by approximately £113 million, £12 million, £103 million and £4 million respectively for the year ended 31 March 2014.

The following table sets forth information relating to foreign currency exposure as of 31 March 2013:

As at 31 March 2013 (£ millions)	US Dollar	Chinese Yuan	Euro	JPY	*Others	Total
Financial assets	332	667	259	35	358	1,651
Financial liabilities	(1,266)	(659)	(1,113)	(89)	(239)	(3,366)
Net exposure asset/(liability)	**(934)**	**8**	**(854)**	**(54)**	**119**	**(1,715)**

A 10% appreciation/depreciation of the USD, Chinese Yuan, Euro and Yen would result in an increase/decrease in the Group's net profit before tax and net assets by approximately £93 million, £1 million, £85 milion and £5 million respectively for the year ended 31 March 2013.

The following table sets forth information relating to foreign currency exposure as of 31 March 2012:

As at 31 March 2012 (£ millions)	US Dollar	Chinese Yuan	Euro	JPY	*Others	Total
Financial assets	263	585	231	32	228	1,339
Financial liabilities	(862)	(370)	(923)	(106)	(198)	(2,459)
Net exposure asset/(liability)	**(599)**	**215**	**(692)**	**(74)**	**30**	**(1,120)**

A 10% appreciation/depreciation of the USD, Chinese Yuan, Euro and Yen would result in an increase/decrease in the Group's net profit before tax and net assets by approximately £60 million, £22 million, £69 million and £7 million respectively for the year ended 31 March 2012.

* Others include Russian Rouble, Singapore Dollar, Swiss Franc, Australian Dollar, South African Rand,Thai Baht, Korean Won, etc.

(F) INTEREST RATE RISK

Interest rate risk is measured by using the cash flow sensitivity for changes in variable interest rates.

The Group is presently funded with long-term fixed interest rate bonds. The Group is subject to variable interest rates on certain other debt obligations.

The risk estimates provided assume a parallel shift of 100 basis points interest rate across all yield curves.This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The year-end balances are not necessarily representative of the average debt outstanding during the year.

As of 31 March 2014, net financial liabilities of £167 million (2013: £220 million, 2012: £336 million) were subject to the variable interest rate. Increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £2 million (2013: £2 million, 2012: £3 million) in the consolidated income statement.

The Group is also exposed to interest rate risk with regard to the reported fair value of the prepayment options. At 31 March 2014, had interest rates been 25 basis points higher/lower with all other variables constant, consolidated profit for the year would be £nil lower/£nil higher (2013: £9 million lower/£9 million higher, 2012: £nil lower/£nil higher), mainly as a result of higher/lower finance expense.

(G) LIQUIDITY RISK

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group's policy on liquidity risk is to maintain sufficient liquidity in the form of cash and undrawn borrowing facilities to meet the Group's operating requirements with an appropriate level of headroom.

The following are the undiscounted contractual maturities of financial liabilities, including estimated interest payments:

As at 31 March 2014 (£ millions)	Carrying amount	Contractual cash flows	1 year or less	1 to <2 years	2 to <5 years	5 years and over
Financial liabilities						
Long-term debt	1,843	2,667	117	116	768	1,666
Short-term borrowings	167	167	167	–	–	–
Finance lease obligations	18	20	6	6	8	–
Other financial liabilities	208	231	195	13	23	–
Accounts payable	4,787	4,787	4,787	–	–	–
Derivative financial instruments	120	130	71	48	11	–
Total contractual maturities	**7,143**	**8,002**	**5,343**	**183**	**810**	**1,666**

As at 31 March 2013 (£ millions)	Carrying amount	Contractual cash flows	1 year or less	1 to <2 years	2 to <5 years	5 years and over
Financial liabilities						
Long-term debt	1,839	2,868	143	143	430	2,152
Short-term borrowings	328	331	331	–	–	–
Finance lease obligations	23	28	6	6	14	2
Other financial liabilities	223	243	231	8	4	–
Accounts payable	4,227	4,227	4,227	–	–	–
Derivative financial instruments	414	414	206	119	89	–
Total contractual maturities	**7,054**	**8,111**	**5,144**	**276**	**537**	**2,154**

As at 31 March 2012 (£ millions)	Carrying amount	Contractual cash flows	1 year or less	1 to <2 years	2 to <5 years	5 years and over
Financial liabilities						
Long-term debt	1,641	2,692	134	134	401	2,023
Short-term borrowings	333	340	340	–	–	–
Finance lease obligations	20	23	5	6	12	–
Other financial liabilities	224	224	200	24	–	–
Accounts payable	3,285	3,285	3,285	–	–	–
Derivative financial instruments	141	141	108	24	9	–
Total contractual maturities	**5,644**	**6,705**	**4,072**	**188**	**422**	**2,023**

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33 FINANCIAL INSTRUMENTS (CONTINUED)

(H) CREDIT RISK

The majority of the Group's credit risk pertains to the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses both the direct risk of default and the risk of deterioration of creditworthiness as well as concentration risks.

In addition to counterparty credit risk, the Group is exposed to the impact of volatility with its own credit risk with regard to the fair value of prepayment options. At 31 March 2014, had credit spreads been 25 basis points lower/higher with all other variables constant, consolidated profit for the year would be £nil higher/£nil lower (2013: £9 million higher/£2 million lower, 2012: £nil higher/lower), mainly as a result of lower/higher finance expense.

Financial instruments that are subject to concentrations of credit risk principally consist of investments classified as loans and receivables and trade receivables. None of the financial instruments of the Group result in material concentrations of credit risks. For trade receivables, the Group considers counterparty creditworthiness by means of an internal rating process and its country risk. In this context, the historic financial performance and other relevant information on the counterparty such as payment history are used and assessed.

Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure.

Financial assets
None of the Group's cash equivalents, including time deposits with banks, are past due or impaired. Regarding other financial assets that are neither past due nor impaired, there were no indications as at 31 March 2014 (2013, 2012: no indications) that defaults in payment obligations will occur.

As at 31 March (£millions)	2014 Gross	2014 Impairment	2013 Gross	2013 Impairment	2012 Gross	2012 Impairment
Not yet due	795	2	837	–	612	–
Overdue <3 months	52	–	95	1	48	–
Overdue >3<6 months	4	–	19	2	5	3
Overdue >6 months	10	6	11	7	10	10
Total	**861**	**8**	**962**	**10**	**675**	**13**

Included within trade receivables is £167 million (2013: £242 million, 2012: £143 million) of receivables which are part of a debt factoring arrangement. These assets do not qualify for derecognition due to the recourse arrangements in place. The related liability of £167 million (2013: £242 million, 2012: £143 million) is in short-term borrowings. Both asset and associated liability are stated at fair value.

34 LEASES

LEASES AS LESSEE

Non-cancellable finance lease rentals are payable as follows:

As at 31 March (£ millions)	2014	2013	2012
Less than one year	5	5	5
Between one and five years	13	16	15
More than five years	–	2	–
Total lease payments	**18**	**23**	**20**

The above leases relate to amounts payable under the minimum lease payments on plant and machinery. The Group leased certain of its manufacturing equipment under finance lease. The average lease term is eight years. The Group has options to purchase certain equipment for a nominal amount at the end of lease term.

Non-cancellable operating lease rentals are payable as follows:

As at 31 March (£ millions)	2014	2013	2012
Less than one year	26	8	9
Between one and five years	39	16	24
More than five years	18	10	6
Total lease receipts	**83**	**34**	**39**

The Group leases a number of properties and plant and machinery under operating leases.

LEASES AS LESSOR

The future minimum lease receipts under non-cancellable operating leases are as follows:

As at 31 March (£ millions)	2014	2013	2012
Less than one year	4	4	3
Between one and five years	–	–	–
More than five years	–	–	–
Total lease receipts	**4**	**4**	**3**

The above leases relate to amounts receivable in respect of land and buildings and fleet car sales. The average lease life is less than one year.

35 SEGMENT REPORTING

Operating segments are defined as components of the Group about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance.

The JLR Group operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories from which the Group derives its revenues. The Group has only one operating segment, so no separate segment report is given.

The geographic spread of sales and non-current assets is as disclosed below:

(£ millions)	UK	US	China	Rest of Europe	Rest of World	Total
31 March 2014						
Revenue	2,989	2,683	6,687	2,978	4,049	19,386
Non-current assets	7,376	13	8	10	17	7,424
31 March 2013						
Revenue	2,606	2,137	5,161	2,514	3,366	15,784
Non-current assets	5,814	14	4	10	15	5,857
31 March 2012						
Revenue	2,259	1,996	3,889	2,420	2,948	13,512
Non-current assets	4,330	14	19	9	15	4,387

In the table above, non-current assets excludes financial assets, pension assets and deferred tax assets.

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36 RELATED-PARTY TRANSACTIONS

The Group's related parties principally consist of Tata Sons Ltd., subsidiaries, associates and joint ventures of Tata Sons Ltd., which includes Tata Motors Ltd. (the ultimate parent company), subsidiaries, associates and joint ventures of Tata Motors Ltd. The Group routinely enters into transactions with these related parties in the ordinary course of business including transactions for sale and purchase of products with its associates and joint ventures. Transactions and balances with the Group's own subsidiaries are eliminated on consolidation.

The following table summarises related-party transactions and balances not eliminated in the consolidated financial statements.

(£ millions)	With fellow subsidiaries, associates and joint ventures	With immediate or ultimate parent
31 March 2014		
Sale of products	–	55
Services received	157	10
Services rendered	26	–
Trade and other receivables	15	15
Accounts payable	5	1
31 March 2013		
Sale of products	–	52
Services received	90	16
Services rendered	9	–
Trade and other receivables	8	–
Accounts payable	27	2
Loans given	8	–
31 March 2012		
Sale of products	–	69
Services received	54	9
Trade and other receivables	–	3
Accounts payable	13	–
Accrued preference share dividend	–	11
Loans repaid	–	435

Compensation of key management personnel

Year ended 31 March (£ millions)	2014	2013	2012
Short-term benefits	21	12	16
Post-employment benefits	1	–	2
Compensation for loss of office	–	–	2
Total compensation of key management personnel	**22**	**12**	**20**

In addition to the compensation noted above, a loan of £0.7 million has been granted to a member of key management personnel. This loan is for a term of eight years and is interest bearing at the HMRC official rate.

Refer to note 30 for information on transactions with post-employment benefit plans.

37 ULTIMATE PARENT COMPANY AND PARENT COMPANY OF LARGER GROUP

The immediate parent undertaking is TML Holdings PTE. Limited (Singapore) and ultimate parent undertaking and controlling party is Tata Motors Limited, India which is the parent of the smallest and largest Group to consolidate these financial statements.

Copies of the Tata Motors Limited, India consolidated financial statements can be obtained from the Group Secretary, Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai – 400001, India.

38 SUBSEQUENT EVENTS

In May 2014, the Company proposed an ordinary dividend of £150 million to its immediate parent TML Holdings PTE. Limited (Singapore). This amount was paid in full in June 2014.

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Parent Company financial statements

PARENT COMPANY BALANCE SHEET

As at 31 March (£ millions)	Note	2014	2013	2012
Non-current assets				
Investments	39	1,655	1,655	1,655
Other financial assets	40	1,868	1,954	–
Other non-current assets	41	6	4	9
Deferred income taxes	42	8	–	–
Total non-current assets		**3,537**	**3,613**	**1,664**
Current assets				
Cash and cash equivalents	43	1	1	1
Other financial assets	40	61	73	1,710
Other current assets	41	2	5	4
Total current assets		**64**	**79**	**1,715**
Total assets		**3,601**	**3,692**	**3,379**
Current liabilities				
Short-term borrowings and current portion of long-term debt	44	–	–	157
Other financial liabilities	45	28	39	48
Deferred finance income		2	5	–
Current income tax liabilities		12	11	–
Total current liabilities		**42**	**55**	**205**
Non-current liabilities				
Long-term debt	44	1,843	1,839	1,484
Other financial liabilities	45	–	47	–
Deferred finance income		31	35	–
Total non-current liabilities		**1,874**	**1,921**	**1,484**
Total liabilities		**1,916**	**1,976**	**1,689**
Equity attributable to equity holders of the parent				
Ordinary share capital	46	1,501	1,501	1,501
Capital redemption reserve		167	167	167
Retained earnings		17	48	22
Equity attributable to equity holders of the parent		**1,685**	**1,716**	**1,690**
Total liabilities and equity		**3,601**	**3,692**	**3,379**

These Parent Company Financial Statements were approved by the Board of Directors and authorised for issue on 28 July 2014. They were signed on its behalf by:

Dr Ralf Speth Chief Executive Officer



Company registered number: 06477691

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY

(£ millions)	Ordinary share capital	Capital redemption reserve	Profit and loss reserve	Total equity
Balance at 1 April 2013	**1,501**	**167**	**48**	**1,716**
Profit for the year	–	–	119	119
Total comprehensive income	–	–	**119**	**119**
Dividend paid	–	–	(150)	(150)
Balance at 31 March 2014	**1,501**	**167**	**17**	**1,685**
Balance at 1 April 2012	**1,501**	**167**	**22**	**1,690**
Profit for the year	–	–	176	176
Total comprehensive income	–	–	**176**	**176**
Dividend paid	–	–	(150)	(150)
Balance at 31 March 2013	**1,501**	**167**	**48**	**1,716**
Balance at 1 April 2011	**1,501**	**167**	**24**	**1,692**
Loss for the year	–	–	(2)	(2)
Total comprehensive loss	–	–	**(2)**	**(2)**
Balance at 31 March 2012	**1,501**	**167**	**22**	**1,690**

PARENT COMPANY CASH FLOW STATEMENT

Year ended 31 March (£ millions)	2014	2013	2012
Cash flows (used in)/from operating activities			
Profit for the year	**119**	**26**	**(2)**
Adjustments for:			
Foreign exchange loss/(gain) on loans	1	(8)	10
Loss/(gain) on embedded derivatives	47	(47)	–
Income tax (credit)/expense	(8)	12	–
Dividends received	(150)	–	–
Finance income	(285)	(135)	(81)
Finance expense	236	135	88
Cash flows (used in)/from operating activities before changes in assets and liabilities	**(40)**	**(17)**	**15**
Other financial assets	(19)	195	(1,078)
Other current liabilities	2	(1)	5
Net cash (used in)/from operating activities	**(57)**	**177**	**(1,058)**
Cash flows from investing activities			
Finance income received	303	121	73
Dividends received	150	150	–
Net cash from investing activities	**453**	**271**	**73**
Cash flows (used in)/from financing activities			
Finance expenses and fees paid	(329)	(141)	(85)
Proceeds from issuance of long-term debt	829	–	1,500
Repayment of long-term debt	(746)	–	–
Repayment of short-term debt	–	(157)	(433)
Dividends paid	(150)	(150)	–
Net cash (used in)/from financing activities	**(396)**	**(448)**	**982**
Net change in cash and cash equivalents	–	–	**(3)**
Cash and cash equivalents at beginning of year	1	1	4
Cash and cash equivalents at end of year	**1**	**1**	**1**

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39 INVESTMENTS

Investments consist of the following:

(£ millions)	2014	2013	2012
Cost of unquoted equity investments at beginning of year	1,655	1,655	1,875
Preference share investments converted to financial asset	–	–	(220)
Cost of unquoted equity investments at end of year	**1,655**	**1,655**	**1,655**

The Company has not made any investments or disposals of investments in the year.

In March 2012, Land Rover and Jaguar Cars Limited converted preference shares owed to Jaguar Land Rover Automotive plc into debt.

The Company has the following 100% direct interest in the ordinary shares of a subsidiary undertaking:

Subsidiary undertaking	Principal place of business and country of incorporation	Principal activity
Jaguar Land Rover Holdings Limited (formerly Land Rover)	England and Wales	Holding Company

The shareholding above is recorded at acquisition value in the Company's accounts. Details of the indirect subsidiary undertakings are as follows, each being a 100% indirect interest in the ordinary share capital of the Jaguar Land Rover Holdings Limited:

Name of Company	Principal place of business and country of incorporation	Principal activity
Jaguar Land Rover Limited	England and Wales	Manufacture and sale of motor vehicles
Jaguar e Land Rover Brazil Importacao e Comercio de Veiculos Ltda	Brazil	Distribution and sales
Jaguar Land Rover (South Africa) (Pty) Ltd	South Africa	Distribution and sales
Jaguar Land Rover Australia Pty Limited	Australia	Distribution and sales
Jaguar Land Rover Austria GmbH	Austria	Distribution and sales
Jaguar Land Rover Automotive Trading (Shanghai) Co. Ltd	China	Distribution and sales
Jaguar Land Rover Belux N.V	Belgium	Distribution and sales
Jaguar Land Rover Canada, ULC	Canada	Distribution and sales
Jaguar Land Rover Deutschland GmbH	Germany	Distribution and sales
Jaguar Land Rover Espana SL	Spain	Distribution and sales
Jaguar Land Rover France SAS	France	Distribution and sales
Jaguar Land Rover India Limited	India	Distribution and sales
Jaguar Land Rover Italia SpA	Italy	Distribution and sales
Jaguar Land Rover Japan Limited	Japan	Distribution and sales
Jaguar Land Rover Korea Company Limited	Korea	Distribution and sales
Jaguar Land Rover Nederland BV	Holland	Distribution and sales
Jaguar Land Rover North America, LLC	USA	Distribution and sales
Jaguar Land Rover Portugal-Veiculos e Pecas, Lda	Portugal	Distribution and sales
Limited Liability Company "Jaguar Land Rover" (Russia)	Russia	Distribution and sales
Jaguar Land Rover (South Africa) Holdings Ltd	England and Wales	Holding Company
JLR Nominee Company Limited	England and Wales	Non-trading
Land Rover Ireland Limited	Ireland	Non-trading
Daimler Transport Vehicles Limited	England and Wales	Dormant
Jaguar Cars (South Africa) (Pty) Ltd	South Africa	Dormant
Jaguar Cars Limited	England and Wales	Dormant
Land Rover Exports Limited	England and Wales	Dormant
Land Rover Group Limited	England and Wales	Dormant
Land Rover Parts Limited	England and Wales	Dormant
S S Cars Limited	England and Wales	Dormant
The Daimler Motor Company Limited	England and Wales	Dormant
The Jaguar Collection Limited	England and Wales	Dormant
The Lanchester Motor Company Limited	England and Wales	Dormant

Details of the indirect holdings in equity accounted investees are given in note 13 to the consolidated financial statements.

40 OTHER FINANCIAL ASSETS

As at 31 March (£ millions)	2014	2013	2012
Non-current			
Receivables from subsidiaries	1,868	1,954	–
Current			
Other financial assets	61	73	1,710

41 OTHER ASSETS

As at 31 March (£ millions)	2014	2013	2012
Non-current			
Prepaid expenses	6	4	9
Current			
Prepaid expenses	2	5	4

42 DEFERRED TAX ASSETS AND LIABILITIES

As at 31 March 2014, the Company has recognised a deferred tax asset of £8 million in relation to tax losses. The Company had no deferred tax assets or liabilities either recognised or unrecognised at 31 March 2013 or 2012.

43 CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

As at 31 March (£ millions)	2014	2013	2012
Balances with banks	1	1	1

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44 INTEREST BEARING LOANS AND BORROWINGS

As at 31 March (£ millions)	2014	2013	2012
Euro MTF listed bonds	1,843	1,839	1,484
Redeemable preference shares classed as debt	–	–	157
Total borrowings	**1,843**	**1,839**	**1,641**
Less:			
Short-term preference shares	–	–	(157)
Long-term debt	**1,843**	**1,839**	**1,484**

EURO MTF LISTED DEBT

The bonds are listed on the Euro MTF market, which is a listed market regulated by the Luxembourg Stock Exchange.

Details of the tranches of the bonds outstanding at 31 March 2014 are as follows:

- $410 million Senior Notes due 2021 at a coupon of 8.125% per annum – issued May 2011
- £500 million Senior Notes due 2020 at a coupon of 8.25% per annum – issued March 2012
- $500 million Senior Notes due 2023 at a coupon of 5.625% per annum – issued January 2013
- $700 million Senior Notes due 2018 at a coupon of 4.125% per annum – issued December 2013
- £400 million Senior Notes due 2022 at a coupon of 5.000% per annum – issued January 2014

The bond funds raised were used to repay both long-term and short-term debt and provide additional cash facilities for the Company.

Details of the tranches of the bonds repaid in the year ended 31 March 2014 are as follows:

- £500 million Senior Notes due 2018 at a coupon of 8.125% per annum – issued May 2011
- $410 million Senior Notes due 2018 at a coupon of 7.75% per annum – issued May 2011

PREFERENCE SHARES CLASSIFIED AS DEBT

The holders of the preference shares are entitled to be paid out of the profits available for distribution of the Company in each financial year a fixed non-cumulative preferential dividend of 7.25% per annum. The preference share dividend is payable in priority to any payment to the holders of other classes of capital stock.

On a return of capital on liquidation or otherwise, the assets of the Company available for distribution shall be applied first to holders of preference shares the sum of £1 per share together with a sum equal to any arrears and accruals of preference dividend.

The Company may redeem the preference shares at any time, but must do so not later than ten years after the date of issue. The holders may demand repayment at any time, subject to giving one month's notice.

On redemption, the Company shall pay the £1 per preference share and a sum equal to any arrears or accruals of preference dividend.

Preference shares contain no right to vote upon any resolution at any general meeting of the Company. In June 2012, £157 million of preference shares were repaid.

The contractual cash flows of interest bearing debt and borrowings as of 31 March 2014 is set out below, including estimated interest payments and assumes the debt will be repaid at the maturity date.

As at 31 March (£ millions)	2014	2013	2012
Due in 1 year or less	117	143	134
2nd and 3rd years	231	287	134
4th and 5th years	653	287	401
More than 5 years	1,666	2,151	2,023
Total contractual cash flows	**2,667**	**2,868**	**2,692**

45 OTHER FINANCIAL LIABILITIES

As at 31 March (£ millions)	2014	2013	2012
Current			
Interest payable	23	36	44
Other	5	3	4
Total current other financial liabilities	**28**	**39**	**48**
Non-current			
Derivative financial instruments	–	47	–
Total non-current other financial liabilities	**–**	**47**	**–**

46 CAPITAL AND RESERVES

As at 31 March (£ millions)	2014	2013	2012
Allotted, called up and fully paid			
1,500,642,163 ordinary shares of £1 each	1,501	1,501	1,501
Nil (2013: nil, 2012: 157,052,620) 7.25% preference shares of £1 each	–	–	157
Total capital	**1,501**	**1,501**	**1,658**
Presented as equity	1,501	1,501	1,501
Presented as debt	–	–	157

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

Preference shares contain no right to vote upon any resolution at any general meeting of the Company. In June 2012, all £157 million of preference shares were repaid.

The capital redemption reserve of £167 million (2013, 2012: £167 million) was created in March 2011 on the cancellation of share capital.

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47 DIVIDENDS

Year ended 31 March (£ millions)	2014	2013	2012
Dividend proposed for the previous year paid during the year of £0.10 (2013: £nil, 2012: £nil) per ordinary share	150	–	–
Dividend for the year paid during the year of £nil (2013: £0.10, 2012: £nil) per ordinary share	–	150	–
Amounts recognised as distributions to equity holders during the year	**150**	**150**	**–**
Proposed dividend for the year of £0.10 (2013: £0.10, 2012: £nil) per ordinary share	150	150	–

The proposed dividend for the year ended 31 March 2014 was paid in full in June 2014. Preference shares of £157 million were repaid in the year ended 31 March 2013, along with preference share dividends of £14 million (2012: accrued £11 million).

48 COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies at 31 March 2014, 2013 or 2012.

49 CAPITAL MANAGEMENT

The Company's objectives when managing capital are to ensure the going concern operation of it and its subsidiaries and to maintain an efficient capital structure to reduce the cost of capital, support the corporate strategy and to meet shareholder expectations.

The Company's policy is to borrow centrally through capital market issues supported by committed borrowing facilities to meet anticipated funding requirements. The Company also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure is governed according to Company policies approved by the Board and is monitored by various metrics, such as debt to EBITDA and EBITDA to interest ratios, as per the debt covenants and rating agency guidance. Funding requirements are reviewed periodically with any debt issuances and capital distributions approved by the Board.

The following table summarises the capital of the Company:

As at 31 March (£ millions)	2014	2013	2012
Short-term debt	–	–	157
Long-term debt	1,843	1,839	1,484
Total debt	**1,843**	**1,839**	**1,641**
Equity	1,685	1,716	1,690
Total capital	**3,528**	**3,555**	**3,331**

50 FINANCIAL INSTRUMENTS

This section gives an overview of the significance of financial instruments for the Company and provides additional information on balance sheet items that contain financial instruments.

The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

(A) FINANCIAL ASSETS AND LIABILITIES

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of 31 March 2014:

Financial assets

(£ millions)	Cash, loans and receivables	Fair value through profit and loss	Total carrying value	Total fair value
Cash and cash equivalents	1	–	1	1
Other financial assets – current	61	–	61	61
Other financial assets – non-current	1,868	–	1,868	1,868
Total financial assets	**1,930**	**–**	**1,930**	**1,930**

Financial liabilities

(£ millions)	Other financial liabilities	Fair value through profit and loss	Total carrying value	Total fair value
Other financial liabilities – current	28	–	28	28
Long-term debt	1,843	–	1,843	1,982
Total financial liabilities	**1,871**	**–**	**1,871**	**2,010**

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of 31 March 2013:

Financial assets

(£ millions)	Cash, loans and receivables	Fair value through profit and loss	Total carrying value	Total fair value
Cash and cash equivalents	1	–	1	1
Other financial assets – current	73	–	73	73
Other financial assets – non-current	1,907	47	1,954	1,954
Total financial assets	**1,981**	**47**	**2,028**	**2,028**

Financial liabilities

(£ millions)	Other financial liabilities	Fair value through profit and loss	Total carrying value	Total fair value
Other financial liabilities – current	39	–	39	39
Other financial liabilities – non-current	–	47	47	47
Long-term debt	1,839	–	1,839	2,058
Total financial liabilities	**1,878**	**47**	**1,925**	**2,144**

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50 FINANCIAL INSTRUMENTS (CONTINUED)

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of 31 March 2012:

Financial assets

(£ millions)	Cash, loans and receivables	Total carrying value	Total fair value
Cash and cash equivalents	1	1	1
Other financial assets – current	1,710	1,710	1,710
Total financial assets	**1,711**	**1,711**	**1,711**

Financial liabilities

(£ millions)	Other financial liabilities	Total carrying value	Total fair value
Preference shares	157	157	157
Short-term debt	48	48	48
Long-term debt	1,484	1,484	1,534
Total financial liabilities	**1,689**	**1,689**	**1,739**

FAIR VALUE HIERARCHY

Financial instruments held at fair value are required to be measured by reference to the following levels.

- Quoted prices in an active market (Level 1): This level of hierarchy includes financial instruments that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities. This category mainly includes quoted equity shares, quoted corporate debt instruments and mutual fund investments.
- Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
- Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.

The financial instruments that are measured subsequent to initial recognition at fair value are forward currency contracts, commodity contracts and embedded derivatives. All of these financial instruments are classified as Level 2 fair value measurements, as defined by IFRS 7, being those derived from inputs other than quoted prices that are observable. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. Derivatives are marked to market using market observable rates and published prices together with forecast cash flow information where applicable.

The long-term unsecured listed bonds are held at amortised cost. Its fair value (disclosed above) is determined using Level 1 valuation techniques, based on the closing price at 31 March 2014 on the Euro MTF market. There has been no change in the valuation techniques adopted or any transfers between fair value levels.

Fair values of cash and cash equivalents, short-term deposits, trade receivables and payables, short-term debt, other financial assets and liabilities, current and non-current (excluding derivatives) are assumed to approximate to cost due to the short-term maturing of the instruments and as the impact of discounting is not significant.

Fair value of prepayment options of £nil (2013: £47 million, 2012: £nil) relates to the GBP 500 million and USD 410 million senior notes due 2018 which were bifurcated but have been repaid early in the year ended 31 March 2014. The fair value represents the difference in the traded market price of the bonds and the expected price the bonds would trade at if they did not contain any prepayment features. The expected price is based on market inputs including credit spreads and interest rates.

Management uses its best judgement in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the Group could have realised in a sales transaction as of respective dates. The estimated fair value amounts as of 31 March 2014, 31 March 2013 and 31 March 2012 have been measured as of the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

(B) CASH FLOW HEDGING

As at 31 March 2014, 31 March 2013 and 31 March 2012, there are no designated cash flow hedges.

(C) FINANCIAL RISK MANAGEMENT

In the course of its business, the Company is exposed primarily to fluctuations in foreign currency exchange rates, interest rates, equity price, liquidity and credit risk, which may adversely impact the fair value of its financial instruments. The Company has a risk management policy which not only covers the foreign exchange risks but also the risks associated with the financial assets and liabilities such as interest rate risks and credit risks. The risk management policy is approved by the Board of Directors. The risk management framework aims to:

- Create a stable business planning environment – by reducing the impact of currency and interest rate fluctuations to the Company's business plan.
- Achieve greater predictability to earnings – by determining the financial value of the expected earnings in advance.

(D) MARKET RISK

Market risk is the risk of any loss in future earnings in realisable fair values or in future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in any of the risks outlined in (C) above or other market changes. Future specific market movements cannot be normally predicted with reasonable accuracy.

Each of the sensitivity analyses presented below assume that all other variables remain constant and are based on reasonably possible changes in each of the market risks presented.

(E) FOREIGN CURRENCY EXCHANGE RATE RISK

The fluctuation in foreign currency exchange rates may have potential impact on the income statement, equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the Company. The Company's operations are subject to risks arising from fluctuations in exchange rates. The risks primarily relate to fluctuations in the GBP:US Dollar rate as the Company has USD assets and liabilities and a GBP functional currency.

The following analysis has been worked out based on the gross exposure as of the Balance Sheet date which could affect the income statement.

The following table sets forth information relating to foreign currency exposure as at 31 March 2014:

(£ millions)	US Dollar
Financial assets	1,078
Financial liabilities	(1,066)
Net exposure asset	**12**

A 10% appreciation/depreciation of the USD would result in an increase/decrease in the Company's net profit before tax and net assets by approximately £1 million.

The following table sets forth information relating to foreign currency exposure as at 31 March 2013:

(£ millions)	US Dollar
Financial assets	891
Financial liabilities	(888)
Net exposure asset	**3**

A 10% appreciation/depreciation of the USD would result in an increase/decrease in the Company's net profit before tax and net assets by approximately £nil.

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50 FINANCIAL INSTRUMENTS (CONTINUED)

The following table sets forth information relating to foreign currency exposure as at 31 March 2012

(£ millions)	US Dollar
Financial assets	533
Financial liabilities	(528)
Net exposure asset	**5**

A 10% appreciation/depreciation of the USD would result in an increase/decrease in the Company's net profit before tax and net assets by approximately £nil.

(F) INTEREST RATE RISK

Interest rate risk is measured by using the cash flow sensitivity for changes in variable interest rates.

The Company is presently funded with long-term fixed interest rate bonds.The Company is subject to variable interest rates on certain other debt obligations.

The risk estimates provided assume a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The year end balances are not necessarily representative of the average debt outstanding during the year.

As of 31 March 2014 net financial assets of £25 million (2013: £18 million, 2012: £18 million) were subject to the variable interest rate. Increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £nil (2013: £nil, 2012: £nil).

(G) LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's policy on liquidity risk is to ensure that sufficient borrowing facilities are available to fund ongoing operations without the need to carry significant net debt over the medium term. The quantum of committed borrowing facilities available to the Company is reviewed regularly and is designed to exceed forecast peak gross debt levels.

The following are the undiscounted contractual maturities of financial liabilities, including estimated interest payments:

As at 31 March 2014 (£ millions)	Carrying amount	Contractual cash flows	1 year or less	1 to <2 years	2 to <5 years	5 years and over
Financial liabilities						
Long-term debt	1,843	2,667	117	116	768	1,666
Other financial liabilities	28	5	5	–	–	–
Total contractual maturities	**1,871**	**2,672**	**122**	**116**	**768**	**1,666**

As at 31 March 2013 (£ millions)	Carrying amount	Contractual cash flows	1 year or less	1 to <2 years	2 to <5 years	5 years and over
Financial liabilities						
Long-term debt	1,839	2,868	143	143	430	2,152
Other financial liabilities	39	39	39	–	–	–
Derivative financial instruments	47	47	–	–	47	–
Total contractual maturities	**1,925**	**2,954**	**182**	**143**	**477**	**2,152**

As at 31 March 2012 (£ millions)	Carrying amount	Contractual cash flows	1 year or less	1 to <2 years	2 to <5 years	5 years and over
Financial liabilities						
Long-term debt	1,641	2,692	134	134	401	2,023
Other financial liabilities	48	48	48	–	–	–
Total contractual maturities	**1,689**	**2,740**	**182**	**134**	**401**	**2,023**

(H) CREDIT RISK

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses of both, the direct risk of default and the risk of deterioration of creditworthiness as well as concentration risks. Financial instruments that are subject to concentrations of credit risk consist of loans to subsidiaries, based in a variety of geographies and markets.

Exposure to credit risk
The carrying amount of financial assets represents the maximum credit exposure.

Financial assets
None of the Company's cash equivalents or other financial receivables, including time deposits with banks, are past due or impaired. Regarding other financial assets that are neither past due nor impaired, there were no indications as at 31 March 2014 (2013, 2012: no indications) that defaults in payment obligations will occur.

51 RELATED-PARTY TRANSACTIONS

The Company's related parties principally consist of Tata Sons Ltd., subsidiaries, associates and joint ventures of Tata Sons Ltd. which includes Tata Motors Ltd. (the ultimate Parent Company), subsidiaries, associates and joint ventures of Tata Motors Ltd. The Company routinely enters into transactions with these related parties in the ordinary course of business.

The following table summarises related-party transactions and balances not eliminated in the consolidated financial statements:

(£ millions)	With subsidiaries	With immediate parent
31 March 2014		
Loans to subsidiaries	1,929	–
31 March 2013		
Loans to subsidiaries	2,027	–
31 March 2012		
Loans from parent	–	157
Loans to subsidiaries	1,710	–

There was no compensation paid by the Company to the directors or to key management personnel.

Apart from the directors, the Company did not have any employees and had no employee costs in the years ended 31 March 2014, 2013 and 2012.

52 ULTIMATE PARENT COMPANY AND PARENT COMPANY OF LARGER GROUP

The immediate parent undertaking is TML Holdings PTE. Limited (Singapore) and ultimate parent undertaking and controlling party is Tata Motors Ltd, India which is the parent of the smallest and largest Group to consolidate these financial statements.

Copies of the Tata Motors Ltd, India consolidated financial statements can be obtained from the Group Secretary, Tata Motors Ltd, Bombay House, 24, Homi Mody Street, Mumbai – 400001, India.

53 SUBSEQUENT EVENTS

In May 2014, the Company proposed an ordinary dividend of £150 million to its immediate parent TML Holdings PTE. Limited (Singapore). This amount was paid in full in June 2014.

JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14
JAGUAR LAND ROVER AUTOMOTIVE PLC | ANNUAL REPORT 2013-14

Jaguar Land Rover
Jaguar Land Rover Automotive plc
Whitley
West Midlands
CV3 4LF
United Kingdom
© JLR 2014